HONEY, IT'S ME. GUESS WHAT?

IT'S REALLY HAPPENING!

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IT OUT

QUALCOMM® 2002 ANNUAL REPORT

ACTION SPEAKS LOUDER

THE THIRD GENERATION
OF WIRELESS COMMUNICATIONS
IS HERE



AND IT'S GROWING

3G IS REAL

REAL near doubling of voice capacity.
REAL fast data speeds.
REAL cost-effective networks.
REAL colorful multimedia devices.
REAL useful wireless data applications.

AND 3G CDMA PROVIDES THE REAL EDGE

QUALCOMM Incorporated (www.qualcomm.com) is a leader in developing and delivering innovative digital wireless communications products and services based on Code Division Multiple Access (CDMA) digital wireless technology. Headquartered in San Diego, California, QUALCOMM is included in the S&P 500 Index and traded on The NASDAQ Stock Market® under the ticker symbol QCOM.

ENABLED BY QUALCOMM


MENU
PAGE 04 Real Multimedia Devices
PAGE 09 Real High-speed Networks
PAGE 18 Real Technology Breakthroughs
PAGE 22 Real Applications
PAGE 26 Real Foundation for Growth
PAGE 28 Real Innovative Thinking
PAGE 30 Real Commitment
PAGE 31 Real Stockholder Value
Financial Highlights
Letter to Stockholders
PAGE 36 Glossary
PAGE 37 Financials


IT'S UNLEASHING AN AVALANCHE OF NEW W








RELESS PHONES AND DEVICES

THE THIRD GENERATION IS HERE

□ About one out of every five wireless handsets sold today is based on CDMA, the breakthrough digital wireless technology pioneered by QUALCOMM. (Source: EMC World Cellular Database, November 2002)

□ There are more than 135 million CDMA subscribers worldwide as of September 2002. (Source: www.cdg.org)

□ There are nearly 26 million reported 3G CDMA subscribers around the world as of November 30, 2002. (Source: www.3GToday.com)

□ With the commercial introduction of third-generation (3G) CDMA technology, QUALCOMM is enabling a whole new wave of fully integrated wireless multimedia devices.

□ These devices offer attractive color screens, fast Internet downloads and useful interactive capabilities like navigation services and full-color, full-motion games.

□ These devices come in many forms: flip-phones, color phones, smart phones, video and still camera phones, wireless PDAs and high-speed wireless modems.

□ More and more such devices are being introduced as manufacturers ramp up to feed the public's growing need for speed.

□ Wireless is more than just talk now. High-speed data is here. It's commercial. It's accepted. And demand is growing.

34 MANUFACTURERS

Over 200 end-user 3G CDMA devices have been commercially introduced in Asia, the Americas and Europe. (Source: www.3GToday.com, December 2002)








HIGH-SPEED MOBILE DATA
SERVICES HAVE ARRIVED

The power of the third generation of devices is unlike anything the wireless industry has ever seen. The handset is no longer a simple device for voice communications. It has become a multi-media platform operating up to 10 times faster than traditional wireless phones. Read e-mail. Surf the wireless Internet. Enjoy a host of graphics-rich games.

In a growing number of regions, you can even be located by emergency services workers when you need them. The devices that deliver these types of exciting new services have arrived, enabled by QUALCOMM technology.

And this is only the beginning.


LG


treo



Navigation



Emergency Services



eCommerce



Entertainment

AND MANY MORE ARE ON THE WAY

32 WIRELESS OPERATORS IN 16 COUNTRIES HAVE DEPLOYED NETWORKS BASED ON 3G CDMA TECHNOLOGY (as of December 2002)

Wireless infrastructure equipment is the foundation for wireless networks. It's comprised of a series of radio base stations that cover regions of service. Each base station sends and receives the wireless signals that move between phones and switches on the network. Inside each base station are many "chipsets" (integrated circuits with system software) that act as the brain for the whole operation.

More and more wireless manufacturers are choosing products that use QUALCOMM chips for their voice and high-speed data networks and devices. By all measures, QUALCOMM offers the smartest and fastest-to-market solution today.



3G IS HAPPENING IN NORTH AMERICA

CDMA SUBSCRIBER GROWTH
NORTH AMERICA


65M
52M
34M
20M
1999
2000
2001
2002

Notes: North American CDMA subscriber figures including U.S. and Canada.
1999-2001 data as of 12/99, 12/00, 12/01.
2002 data as of 11/02.
Source: EMC Worldwide Cellular Database, 11/02.

THE LEADING WIRELESS TECHNOLOGY

With 65 million people served*, the CDMA technology pioneered by QUALCOMM supports over 46 percent of all wireless telecommunications subscribers in the United States and Canada*. And it enables operators to nearly double their network voice capacity and provide subscribers with high-speed data services. Recognizing those economic benefits, a number of North American operators successfully made the transition to 3G CDMA this year.

VERIZON WIRELESS

- In January 2002, Verizon Wireless launched its Express Network in major markets, delivering high-speed data services based on 3G CDMA2000 1X.
- Verizon Wireless is the largest CDMA carrier in North America. By September 2002, Verizon Wireless served 31 million customers.
- Also during 2002, Verizon conducted a trial of CDMA2000 1xEV-DO, the "data-optimized" wireless technology recognized by the International Telecommunications Union as a 3G standard.

SPRINT PCS

- In August this year, Sprint PCS launched its nationwide CDMA2000 1X network featuring Sprint PCS Vision℠ and PCS Wireless Web℠ services.
- By September 2002, Sprint PCS and its affiliates' networks served over 16 million people.

MONET MOBILE

- In October 2002, Monet Mobile launched the first commercial CDMA2000 1xEV-DO network. Monet's CDMA2000 1xEV-DO launch marked the debut in the United States of commercial broadband wireless data services, supporting fixed and mobile wireless Internet access at multi-megabit peak rates.

OTHER NORTH AMERICAN OPERATORS SUCCESSFULLY MADE THE TRANSITION TO 3G CDMA INCLUDING:

- Aliant Mobility
- Bell Mobility
- Cellular South
- Kiwi PCS (Comscape U.S.A.)
- Leap Wireless
- Metro PCS
- MTS
- Telus Mobility
- U.S. Cellular

* Source: EMC World Cellular Database, November 2002. Percentages based on total number of approximately 65 million CDMA subscribers, and total number of North American wireless subscribers of over 140 million.

IT'S HAPPENING IN CHINA

ONE OF THE FASTEST-GROWING MARKETS

CDMA is growing in China, the world's largest wireless market. Seventeen domestic Chinese telecommunications equipment manufacturers are now licensed by QUALCOMM to develop, manufacture and sell 3G handsets and/or infrastructure equipment.

CHINA UNICOM

- This year, China Unicom completed the first phase of the nationwide rollout of its multibillion dollar "Horizon" network based on QUALCOMM's industry-leading CDMA technology.

- China Unicom completed the first phase of its CDMA network deployment under budget. The project yielded a network capacity of approximately *16 million subscribers**.

- As part of the second phase of the project, the entire network is now being upgraded to CDMA2000 1X. When completed in the second quarter of 2003, the network will have the capacity to serve over 31 million subscribers*.

- Also this year, China Unicom agreed to offer BREW applications to a portion of its subscriber base.

- As 2002 drew to a close, more than a billion dollars in CDMA2000 1X equipment contracts were awarded to participating vendors including ZTE, Motorola, Lucent, Nortel and Ericsson.

CHINA UNICOM CDMA WIRELESS SUBSCRIBER GROWTH IN 2002



5.0M
2.8M
1.6M
0.73M
Jan
Jun
Aug
Oct

* Source: China Unicom.





IT'S HAPPENING IN SOUTH KOREA

CDMA SUBSCRIBER GROWTH
SOUTH KOREA


24M
27M
30M
32M
1999
2000
2001
2002

1999-2001 data as of 12/99, 12/00, 12/01.
2002 data as of 11/02.
Sources: SK Telecom web site, KT Freetel web site, LG Telecom web site, 11/02; EMC Worldwide Cellular Database, 11/02.

WHERE CDMA COMES FIRST

South Korea staked out its position as a wireless leader with one of the first commercial launches of CDMA cellular phone service back in 1995. Another landmark occurred in 2000 when the world's first commercial 3G network based on CDMA2000 1X technology launched. The tradition continued this year when two operators launched the first "data-optimized" high-speed wireless CDMA2000 1xEV-DO networks.

South Korea's high-speed wireless networks helped drive demand for new feature-rich devices. Approximately 80 percent of all handsets sold this year featured color screens and there was a surge of interest in advanced camera-embedded phones and devices featuring position location capabilities enabled by QUALCOMM's market-leading gpsOne™ technology.

SK TELECOM (SKT)

- Data revenues at South Korea's largest CDMA2000 1X wireless carrier increased dramatically as millions took advantage of "NATE" for wireless Internet access and "NATE Drive" for navigation and location services.
- This year's CDMA2000 1xEV-DO upgrade allows fast data services in over 80 cities nationwide.
- SKT features a host of 1xEV-DO capable devices including a high-speed wireless modem card from GTRAN and cutting-edge handsets from Samsung and SK Teletech.

KT FREETEL (KTF)

- Average revenue per user (ARPU) data increased sixfold when KTF launched the first commercial wireless Internet service based on QUALCOMM's BREW applications platform.
- CDMA2000 1xEV-DO launched in May and enables a high-speed, high-quality streaming video-on-demand service featuring an enhanced multimedia e-mail service with pictures.

LG TELECOM

- In May 2002, LG Telecom launched a nationwide CDMA2000 1X network offering a wide array of wireless Internet services under the umbrella brand "ez-i."

IT'S HAPPENING IN JAPAN

GROWING DEMAND FOR MORE MULTIMEDIA

Many subscribers to Japan's newest 3G CDMA network have handsets with built-in cameras. The country's second largest operator, KDDI, is rapidly gaining market share and improving customer loyalty thanks to a growing number of innovative devices and services.

KDDI

- More than one million camera-embedded phones were sold during the first six months of service for KDDI's 3G CDMA network (called "au").

- By year's end, coverage extended to approximately 90 percent of Japan and testing was underway for an evolution to the next-generation high-speed data-optimized service (CDMA2000 1xEV-DO).

- Over 100 applications based on QUALCOMM's gpsOne technology are now available in Japan. KDDI's "eznavigation" provides emergency services, a child finder, detailed navigational maps, and many other applications for consumers and enterprises.

- The newest handsets record and send video "Movie Mail" in 5-, 10- and 15-second increments. Users can input text over the images, create a voice-over track and a GPS attachment that provides a map detailing the precise location of the sender.

NTT DoCoMo

- "Photo Mail" users can send images to PCs and Internet-enabled phones such as the FOMA handsets used by Japan's NTT DoCoMo, the first commercial network based on WCDMA (Wideband CDMA) technology.

CDMA SUBSCRIBER GROWTH
JAPAN



3M
7M
10M
13M
1999
2000
2001
2002

Notes: The 2002 figure includes 136,000 FOMA subscribers as reported on the NTT DoCoMo web site. The 1999-2001 data as of 12/99, 12/00, 12/01. The 2002 data as of 11/02.
Sources: KDDI web site, NTT DoCoMo web site, 11/02.





IT'S HAPPENING IN INDIA

ASIA'S GROWING WIRELESS MARKET

QUALCOMM's global development team works with wireless operators everywhere to make phone service more accessible and affordable. This is particularly important in the second most populous country in the world.


Jammu and Kashmir
Himachal Pradesh
Chandigarh
Punjab
Haryana
Delhi
Uttar Pradesh
Rajasthan
Sikkim
Arunachal Pradesh
Assam
Nagaland
Meghalava
Manipur
Bihar
Tripura
Mizeram
West Bengal
Gujarat
Madhya Pradesh
Diu
Daman
Dadra and Nagar Haveli
Orissa
Maharashtra
CDMA Coverage Launched or Planned
Andhra Pradesh
Goa
Karnataka
Andaman and Nicobar Islands
Tamil Nadu
Kerala

RELIANCE

- ☐ India's largest private company, Reliance, is investing $5 billion for the deployment of a limited mobility CDMA2000 1X network in 18 "circles," covering approximately 95 percent of India's population.
- ☐ South Korea's LG Electronics signed a $100 million contract to supply phones to the network.

BSNL

- ☐ Bharat Sanchar Nigam Limited (BSNL) also selected CDMA for its limited mobility service.

TATA TELESERVICES

- ☐ Tata TeleServices recently launched CDMA services in several Indian cities including Delhi, Chennai and Coimbatore (in the state of Tamil Nadu), Bangalore (in the state of Karnataka) and Hyderabad (in the state of Andhra Pradesh). As 2002 drew to a close, additional launches were planned in the state of Gujarat.

OTHER CDMA OPERATORS DEPLOYING CDMA2000 1X TECHNOLOGY INCLUDE:

- ☐ HFCL
- ☐ MTNL
- ☐ Shyam



THE THIRD GENERATION OF WIRELESS TECHNOLOGY

IT'S MORE THAN JUST TALK IT'S THE WAVE OF THE FUTURE AND QUALCOMM IS ENABLING IT



THE WORLD'S LEADING SUPPLIER OF CDMA CHIPSETS

AN INDUSTRY-LEADING BUSINESS MODEL

□ Serving wireless network and handset manufacturers worldwide, QUALCOMM CDMA Technologies (QCT) has become the world's leading developer and supplier of CDMA chipsets, system software, tools, training and technical support.

□ To meet the continually evolving needs of its customers, QCT has innovated an unparalleled technology roadmap that provides continuous upgrades, feature enhancements and technical support for future generations.

□ QCT has succeeded in bringing nine successive generations of technology to market, earning the distinction of becoming the world's leading supplier of integrated circuits to the wireless communications industry.

CUMULATIVE 3G MSM SALES (UNITS IN MILLIONS)

	2001	2002
Q1	0.5	12.0
Q2	1.0	20.0
Q3	2.0	31.0
Q4	6.0	46.0

Cumulative shipments of QUALCOMM CDMA2000 1X MSM chipsets and system software, rounded to nearest millions.

TO DATE, QUALCOMM HAS SHIPPED OVER 725 MILLION CDMA CHIPS TO MANUFACTURERS AROUND THE WORLD



PROVIDING INCREASINGLY INTEGRATED FEATURES AND FUNCTIONALITY IN SUCCESSIVE GENERATIONS OF CHIPSET SOLUTIONS



MSM 3000
MSM 3100
MSM 3300
MSM 5000
MSM 5010
MSM 5105
MSM 5200
MSM 5100
MSM 5500
MSM 6000
MSM 6050
MSM 6200
MSM 6100
MSM 6250
MSM 6300
MSM 6500
radioOne™ (ZIF) Architecture
MSM3000 Series
MSM5000 Series
MSM6000 Series
cdmaOne™
IS-95A/B
CDMA2000, WCDMA
1X, 1xEV-DO, WCDMA
CDMA2000, Multimode
1X, 1xEV-DO, 1X/GSM/GPRS, WCDMA/GSM/GPRS, 1X/1xEV-DO/GSM/GPRS
Device Capabilities
Increasing Applications Support for Enhanced Multimedia & Positioning Features
Greater Functionality Integration
Higher Data Speeds
Enhanced Product Segmentation
Support for Multimode, Multiband Devices

Generations of Mobile Station Modem™ (MSM™) Chips

QUALCOMM PROVIDES HIGHLY INTEGRATED PRODUCTS, SOFTWARE AND SERVICES TO THE WORLD'S LEADING CDMA MANUFACTURERS

QUALCOMM's complete chipset and system software solutions embody the most advanced wireless technologies, including cdmaOne, CDMA2000 1X, CDMA2000 1xEV-DO and WCDMA/UMTS. The Company supports 3G CDMA and is active in the standards arena, in chip and software development and in testing activity aimed at helping these technologies achieve fast time to market with high voice and data performance.

QUALCOMM NOW SUPPLIES 3G CDMA2000 1X CHIPSETS TO 50 MANUFACTURERS WORLDWIDE



cdmaOne
CDMA2000 1X
CDMA2000 1xEV-DO
CDMA2000 1xEV-DV
WCDMA/UMTS
GSM1x

GROWTH DRIVERS

- QUALCOMM's MSM5xxx family of chips achieved market acceptance in 2002, leading the way for 3G deployments worldwide and enabling the wave of multimedia devices now coming to market at an ever-growing pace.

- We achieved on-time sampling of the 9th generation MSM6xxx family of radioOne™ chipsets which is key to the development of multimode devices that are expected to come to market in the coming year.

- Increasing demand for color screens and high-speed wireless data services resulted in a strong take-up rate for multimedia features and gpsOne, the industry-leading position location technology.

Additional information about all QCT products and technologies is available on the web at http://www.cdmatech.com.

THE WORLD'S LEADING DEVELOPER OF CDMA TECHNOLOGY

QUALCOMM is driving the data revolution with breakthrough technologies that are enabling a broad range of new handsets, applications and data services.

DIRECT CONVERSION TECHNOLOGY

This year QUALCOMM introduced a revolutionary new way to process wireless signals involving fewer steps and delivering considerable cost savings. Called radioOne™, the new chipsets are slated to perform receive and transmit functions for next-generation CDMA2000 1X and WCDMA/UMTS wireless devices. This will fuel development of smaller phones and devices that consume less power including multimode, multiband phones capable of global roaming.

POSITIONING TECHNOLOGY

The most widely deployed positioning technology in the world today, QUALCOMM's gpsOne solution was chosen for the first two E-911 services in the United States. It works in challenging terrain, like concrete-and-steel high-rises or shopping malls. And it provides impressive accuracy during emergency situations or when using GPS-enabled commercial applications.

ENABLING THE WIRELESS INTERNET

gpsOne is part of QUALCOMM's Launchpad™ applications platform, a suite of integrated multimedia and positioning technologies aimed at supporting the development of a wide variety of wireless data-enabled devices for all consumers. It includes a wide range of built-in multimedia, connectivity, storage and user interface functions.

MORE THAN 5 MILLION gpsOne-ENABLED DEVICES ARE NOW IN COMMERCIAL USE


BY 2005,
THE WORLDWIDE MARKET
FOR LOCATION-BASED MOBILE
SERVICES WILL BE VALUED AT
$20
BILLION
Source: hk Internet Co. for the Korea Times, October 18, 2002.



QUALCOMM'S BREW SOLUTION IS FUELING THE GROWTH OF A WHOLE NEW INDUSTRY FOR APPLICATION DEVELOPERS




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QUALCOMM Internet Services (QIS) was formed to support and accelerate the emergence of a genuinely useful wireless Internet, building on QUALCOMM's Binary Runtime Environment for Wireless™ (BREW™) applications platform. With BREW, QUALCOMM has created a complete technical and business solution that directly addresses the needs of the wireless industry.


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- ☐ BREW enables hardware manufacturers and software developers to create a multitude of applications and services rapidly.
- ☐ Wireless operators can generate added revenue by offering their customers a continuously growing catalog of the latest applications.
- ☐ With BREW, consumers can quickly and easily download and run the applications they choose on their wireless devices, from location-based services to messaging, games, streaming audio, video and more.
- ☐ QUALCOMM's BREW platform is part of a complete end-to-end solution for wireless applications development, device configuration, application distribution and billing and payment.
- ☐ The complete BREW solution includes the BREW SDK™ (software development kit) for developers, the BREW applications platform and porting tools for device manufacturers and the BREW Distribution System (BDS) that is controlled and managed by operators—enabling them to easily get applications from developers to market and coordinate the billing and payment process.
- ☐ BREW is a product of QUALCOMM Internet Services (QIS), a division within the QUALCOMM Wireless & Internet (QWI) Group.








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BREW DISTRIBUTION SYSTEM

A centralized marketplace for acquiring, sharing and managing applications.

QUALCOMM

MANAGES THE MARKETPLACE AND SHOWCASES THE DEPTH AND DIVERSITY OF BREW APPLICATIONS

DEVELOPERS

MARKET APPLICATIONS DIRECTLY TO OPERATORS

WIRELESS SERVICE PROVIDERS

CHOOSE FROM A WIDE ARRAY OF APPLICATIONS TO OFFER SUBSCRIBERS AND MANAGE EVERY ASPECT OF APPLICATION DISTRIBUTION FROM ACQUISITION TO BILLING

DEVICE MANUFACTURERS

INTEGRATE AN ASSORTMENT OF APPLICATIONS ACROSS MULTIPLE DEVICES AT ANY STAGE OF DEVICE DEVELOPMENT

GROWING MARKET ACCEPTANCE

- Five wireless operators have launched or are planning commercial services based on BREW.
- Ten additional wireless operators are in various stages of evaluation.
- Thirty different models of BREW-enabled wireless handsets are commercially available worldwide.
- Thirty manufacturers have contracted to port BREW to their devices or have committed to developing BREW handsets or devices.

BRAND LICENSORS & CONTENT PROVIDERS

IDENTIFY OPPORTUNITIES TO EXTEND THEIR REACH INTO THE WIRELESS WORLD

BREW DRIVES FUTURE 3G GROWTH

The combination of 3G high-speed data networks and the growing portfolio of BREW applications presents a powerful formula for enabling wireless operators to attract customers in both consumer and enterprise markets.

COMMERCIAL MILESTONES THIS YEAR

☐ **VERIZON WIRELESS.** North America's largest wireless operator now offers more than 100 BREW™ applications via its nationwide service called "Get It Now℠." Five manufacturers are currently providing phones to the network and four gpsOne-enabled devices are planned.

☐ **KTF.** After just one year of offering BREW services, KTF achieved significant results in South Korea, attracting more than 2.2 million subscribers and seeing dramatic increases in revenues. KTF maintains a current catalog of approximately 350 applications. Twenty-four BREW-enabled phones are currently offered.

☐ **KDDI.** Japan's second largest wireless operator counts over 2 million subscribers as of November 2002 to its "eznavigation" service, which includes a BREW gpsOne application.

☐ **CHINA UNICOM.** The second largest wireless operator in China will offer BREW to a portion of its subscriber base. The operator also signed a joint venture agreement with QUALCOMM to support the domestic BREW developer community and manage the applications they produce.

☐ **QCHAT™ ON THE HANDSET.** Promising the first CDMA-based push-to-talk service, QChat software allows communications without actually making a standard wireless call. QUALCOMM's unique BREW-enabled solution will allow users to initiate private (one-to-one) calls as well as group (one-to-many) calls.

QUALCOMM and Nextel Communications entered into an agreement for the development and deployment of a direct connect product for global wireless operators using CDMA networks. When deployed, CDMA users will have the iDEN® interoperability necessary for Nextel's Direct Connect™ service.

☐ **ENTERPRISE APPLICATIONS.** Among the business applications taking advantage of BREW-enabled handsets is OmniOne,™ the digital wireless communications system that provides a flexible, low-cost way for large trucking and logistics companies to extend their fleet management solutions to affiliates, partners and owner/operators.

☐ **ALLTEL BREW.** Adding to the momentum in the U.S. for color screen devices, ALLTEL launched BREW service in some markets with the Toshiba CDM-9500 color phone. ALLTEL is also offering the Kyocera 3035 BREW phone to its subscribers. More than 30 BREW applications are currently available across the two phones.

QUALCOMM'S INNOVATIVE PATENT PORTFOLIO PROVIDES A GROWING REVENUE STREAM THAT SERVES AS A SOLID FOUNDATION FOR GROWTH

EXTENSIVE INTELLECTUAL PROPERTY

QUALCOMM owns patents that are essential to all CDMA wireless standards. To date, the Company has more than 2,400 U.S. patents and patent applications applicable to CDMA and other technologies.

Through the efforts of QUALCOMM Technology Licensing (QTL), the Company has licensed its essential CDMA patent portfolio to more than 115 telecom equipment and consumer electronics manufacturers worldwide.

QUALCOMM earns revenues from license fees and royalties collected for the use of its intellectual property. This high-margin business accounted for over 62 percent of the Company's pro forma earnings before taxes in fiscal 2002.

CUMULATIVE U.S. PATENTS AND APPLICATIONS

	ISSUED	TOTAL
January 1999	245	815
January 2000	388	1,264
January 2001	531	1,582
September 2002	888	2,451

QUALCOMM TECHNOLOGY LICENSING (QTL)

QTL generates revenue from license fees for our CDMA (e.g., cdmaOne, CDMA2000, WCDMA/UMTS and TD-SCDMA) technologies and patents as well as ongoing royalties based on worldwide sales by licensees that design, manufacture and sell products incorporating our CDMA technology. QTL revenues comprised 28 percent, 29 percent and 22 percent of total consolidated GAAP revenues for QUALCOMM in fiscal 2002, 2001 and 2000, respectively.

QUALCOMM HAS AGREEMENTS THAT ENABLE THE COMPANY TO EARN ROYALTIES ON ALL 3G CDMA TECHNOLOGIES

- CDMA2000 1X
- CDMA2000 1xEV-DO
- CDMA2000 1xEV-DV
- WCDMA/UMTS
- TD-SCDMA

QUALCOMM HAS SIGNED OVER 55 BILATERAL WCDMA/UMTS AGREEMENTS WITH THE WORLD'S LEADING MANUFACTURERS

This year the Company added the last two remaining major wireless infrastructure equipment manufacturers to its list of 3G licensees.

- An agreement with Siemens covers 3G WCDMA/UMTS and TD-SCDMA infrastructure and subscriber equipment.
- An agreement with Alcatel covers 3G WCDMA/UMTS and TD-SCDMA infrastructure equipment.

PROMOTING CDMA GROWTH WORLDWIDE

QUALCOMM makes strategic investments to promote the worldwide adoption of CDMA products and services for wireless voice and Internet data communications, including CDMA wireless operators and licensed manufacturers that support the design and introduction of new CDMA-based products or possess unique capabilities or technology. The Company also makes strategic investments in early-stage companies that possess unique capabilities or technology, as well as venture funds or incubators, to support the adoption of CDMA and use of the wireless Internet.



QUALCOMM IS COMMITTED TO MAKING GLOBAL ROAMING A REALITY

Our Company accelerated multimode chip development to enable phones that will communicate globally. There was much progress this year in the effort to build bridges between technologies and bring the various players in the wireless world together.

The second-generation technology that is most widely deployed today in Europe and other parts of the world is not based on CDMA. However, the major versions of the third-generation standard are based on QUALCOMM's intellectual property. The 3G standard (as defined by the International Telecommunications Union) includes CDMA2000, WCDMA and TD-SCDMA.

BRIDGING THE GAP

QUALCOMM CDMA Technologies (QCT) successfully demonstrated live voice and data calls using a single-mode WCDMA/UMTS chipset. The division also successfully sampled its MSM6200 and MSM6300 multimode chipsets that will enable operators and manufacturers to transition from 2G technologies to today's 3G CDMA solutions.

THE BEST OF BOTH WORLDS

One promising technology added to the CDMA evolutionary path this year is called GSM1x. This technology will make it possible for a GSM operator to upgrade to 3G CDMA in existing spectrum while retaining its network systems and services.

GSM1x works by using existing GSM core infrastructure together with CDMA radio access equipment. Combining the strength of the existing GSM network with the increased capacity and cost efficiencies of CDMA, this technology offers GSM operators an attractive alternative path for transitioning to 3G CDMA.

QUALCOMM IS ON THE MOVE

IF YOU WANT TO RUN A MISSION-CRITICAL BUSINESS APPLICATION IN A WIRELESS ENVIRONMENT, WE CAN MAKE IT HAPPEN FOR YOU

QUALCOMM WIRELESS BUSINESS SOLUTIONS® (QWBS)

- QWBS has provided wireless data communications to the transportation industry since 1988.
- QUALCOMM continues to be the industry leader in providing value-added wireless data solutions and has shipped over 450,000 OmniTRACS® and related products to businesses in 39 countries on four continents.
- Thirty-four of the top 35 U.S. truckload fleets rely on the system for their mobile data communications.
- QUALCOMM's U.S. Network Management Center (NMC) processes over a million transactions per day, making it one of the world's largest wireless data networks.

EXPANDING PRODUCT OFFERINGS

- OmniExpress® provides terrestrial voice, two-way data and GPS vehicle positioning.
- OmniOne (a BREW application) targets owner operators and small affiliate fleets.
- The FleetAdvisor® fleet management system provides a turnkey solution for increased driver and vehicle productivity and improved customer service. Versatile on-board applications automate U.S. Department of Transportation (DOT)-compliant logs, arrival and departure information, state mileage tracking and shipment updates.

EXPANDING MARKETS

- Heavy equipment industry
- Private fleets
- Europe

MAJOR CLIENT WINS

- Safeway (in the U.K.)
- United Rentals (the world's largest heavy equipment rental company)
- PepsiCo (owner of Frito-Lay, the leading multinational snack chip company)

DRIVER AND VEHICLE SECURITY

- Since 1988 QUALCOMM has empowered customers with mobile communications systems that increase load, driver and vehicle security.
- QUALCOMM is uniquely positioned to support high-value cargo monitoring and homeland security initiatives. Our systems provide reliable, nationwide driver communication and vehicle tracking in real time.
- This year QWBS supported local and national homeland security efforts through the advanced security features provided by its OmniTRACS satellite-based mobile communications and tracking system.
- Our specialized equipment and services include driver authentication, remote and installed vehicle and trailer monitoring, panic buttons and tamper-activated alerts.
- More than 2,000 fleets in the North American Free Trade Association (NAFTA) region rely on QUALCOMM to increase safety and security with secure messaging, emergency notification and shared data capabilities.
- This year QWBS served as technical integrator on a winning team awarded $2.5 million from the U.S. DOT for hazardous materials transportation safety and security operations testing including vehicle tracking and disabling, cargo seals, driver authentication/biometrics and other safety and security features.


WIRELESS SOLUTIONS
QUALCOMM


Jervis St
Bute St
Thurlow St
Burrard St

IT'S MORE THAN JUST TALK

IT'S MAKING HIGH-SPEED WIRELESS DATA A PRACTICAL REALITY

QUALCOMM IS A COMPANY OF INNOVATIVE THINKERS AND BUSINESS VISIONARIES

QUALCOMM Digital Media develops technologies to support the secure transmission and management of voice and data for a variety of media applications, including electronic direct-to-theater delivery of digitized motion pictures ("digital cinema") and highly secure wireless cellular systems for the government.

ON THE FRONT LINES OF THE DIGITAL WIRELESS REVOLUTION, WE'RE LEADING THE CHARGE

NEW TECHNOLOGY FOR THE DIGITAL AGE

- □ High-quality image compression
- □ Security architectures for content
- □ Distributed multimedia management systems

WIRELESS TECHNOLOGY FOR NATIONAL AND HOMELAND SECURITY

- □ Secure CDMA cellular systems
- □ Multilevel security for CDMA devices
- □ Mobile satellite data communications and tracking systems for the U.S. government
- □ Advanced R&D for the U.S. government

PRODUCT LAUNCHES

- □ Deployment on commercial networks (Verizon Wireless & Alltel) of the world's first CDMA wireless phone certified for top-secret communications



BRINGING digital encryption and compression solutions to the movies.



SUPPLYING asset security and vehicle tracking to support the U.S. government.



DELIVERING secure communications to the U.S. government.

QUALCOMM

WHERE TECHNOLOGY HAS A HUMAN FACE

QUALCOMM has earned a distinguished reputation that goes beyond CDMA. The Company is powered by people with the ability to shape new concepts into breakthrough technologies. We call it the spirit of invention. Our people are inventors at heart with a thirst for education and lifelong learning. QUALCOMM is committed to meeting that need by providing a wide range of support services to the people inside our Company and the communities where we work and live.

QUALCOMM EMPLOYEES COME FROM OVER 100 DIFFERENT COUNTRIES AND SPEAK MORE THAN 50 DIFFERENT LANGUAGES

ACKNOWLEDGED BY THE U.S. SECRETARY OF LABOR

The Department of Labor awarded QUALCOMM the 2002 Secretary of Labor's Opportunity Award. Each year, the Department awards the Secretary of Labor's Opportunity Award to one company that has an exceptional equal employment opportunity (EEO) program. The Department chose QUALCOMM from a field of very impressive nominees. QUALCOMM has made outstanding efforts to develop and maintain an exemplary EEO program.

OTHER AWARDS AND HONORS

- ☐ *AARP*'s "Best Company for Workers Over 50"
- ☐ BestJobsUSA.com's "Employer of Choice 500"
- ☐ *Black Collegian*'s "Top 50 Companies in America for Diversity"
- ☐ *Business Ethics*' "100 Best Corporate Citizens"
- ☐ *Business Week*'s "Hottest of the Hot"
- ☐ *Electronic Business*' "Global 1000"
- ☐ Fabless Semiconductor Association "Best Financially Managed Company"
- ☐ *Fortune*'s "100 Best Companies to Work for in America™"
- ☐ *Fortune*'s "100 Fastest-Growing Companies in America™"
- ☐ *Fortune*'s "2002 America's Most Admired Companies"
- ☐ *Fortune*'s "America's 10 Most Admired Companies" (3rd place in network communications industry)
- ☐ *Industry Week*'s "100 Best Managed Companies"
- ☐ *Training Magazine*'s "Top 100 Training Organizations"
- ☐ *Wireless Future Magazine*'s "Fifteen of the Future"



FINANCIAL HIGHLIGHTS

QUALCOMM'S BUSINESS MODEL CONTINUES TO GENERATE SIGNIFICANT CASH FLOW*

GAAP CASH, CASH EQUIVALENTS, AND MARKETABLE SECURITIES (dollars in millions)


1998
$303
1999
$1,685
2000
$2,521
2001
$2,581
2002
$3,176

GAAP REVENUE AND GROSS MARGIN (dollars in millions)


30%
37%
53%
61%
63%
1998
$3,348
1999
$3,937
2000
$3,197
2001
$2,680
2002
$3,040

GAAP RESEARCH AND DEVELOPMENT (dollars in millions)


1998
$349
1999
$381
2000
$340
2001
$415
2002
$452

GAAP REVENUE BY SEGMENT (dollars in millions)


$1,239
$705
$432
$821
2000
$1,365
$782
$426
$107
2001
$1,591
$847
$439
$126
$36
2002
QCT
QTL
QWI
QSI
Other

GAAP DILUTED NET INCOME (LOSS) (per share)


1998
$.18
1999
$.31
2000
$.79
2001
$(.76)
2002
$.44

PRO FORMA DILUTED NET INCOME (per share)


1999
$.80
2000
$.92
2001
$.88
2002
$.98

* Financial results include the results of our terrestrial wireless consumer phone business and our terrestrial wireless infrastructure business prior to the sale of these businesses. In February 2000, we completed the sale of our terrestrial wireless consumer products business to Kyocera Wireless. In May 1999, we completed the sale of our terrestrial wireless infrastructure business to Ericsson.

TO OUR STOCKHOLDERS,

We are pleased with the substantial progress achieved this year in each of our businesses. QUALCOMM has outperformed most communications technology companies, largely because of the strong acceptance of CDMA2000 by CDMA operators and their customers. We continue to lead the industry in the development and delivery of digital wireless solutions based on CDMA, including CDMA2000 and WCDMA, both based on the innovative technology we pioneered over a decade ago. Based on results to date for operators in South Korea, Japan, and North America, third-generation (3G) features are proving very popular with customers and enterprises, resulting in an increase in average revenue per user (ARPU).

CDMA was first envisioned as a new way to make wireless voice calls more efficient and reliable. It has rapidly evolved into a new way for people to learn, play, navigate and work. Users are finding that their always-on wireless connection to the Internet—supporting a growing number of applications and content—makes life safer and easier, more productive and just plain fun. QUALCOMM was first-to-market with the best high-speed wireless data solutions for enabling these new services.

THE THIRD GENERATION IS HERE

3G CDMA technology is now in commercial operation with 32 operators in 16 countries. New systems are being installed in countries such as India and Indonesia, and existing systems are being upgraded from second-generation cdmaOne to third-generation CDMA2000 1X and 1xEV-DO.



Dr. Irwin Mark Jacobs (left)
Chairman & CEO

Anthony S. Thornley (right)
President & COO

QUALCOMM HAS A HIGHLY FOCUSED BUSINESS STRATEGY THAT HAS ENABLED OUR COMPANY TO STRENGTHEN ITS POSITION IN THE MARKETPLACE THIS YEAR EVEN THOUGH THE TELECOM SECTOR CONTINUED TO FEEL THE IMPACT OF A STRUGGLING ECONOMY.

A key reason for this rapid acceptance is the economic benefit that CDMA2000 provides to wireless carriers. They can upgrade their existing networks, increasing voice and data capacity, coverage and quality with moderate expenditures for infrastructure equipment. With chips and software supplied by QUALCOMM, the upgrade for phones and infrastructure is relatively easy and low-cost and is backwards-compatible, allowing subscribers to use both old and new phones and to roam seamlessly among CDMA networks. With our newest generation of chips and software, roaming will be extended to most second- and third-generation networks, including GSM.

NEW NETWORKS

QUALCOMM has a highly focused business strategy that has enabled our Company to strengthen its position in the marketplace this year even though *the telecom sector continued to feel the impact of a struggling economy.* Second-generation network rollouts were scaled back and subscriber growth slowed down as many operators found it difficult to raise the capital they needed to invest in new equipment for their networks. This was in stark contrast to what is happening with QUALCOMM and CDMA technology.

The primary CDMA markets in South Korea, Japan and the Americas have performed very well and we saw evidence of that this year with the launch of new networks and the introduction of many new phone models and other devices based on 3G CDMA technology. We also made substantial progress this year in cementing relationships that will ensure continued growth for our Company in many key new markets including China, India, Latin America, throughout Asia, and hopefully, soon in Europe.

As part of our ongoing effort to promote and support the spread of CDMA technology, QUALCOMM's global development team works closely with operators and equipment manufacturers throughout the world to make sure that the transition to third-generation services is fully supported and economically successful.

NEW OPPORTUNITIES

One way that we provide support is through working closely with operators and manufacturers on our technology roadmap including our rapidly evolving CDMA chipsets and our BREW (Binary Runtime Environment for Wireless) platform. QUALCOMM CDMA Technologies achieved record sales this year as a result *of steadily increasing demand for our industry-leading chipsets* (integrated circuits and system software) which provide our customers with advanced capabilities and compelling economics.

Our Company is privileged to employ many of the best *CDMA engineers in* the world today, enabling us to amass a rapidly growing patent portfolio. The QUALCOMM Technology Licensing arm of our business collects royalties and licensing fees from manufacturers who utilize our CDMA patent portfolio for the design and production of infrastructure equipment for networks, phones and other devices such as wireless modem cards and PDAs. This year we achieved a significant milestone in the licensing business when agreements were signed with both Alcatel and Siemens, signifying that QUALCOMM has now become a technology partner and often a key supplier to virtually every major manufacturer in the wireless industry.

The CDMA technology we pioneered now accounts for approximately 20 percent of the worldwide wireless communications market, and the percentage is growing. CDMA technology has been adopted by almost all companies for third-generation networks for good reason: It provides higher quality and more efficient use of expensive spectrum for both voice and data, is cost-effective, and enables a broad range of devices and services.

NEW APPLICATIONS AND SERVICES

Now that the high-speed wireless "pipeline" has been enabled, QUALCOMM is working with operators, device manufacturers and software developers worldwide to ensure an increasing flow of applications tailored to consumers' individual needs for information, entertainment, commerce, business and security. Our BREW initiative provides support for software developers, device manufacturers and wireless operators, arming them with technology tools and an end-to-end business model to bring new applications to worldwide markets, independent of network technology. This year BREW really took off, with operators in South Korea, Japan and the Americas launching wireless data services, all with strong customer acceptance. We are evolving BREW to even further support manufacturers to more rapidly test and bring to market phones and devices that utilize the broad range of advanced capabilities enabled by our chips and system software. With instant messaging, music downloading, games, mobile commerce, mapping and navigation, personal information management (PIM) functions, browsers, security and a range of vertical business applications, BREW-based services have proven to increase operator revenues and customer retention rates.

NEW TECHNOLOGIES AND DEVICES

One of the more exciting examples of this was the commercial launch of navigation services via BREW-enabled phones using QUALCOMM's gpsOne technology. Network software developed by our SnapTrack subsidiary communicates with the QUALCOMM chipsets in wireless phones to enable location-based services like personal navigation. Today there are more than five million gpsOne-enabled devices in commercial use in Asia and North America.

Several wireless operators in the U.S. are selling gpsOne-enabled phones to meet the E-911 wireless safety obligation mandated by the federal government. Using QUALCOMM's powerful technology, Sprint PCS and Verizon Wireless are already achieving the enhanced safety of E-911 services in many regions of the United States. QUALCOMM's gpsOne technology has quickly become the world's most widely deployed position location system for mobile phones.

Other noteworthy technology breakthroughs at QUALCOMM this year included the on-time shipment of our multimedia chipset with features that support digital camera phones and streaming video and music downloads. We began sampling our MSM6xxx family of chips based on radioOne technology, which eliminates the intermediate frequency components, simplifying and reducing the cost, space, and power for phones and devices, especially those that support multiple frequency bands, position location and Bluetooth™. radioOne also enables our next evolution of capacity enhancements using antenna diversity to achieve yet another doubling of CDMA voice capacity.

NEW PRODUCTS AND MARKETS

Our Company was an early innovator of wireless data applications and we have a long track record of working with industry and government on mission-critical wireless applications involving safety and security. Building on that foundation, this year our Digital Media division produced the world's only CDMA handset that meets government security standards for ensuring the protection of top-secret communications. QUALCOMM was recently awarded a contract to support the provisioning of this secure handset in South Korea.

As part of the Homeland Security initiative, QUALCOMM is also participating with the U.S. Department of Transportation (DOT) in an operational test to determine the effectiveness of high-tech systems in enhancing security for transportation of hazardous materials by truck. The 18-month operational test is part of a DOT program to ensure our nation's safety against further terrorist attacks. The U.S. DOT awarded the project to Battelle Memorial Institute. QUALCOMM is a core member of the team as the technical integrator for the project, which will test capabilities such as biometric driver verification, off-route vehicle alerts, stolen vehicle alerts, cargo tampering alerts and remote vehicle disabling.

QUALCOMM technology is helping address the need for secure wireless voice and data communications on many fronts. Our industry-leading truck tracking business now features a growing number of services and products focused on meeting the needs of customers in new transportation markets including the less-than-truckload and private fleet markets and the gigantic heavy equipment market. And the anti-hijacking technologies introduced and tested in Brazil are now being looked at by the U.S. Defense Transportation Tracking System (DTTS).

OUR STRATEGY FOR THE FUTURE

To help speed the worldwide transition to wireless services based on 3G CDMA, we are making strategic investments and working closely with operators and manufacturers around the world. For example, we invested in a U.K.-based company called Inquam, which is using the 450 MHz frequency band to migrate networks to CDMA, supporting dispatch and other business applications.

IN MANY RESPECTS, QUALCOMM IS ENERGIZING THE CONSUMER ELECTRONICS INDUSTRY BY PROVIDING THE ENABLING TECHNOLOGIES FOR PROLIFERATING NEW PRODUCTS AND SERVICES THAT WILL TAKE ADVANTAGE OF TODAY'S HIGH-SPEED NETWORK DATA CAPABILITIES.

Development of multimode devices that will communicate between all types of networks and allow for effective roaming between existing second-generation and third-generation networks around the world has been a major focus for us. We introduced chipsets and system software this year that will support development of 3G phones with multimode capabilities for either CDMA2000 or WCDMA/UMTS networks.

We also introduced an alternative for GSM operators to migrate to third-generation CDMA by overlaying their existing GSM networks with CDMA2000 radio equipment while preserving their investment in systems and equipment. We named this GSM1x. We continue to explore new areas of opportunity for the future development of wireless systems and are dedicating engineers in our own organization to this task as well as investing in smaller companies who have innovative ideas that will be complementary to our capabilities in the future.

FINANCIAL PERFORMANCE

QUALCOMM posted GAAP revenues of $3.0 billion in fiscal 2002, a 13 percent increase over the $2.7 billion posted in fiscal 2001. GAAP reported earnings were $360 million and EPS was $0.44 in fiscal 2002 compared with a loss of $578 million (or $0.76 per share) in fiscal 2001.

Pro forma revenues from our core operations were $2.9 billion in 2002, which was an increase of 9 percent over the year ago period. Pro forma earnings this year were $794 million or $0.98 per share, an increase of 11 percent compared to $710 million or $0.88 per share in fiscal 2001. (Pro forma results exclude charges *related to the values of marketable equity securities and derivatives*, amortization of goodwill and other acquisition-related intangible assets, consolidated losses of the Vesper Companies in Brazil and other gains and losses related to strategic investments.) The increase in revenues in fiscal 2002 was primarily related to increasing demand for CDMA products across all major regions of CDMA deployment. The rate of growth in revenues and earnings accelerated in our fiscal fourth quarter and the outlook for 2003 is for good growth in both revenues and earnings.

Beginning in fiscal 2003, QUALCOMM will no longer amortize goodwill, in accordance with new accounting standards. We intend to continue to report by existing segments—QCT, QTL, QWI and QSI. When summed, QCT, QTL, QWI, plus small amounts of other revenues and earnings, represent core operations. QSI represents strategic initiatives in the form of investments to support the growth of the core operations.

With increasing free cash flow and a strong balance sheet, we believe that QUALCOMM is well-positioned for continuing revenue and profit growth in the *future. We continue to execute on our strategy for increasing global acceptance* of our technology. That means continuing our investment in R&D, particularly in places where it's important for the growth of the market. It also means growing our sales and support staff.

COMMITTED TO BUSINESS TRANSPARENCY

In reporting our results to stockholders, it seems appropriate to pause for a moment and reflect on the subject of corporate governance. This topic was top-of-mind for many people this year. As a Company that takes its responsibility to stockholders very seriously, we applaud any efforts aimed at increasing corporate transparency and assuring investor confidence. QUALCOMM fully supports the SEC request for the certification of financial reports and was one of the first major corporations to comply with this initiative.

Since our founding over 17 years ago, we have been committed to managing our Company according to the highest ethical standards. We strive to provide investors with timely, accurate and helpful information within established accounting, legal and ethical guidelines. We continue to review our corporate governance to ensure that our Board of Directors is diverse and independent with the strength and commitment to oversee and guide our executive team to maximize shareholder value while maintaining accountability.

THE BEST IS YET TO COME

QUALCOMM remains the technology leader in an expanding market. Our near-term and long-term strategies focused on innovation, internal growth with only occasional acquisitions, and customer focus continue to support our growth and profitability without major changes. In many respects, QUALCOMM is energizing the consumer electronics industry by providing the enabling technologies for proliferating new products and services that will take advantage of today's high-speed network data capabilities. As more network deployments take place, the introduction of more devices will follow. Quite simply, this means more opportunity for QUALCOMM. *We have a vision for the future and* the financial strength to fund our growth. QUALCOMM enjoyed a successful year in 2002, but the best is yet to come. On behalf of all of us here at QUALCOMM, we thank you for your continued support.

Dr. Irwin Mark Jacobs
Chairman & CEO

Anthony S. Thornley
President & COO

GLOSSARY

THIRD GENERATION (3G). A new generation of wireless systems which provide high-speed data transmission (144 kbps and higher) and Internet Protocol (IP) based services in fixed, portable and mobile environments. In 2000, the International Telecommunications Union adopted an industry standard for third-generation systems, which includes three CDMA operating modes: CDMA2000, WCDMA and TD-SCDMA. All of these modes employ essential CDMA technology from QUALCOMM.

CODE DIVISION MULTIPLE ACCESS (CDMA). A digital wireless technology that uses a "spread spectrum" technique to scatter a radio signal across a wide range of frequencies. CDMA provides greater total capacity than other technologies, along with outstanding voice quality and fewer dropped calls. CDMA is the technology of choice for new third-generation systems.

CDMA2000 1X. A 3G technology which provides voice and data capabilities within a standard 1.25 MHz CDMA channel for outstanding spectral efficiency and flexibility. CDMA2000 builds on earlier CDMA technology (known as cdmaOne) to provide a simple evolution to 3G services. It nearly doubles voice capacity over second-generation CDMA networks and supports high-speed data services.

CDMA2000 1xEV-DO. An evolution of CDMA2000, this "data-optimized" version is also an approved 3G standard. 1xEV-DO provides peak data rates of up 2.4 Mbps in a standard 1.25 MHz CDMA channel for fixed, portable and mobile applications.

GSM. (GLOBAL SYSTEM FOR MOBILE COMMUNICATIONS). A second-generation digital wireless technology based on Time Division Multiple Access (TDMA).

GSM1x. Developed this year by QUALCOMM, GSM1x has been designed to overlay an existing GSM network with CDMA2000 radio access to improve efficiency of existing spectrum (800, 900, 1800 and 1900 MHz). GSM1x will increase an operator's voice and data capacity. The harmonization of two powerful technologies, GSM1x connects the spectrally efficient and proven CDMA2000 1X radio access to the GSM core network with no changes to either, allowing an operator to simultaneously support both GSM and CDMA2000 users.

gpsOne. QUALCOMM's gpsOne solution, featuring SnapTrack technology, offers robust data availability under the most challenging conditions, whether in concrete-and-steel high-rises, convention centers, shopping malls or urban canyons. Using a hybrid approach that utilizes signals from both the Global Positioning System (GPS) satellite constellation and CDMA cell sites, the gpsOne solution enhances location services availability, expands terrain coverage, accelerates the location determination process and provides better accuracy for callers, whether during emergency situations or while using GPS-enabled commercial applications.

radioOne. A technology based on an architecture called direct conversion or Zero IF (ZIF). Direct conversion technology eliminates intermediate frequencies, thereby reducing phone cost and size.

TDMA. (TIME DIVISION MULTIPLE ACCESS). A 2G digital wireless technology that divides a narrow radio channel into framed time slots (typically three or eight) and allocates a slot to each user.

TD-SCDMA. A 3G CDMA technology based on Time Division Duplexing and the synchronization of mobile devices to reduce interference.

WCDMA/UMTS. Wideband CDMA is an approved 3G standard which utilizes 5 MHz channels for both voice and data, offering peak data speeds up to 384 kbps. UMTS is another name for wideband CDMA.

MENU

In this document, the words "we," "our," "ours" and "us" refer only to QUALCOMM Incorporated and not any other person or entity.

FINANCIAL INFORMATION

The following is certain financial information of the Company that was originally filed with the SEC on November 26, 2002 as part of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2002. The Company has not undertaken any updates or revisions to such information since the date it was originally filed with the SEC. Accordingly, you are encouraged to review such financial information together with subsequent information filed by the Company with the SEC, if any, and other publicly available information.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information. Our Common Stock is traded on the Nasdaq National Market under the symbol "QCOM." The following table sets forth the range of high and low sales prices on the National Market of the Common Stock for the periods indicated, as reported by Nasdaq. Such quotations represent inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

	High ($)	Low ($)
Fiscal 2001		
First Quarter	107.81	61.00
Second Quarter	89.38	47.25
Third Quarter	71.04	42.75
Fourth Quarter	68.87	42.60
Fiscal 2002		
First Quarter	62.49	38.31
Second Quarter	53.34	31.03
Third Quarter	40.35	24.49
Fourth Quarter	31.39	23.21

As of November 20, 2002, there were 10,142 holders of record of our Common Stock. On November 20, 2002, the last sale price reported on the Nasdaq National Market for our Common Stock was $39.15 per share. We have never paid cash dividends on our Common Stock and have no present intention to do so.

Securities Authorized for Issuance Under Equity Compensation Plans. Information about QUALCOMM equity compensation plans at September 30, 2002 was as follows (number of shares in thousands):

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Shares Remaining Available for Future Issuance
Equity compensation plans approved by shareholders[a]	116,830	$29.56	35,710[c]
Equity compensation plans not approved by shareholders[b]	444	1.94	78[d]
Total	117,274	$29.45	35,788

(a) Consists of six QUALCOMM plans: 1991 Stock Option Plan, 2001 Stock Option Plan, 1998 Non-Employee Directors' Stock Option Plan, 2001 Non-Employee Directors' Stock Option Plan, 2001 Employee Stock Purchase Plan, and the Executive Retirement Matching Contribution Plan.
(b) Consists of two plans: QUALCOMM 1996 Non-Qualified Employee Stock Purchase Plan and the SnapTrack, Inc. 1995 Stock Option Plan. See "Notes to Consolidated Financial Statements, Note 10 — Employee Benefit Plans."
(c) Includes 11,012 shares reserved for issuance under the 2001 Employee Stock Purchase Plan.
(d) All shares remaining available for future issuance are related to the 1996 Non-Qualified Employee Stock Purchase Plan.

Information about employee and executive stock option grants at September 30 was as follows:

	2002	2001	2000
Net grants during the period as % of outstanding shares	3.4%	2.0%	1.3%
Grants to named executive officers* as % of total options granted	6.0%	9.6%	10.7%
Grants to named executive officers* as % of outstanding shares	0.2%	0.2%	0.1%
Cumulative options held by named executive officers* as % of total options outstanding	11.9%	14.0%	13.0%

* Named executive officers are defined by the SEC for inclusion in the Proxy Statement as the Chief Executive Officer and each of the four other most highly compensated executive officers.

SELECTED CONSOLIDATED FINANCIAL DATA

The following balance sheet data and statements of operations for the five years ended September 30, 2002 were derived from our audited consolidated financial statements. Consolidated balance sheets at September 30, 2002 and 2001 and the related consolidated statements of operations and of cash flows for each of the three years in the period ended September 30, 2002 and notes thereto appear elsewhere herein. The data should be read in conjunction with the annual consolidated financial statements, related notes and *other financial information appearing* elsewhere herein.

	Years Ended September 30,[1]				
(In thousands except per share data)	2002	2001[5]	2000[5]	1999	1998
STATEMENT OF OPERATIONS DATA:					
Revenues	$3,039,560	$2,679,786	$3,196,780	$3,937,299	$3,347,870
Operating income	673,268	38,687	722,638	405,140	242,665
Income (loss) before accounting change	359,677	(560,141)	622,146	200,879	108,532
Accounting changes, net of tax	—	(17,937)	—	—	—
Net income (loss)	$ 359,677	$ (578,078)	$ 622,146	$ 200,879	$ 108,532
Basic net earnings (loss) per common share:[2]					
Income (loss) before accounting change	$ 0.47	$ (0.74)	$ 0.87	$ 0.34	$ 0.20
Accounting change, net of tax	—	(0.02)	—	—	—
Net income (loss)	$ 0.47	$ (0.76)	$ 0.87	$ 0.34	$ 0.20
Diluted net earnings (loss) per common share:[2][3]					
Income (loss) before accounting change	$ 0.44	$ (0.74)	$ 0.79	$ 0.31	$ 0.18
Accounting change, net of tax	—	(0.02)	—	—	—
Net income (loss)	$ 0.44	$ (0.76)	$ 0.79	$ 0.31	$ 0.18
Shares used in per share calculations:[2][3]					
Basic	770,887	755,969	717,205	594,714	553,623
Diluted	809,329	755,969	800,121	649,889	591,697
Pro forma effect of change in accounting principle:[4]					
Net income			$ 595,116	$ 209,062	$ 110,586
Net earnings per common share — basic			$ 0.83	$ 0.35	$ 0.20
Net earnings per common share — diluted			$ 0.75	$ 0.32	$ 0.19
BALANCE SHEET DATA:					
Cash, cash equivalents and marketable securities	$3,176,249	$2,580,512	$2,520,914	$1,684,926	$ 303,324
Total assets	6,509,521	5,669,733	6,014,917	4,534,950	2,566,713
Long-term debt	94,288	235	266	795	3,863
Company-obligated mandatorily redeemable Trust Convertible Preferred Securities of a subsidiary *trust holding solely debt securities of the Company*	—	—	—	659,555	660,000
Total stockholders' equity	$5,391,956	$4,812,415	$5,468,263	$2,871,755	$ 957,596

(1) Our fiscal year ends on the last Sunday in September. As a result, fiscal 2001 includes 53 weeks.
(2) We effected a two-for-one stock split in May 1999 and a four-for-one stock split in December 1999. All references to number of shares and per share amounts have been restated to reflect these stock splits.
(3) The 2001 diluted shares exclude the potential dilutive effect of 51,188,000 *incremental shares due to their anti-dilutive effect.*
(4) The pro forma effect of change in accounting principle reflects the impact of SAB 101 on previously reported results assuming it had been in effect in those periods.
(5) The 2001 *and* 2000 *statements of operations* and balance sheet data have been adjusted to record equity losses related to our investment in the Vésper Operating Companies. See Note 13 to the Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Except for the historical information contained herein, the following discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results may differ substantially from those referred to herein due to a number of factors, including but not limited to risks described in the section entitled Risk Factors and elsewhere in this Annual Report. Our consolidated financial data includes SnapTrack, Inc., Vésper Holding Ltd. and other consolidated subsidiaries.

OVERVIEW

We design, manufacture and market digital wireless telecommunications products and services based on our CDMA and other technologies. We derive revenue principally from license fees and royalties from our intellectual property, from sales of integrated circuit products, from services and related hardware sales and from software development and related services. Operating expenses primarily consist of cost of revenues, research and development, selling, general and administrative, amortization of goodwill and other acquisition-related intangible assets, and asset impairment and related charges.

Our QUALCOMM CDMA Technologies (QCT) segment is a leading developer and supplier of CDMA-based integrated circuits and system software for wireless voice and data communications and global positioning system products. QCT software products are the interface link between the operating system that controls the phone and the functionality embedded in our integrated circuit products. QCT products are sold to many of the world's leading wireless phone and infrastructure manufacturers. QCT revenues comprised 52%, 51% and 39% of total consolidated revenues in fiscal 2002, 2001 and 2000, respectively. QCT's operating margin was 28% in fiscal 2002, compared to 22% in 2001 and 32% in 2000. The increase in operating margin in 2002 as compared to 2001 was primarily related to a change in product mix toward higher end devices utilizing our CDMA2000 1X products. The decrease in operating margin in 2001 as compared to 2000 was primarily related to increased research and development costs associated with new integrated circuit product and technology initiatives, as well as increased advertising expenses.

Our QUALCOMM Technology Licensing (QTL) segment receives license fees and royalty payments for use of our CDMA technology by domestic and international wireless telecommunications equipment suppliers. QTL generates revenue from license fees for our patented CDMA (e.g., cdmaOne, CDMA2000, WCDMA and TD-SCDMA) technologies as well as ongoing royalties based on worldwide sales by licensees that design, manufacture and sell products incorporating our CDMA technology. QTL revenues comprised 28%, 29% and 22% of total consolidated revenues in fiscal 2002, 2001 and 2000, respectively. QTL's operating margin was 89% in fiscal 2002, compared to 90% in 2001 and 2000.

Our QUALCOMM Wireless & Internet (QWI) segment, which includes QUALCOMM Wireless Business Solutions (QWBS), QUALCOMM Internet Services (QIS) and QUALCOMM Digital Media (QDM), generates revenue primarily through mobile communication products and services, software, and software development aimed at support and delivery of wireless applications. QWI revenues comprised 14%, 16% and 14% of total consolidated revenues in fiscal 2002, 2001 and 2000, respectively. QWI's operating margin was a negative 2% in fiscal 2002, compared to positive 8% in 2001 and 19% in 2000. The decrease in operating margin from 2001 to 2002, and from 2000 to 2001, was primarily due to expenses incurred in the development, support and marketing efforts related to the BREW product.

Our QUALCOMM Strategic Initiatives (QSI) segment makes strategic investments to promote the worldwide adoption of CDMA products and services for wireless voice and Internet data communications. Our strategy is to invest in CDMA carriers, licensed device manufacturers and start-up companies that we believe open new markets for CMDA technology, support the design and introduction of new CDMA-based products or possess unique capabilities or technology to promote Internet data communications. The QSI segment's revenues relate primarily to the consolidation of our investment in Vésper Holding. QSI revenues comprised 4% of fiscal 2002 total consolidated revenues. QSI did not generate revenues in 2001 or 2000. QSI's operating margin was negative 401% in 2002 and was not meaningful in 2001 or 2000.

Recent global economic weakness has had wide-ranging effects on markets that we serve, particularly wireless communications equipment manufacturers and network operators. We cannot predict whether a recovery will occur or what effects negative events, such as war, may have on the economy. Further, an economic recovery, if it occurs, may not benefit us in the near term. If it does not, our ability to increase or maintain our revenues and operating results may be impaired. To increase our revenues and market share in future periods, we are dependent upon the adoption and commercial deployment of 3G wireless communications equipment, products and services based on our CDMA technology. Although network operators have commercially deployed CDMA2000 1X, we cannot predict the timing or success of other commercial deployments. If existing deployments are not commercially successful, or if new commercial deployments of CDMA2000 1X are delayed or unsuccessful, our business and financial results may be harmed.

We currently face significant competition in our markets and expect that competition will continue. Historically, this competition has resulted and is expected to continue to result in reduced average selling prices for our products and those of our customers and licensees. Reductions in the average selling price of our licensees' products generally results in reduced average royalties. While this trend has, to a large extent, been mitigated by the introduction of new features and functionality in our licensees' products, there is no guarantee that such mitigation will continue.

The wireless communications industry has experienced consolidation of participants, and this trend may continue. If wireless carriers consolidate with companies that utilize technologies that compete with CDMA, then CDMA may lose market share unless the surviving entity continues to deploy CDMA. This consolidation could also result in delays in or cancellation of purchasing decisions by the merged companies, negatively affecting our revenues and operating results.

We will continue to expand our international sales operations and enter new international markets. This expansion will require significant management attention and financial resources to successfully develop direct and indirect international sales and support channels, and we cannot assure you that we will be successful or that our expenditures in this effort will not exceed the amount of any resulting revenues. If we are not able to maintain or increase international market demand for our products and technologies, then we may not be able to maintain an acceptable rate of growth in our business.

Revenues from customers in the United States, South Korea, and Japan comprised 30%, 37% and 18%, respectively, of total consolidated revenues in fiscal 2002, as compared to 35%, 35%, and 22%, respectively, in fiscal 2001, and 53%, 22% and 13%, respectively, in fiscal 2000. We distinguish revenue from external customers by geographic areas based on customer location. The decreases in revenues from customers in the United States, as a percentage of the total, is primarily attributed to the sale of the terrestrial-based CDMA wireless consumer phone business in February 2000 and a decrease in revenues related to business with Globalstar. The increases in revenues from customers in South Korea, as a percentage of the total, is primarily attributed to the commercial deployment of our 3G CDMA2000 1X technology in October 2000 in South Korea where 15 million, or 46%, of the nation's total mobile service users were using this technology by the end of October 2002. The general increase in revenues from customers in Japan as a percentage of the total is primarily attributed to an ongoing migration to 3G services, illustrated by KDDI's expectation of 7 million, or 40%, of their subscriber base using 3G services by March 2003, as reported by the CDG.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowances for doubtful accounts, valuation of intangible assets and investments, income taxes, and litigation. We base our estimates on historical and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates. We believe that the following significant accounting policies and assumptions may involve a higher degree of judgment and complexity than others.

REVENUE RECOGNITION

We derive revenue principally from royalties, from sales of integrated circuit products, from services and related hardware sales, from software development and related services, and from license fees for intellectual property. The timing of revenue recognition and the amount of revenue actually recognized in each case depends upon a variety of factors, including the specific terms of each arrangement and the nature of our deliverables and obligations. Determination of the appropriate method of revenue recognition involves judgments and estimates that we believe are reasonable, but it is possible that actual results may differ from our estimates.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements" which we adopted in the fourth quarter of fiscal 2001 and applied retroactively to the first quarter of fiscal 2001. We recognized $66 million and $95 million during fiscal 2002 and 2001, respectively, in net income before income taxes and accounting changes related to revenue and expense that was recognized in prior years. We continue to monitor developments in Emerging Issues Task Force discussions of Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" and Issue 02-G, "Recognition of Revenue from Licensing Arrangements on Intellectual Property," to determine what, if any, impact a final consensus may have on our revenue recognition policy.

We license rights to use our intellectual property portfolio, which includes patent rights to use cdmaOne, CDMA2000, CDMA2000 1X, CDMA2000 1x EV-DO, TD-SCDMA and WCDMA technologies. Licensees typically pay a non-refundable license fee and on-going royalties on their sales of products incorporating our intellectual property. License fees are generally recognized over the estimated period of future benefit to the average licensee, typically five to seven years. We generally recognize royalty revenue as earned when reasonable estimates of such amounts can be made. Certain royalty revenues are accrued based on estimates prior to the reporting of such revenues by our licensees. Estimates of royalty revenues are based on analyses of historical royalty data by licensee, the relationship between the timing of our sales of integrated circuits to our licensees and our licensees' sales of CDMA phones and infrastructure equipment, average sales price forecasts, and current market and economic trends. When our licensees report royalties for which we accrued revenues based on estimates, we adjust revenues for the period in which the reports are received. Revenues from sales of our CDMA-based integrated circuits are recognized at the time of shipment, or when title and risk of loss passes to the customer, if later. Revenues and expenses from sales of certain satellite and terrestrial-based two-way data messaging and position reporting hardware and related software products are recognized ratably over the shorter of the estimated useful life of the hardware product or the expected messaging service period, which is typically five years, as the messaging service is considered integral to the functionality of the hardware and software. Revenues from providing services are recorded when earned. Revenues from long-term contracts are generally recognized using the percentage-of-completion method of accounting, based on costs incurred compared with total estimated costs. The percentage-of-completion method relies on estimates of total contract revenue and costs. Revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged or credited to income in the period in which the facts that give rise to the revision become known. If actual contract costs are greater than expected, reduction of contract profit would be required. Billings on uncompleted contracts in excess of incurred cost and accrued profits are classified as unearned revenue. Estimated contract losses are recognized when determined. If substantive uncertainty related to customer acceptance exists or the contract's duration is relatively short, we use the completed-contract method.

Revenues from software license fees are recognized when all of the following criteria are met: the written agreement is executed; the software is delivered; the license fee is fixed and determinable; collectibility of the license fee is probable; and if applicable, when vendor-specific objective evidence exists to allocate the total license fee to elements of multiple-element arrangements, including post-contract customer support. When contracts contain multiple elements wherein vendor-specific objective evidence exists for all undelivered elements, we recognize revenue for the delivered elements and defer revenue for the undelivered elements until the remaining obligations have been satisfied. If vendor-specific objective evidence does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until remaining obligations have been satisfied, or if the only undelivered element is post-contract customer support, revenue is recognized ratably over the support period. Significant judgments and estimates are made in connection with the recognition of software license revenue, including assessments of collectibility and the fair values of deliverable elements. The amount or timing of our software license revenue may differ as a result of changes in these judgments or estimates.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We consider the following factors when determining if collection of a fee is reasonably assured: customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms. If we have no previous experience with the customer, we typically obtain reports from various credit organizations to ensure that the customer has a history of paying its creditors. We may also request financial information, including financial statements or other documents (e.g., bank statements) to ensure that the customer has the means of making payment. If these factors do not indicate collection is reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash. If the financial condition of our customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required.

We also maintain allowances for doubtful accounts for estimated losses resulting from the inability of entities we have financed to make required payments. We evaluate the adequacy of allowances for doubtful finance and note receivables based on analyses of the financed entities' credit-worthiness, current economic trends or market conditions, review of the entities' current and projected financial and operational information, and consideration of the fair value of collateral to be received, if applicable. From time to time, we may consider third party evaluations, valuation reports or advice from investment banks. If the financial condition of the financed entities were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required.

VALUATION OF INTANGIBLE ASSETS AND INVESTMENTS

Our business acquisitions typically result in goodwill and other intangible assets, and the recorded values of those assets may become impaired in the future. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect our consolidated financial statements. We assess potential impairments to intangible assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Our judgments regarding the existence of impairment indicators and future cash flows related to intangible assets are based on operational performance of our acquired businesses, market conditions and other factors. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment loss could have an adverse impact on our results of operations.

We hold minority strategic investments in publicly-traded companies whose share prices may be highly volatile. We record impairment charges when we believe an investment has experienced a decline that is other than temporary. The determination that a decline is other than temporary is subjective and influenced by many factors. Future adverse changes in market conditions or poor operating results of investees could result in losses or an inability to recover the carrying value of the investments, thereby possibly requiring impairment charges in the future. When assessing a publicly-traded investment for an other-than-temporary decline in value, we consider such factors as, among other things, how significant the decline in value is as a percentage of the original cost, how long the market value of the investment has been less than its original cost, the performance of the investee's stock price in relation to the stock price of its competitors within the industry and the market in general and analyst recommendations. We also review the financial statements of the investee to determine if the investee is experiencing financial difficulties.

We hold minority strategic investments in private companies whose values are difficult to determine. We record impairment charges when we believe an investment has experienced a decline that is other than temporary. The determination that a decline is other than temporary is subjective and influenced by many factors. Future adverse changes in market conditions or poor operating results of investees could result in losses or an inability to recover the carrying value of the investments, thereby possibly requiring impairment charges in the future. When assessing investments in private companies for an other-than temporary decline in value, we consider such factors as, among other things, the share price from the investee's latest financing round, the performance of the investee in relation to its own operating targets and its business plan, the investee's revenue and cost trends, the liquidity and cash position, including its cash burn rate and market acceptance of the investee's products and services. From time to time, we may consider third party evaluations, valuation reports or advice from investment banks. We also consider new products/services that the investee may have forthcoming, any significant news that has been released specific to the investee or the investee's competitors and/or industry and the outlook of the overall industry in which the investee operates.

INCOME TAXES

Our income tax provision is based on calculations and assumptions that will be subject to examination by the Internal Revenue Service and other tax authorities. We regularly assess the potential outcomes of these examinations in determining the adequacy of our provision for income taxes. Should the actual results differ from our estimates, we would have to adjust the income tax provision in the period in which the facts that give rise to the revision become known. Tax law and rate changes are reflected in the income tax provision in the period in which such changes are enacted.

Since we believe it is more likely than not that deductions from future employee stock option exercises will exceed future taxable income, we have provided a valuation allowance through equity on substantially all of our net deferred tax assets. We consider estimated future taxable income and on-going tax planning strategies in assessing the need for the valuation allowance.

We can only use our capital losses and capital loss carrybacks or carryforwards to offset capital gains. We have developed tax planning strategies to generate future capital gains sufficient to offset the capital losses that we have incurred through fiscal 2002. Any additional capital losses in future years may require us to set up a valuation allowance for the deferred tax assets through our statement of operations if we are unable to generate sufficient future capital gains to offset these additional capital losses through our tax planning strategies.

We consider the operating earnings of non-United States subsidiaries to be indefinitely invested outside the United States. No provision has been made for United States federal and state, or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries. Should we have to repatriate foreign earnings, we would have to adjust the income tax provision in the period in which the facts that give rise to the revision become known.

LITIGATION

We are currently involved in certain legal proceedings. We estimate the range of liability related to pending litigation where the amount and range of loss can be estimated. We record our best estimate of a loss when the loss is considered probable. Where a liability is probable and there is a range of estimated loss, we record the minimum estimated liability related to the claim. As additional information becomes available, we assess the potential liability related to our pending litigation and revise our estimates. Revisions in our estimates of the potential liability could materially impact our results of operations.

STRATEGIC INVESTMENTS AND FINANCING

Our QSI segment makes strategic investments to promote the worldwide adoption of CDMA products and services for wireless voice and Internet data communications. In general, we enter into strategic relationships with CDMA carriers and developers of innovative technologies or products for the wireless communications industry. As part of the agreement to sell our infrastructure equipment business to Ericsson in 1999, we have provided equipment financing to customers of Ericsson on a shared basis with respect to Ericsson's sale of CDMA infrastructure in Brazil, Mexico and elsewhere. Our QSI segment selects and manages strategic investments in early stage companies and, from time to time, venture funds or incubators, to support the adoption of CDMA and use of the wireless Internet. Most of our strategic investments entail a high degree of risk and will not become liquid until more than one year from the date of investment, if at all. To the extent such investments become liquid and meet strategic objectives, we attempt to make regular periodic sales that are recognized in investment (expense) income. We may reduce or suspend the planned sale of these investments if and when market conditions decline. We regularly monitor and evaluate the realizable value of our investments in both marketable and private securities. If events and circumstances indicate that a decline in the value of these assets has occurred and is other than temporary, we will record a charge to investment (expense) income. During fiscal 2002, we recognized $230 million in charges related to other-than-temporary losses on marketable and private securities. In some cases, we make strategic investments in early stage companies which require us to consolidate or record our equity in the losses of those companies. The consolidation of these losses can adversely affect our financial results until we exit from or reduce our exposure to the investments.

From time to time, we may accept equity interests in a licensee as consideration for a portion or all of the license fees payable under our CDMA license agreements. We record license fee revenues based on the fair values of the equity instruments received, if determinable. The measurement date for determination of fair value is the earlier of the date on which the parties establish a commitment to perform or the date at which the performance is complete. The evaluation procedures used to determine fair value include, but are not limited to, examining the current market price for the shares if the licensee is publicly traded, examining recent rounds of financing and the licensee's business plan if not publicly traded, and performing other due diligence procedures. We account for the equity received using APB 18 or FAS 115, as appropriate. This program will not affect the licensees' obligations to pay royalties under their CDMA license agreements. The amount of cash consideration and the timing of revenue recognition vary depending on the terms of each agreement. As of September 30, 2002, nine licensees have participated in this program. We recognized $6 million and $7 million of revenue in fiscal 2002 and 2001, respectively, and no revenue in fiscal 2000 related to equity received as consideration for license fees.

VELOCOM, INC.

On November 29, 2001, we forgave $119 million under our debt facility with VeloCom, Inc. (VeloCom), an investor in Vésper Holding. We also converted our remaining $56 million convertible promissory note into equity securities of VeloCom (the VeloCom exchange) in conjunction with our acquisition of Vésper Holding. The VeloCom exchange increased our equity interest in VeloCom to 49.9%. We use the equity method to account for our investment in VeloCom. At September 30, 2002, our investment in VeloCom was $33 million, net of our equity in VeloCom's losses.

VÉSPER HOLDING, LTD.

In fiscal 1999, we acquired an approximate 16% ownership interest in Vésper Sao Paulo S.A. and Vésper S.A. (the Vésper Operating Companies or collectively, Vésper). The Vésper Operating Companies were formed by a consortium of investors to provide fixed wireless and wireline telephone services in the northern, northeast and eastern regions of Brazil and in the state of Sao Paulo. In addition, we extended long-term financing to the Vésper Operating Companies related to our financing arrangement with Ericsson. On November 13, 2001, we consummated a series of transactions as part of an overall financial restructuring (the Restructuring) of the Vésper Operating Companies.

Pursuant to the Restructuring, we committed to invest $266 million, and VeloCom committed to invest $80 million, in a newly formed holding company called Vésper Holding. Vésper Holding acquired certain liabilities of the Vésper Operating Companies from their vendors for $135 million and the issuance of warrants to purchase an approximate 7% interest in Vésper Holding, and the vendors released in full any claims that they might have against us, VeloCom, the Vésper Operating Companies and other related parties arising from or related to the acquired liabilities. In a series of related transactions, Vésper Holding agreed to contribute the acquired liabilities to the Vésper Operating Companies in exchange for equity securities and to cancel the contributed liabilities. At September 30, 2002, we directly owned 72% of the issued and outstanding equity of Vésper Holding, and we indirectly owned an additional 11.9% of Vésper Holding through our ownership interest in VeloCom, totaling an 83.9% direct and indirect interest.

The purchase price allocation, based on the estimated fair values of acquired assets and liabilities assumed, included $307 million for property, plant and equipment, $39 million for licenses, and $31 million for other intangible assets. Property, plant and equipment are depreciated over useful lives ranging from 2 to 18 years. Licenses and other intangible assets are amortized over their useful lives of 18 years and 3 to 18 years, respectively.

When we obtained the controlling interest in Vésper Holding, Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock," required that we adjust our prior period results to account for our original 16% ownership interest in the Vésper Operating Companies, predecessors to Vésper Holding, using the equity method of accounting. As a result, we recorded $6 million, $150 million and $48 million of equity in losses of the Vésper Operating Companies for fiscal 2002 (pre-acquisition), 2001 and 2000, respectively. We recorded a $59 million reduction in finance receivables, an $18 million reduction in other assets and a $77 million reduction in retained earnings at September 30, 2001. We previously recorded $121 million in asset impairment charges and other-than-temporary losses on other investments during fiscal 2001. Because those charges did not exceed the losses recorded as a result of using the equity method, our net loss for fiscal 2001 increased by $29 million. We did not record any asset impairment charges or other-than-temporary losses during fiscal 2000, and as a result of using the equity method, the net income for fiscal 2000 decreased by $48 million.

In July 2002, a group of Brazilian mobile operators sued the Vésper Operating Companies, claiming Vésper violated its STFC (fixed) license by allowing full mobility on its network. The court issued an order temporarily restraining Vésper from continued sales of its limited mobility product pending the trial. This order did not impact Vésper's existing customers, nor sales of other types of products. Subsequently, Anatel, the Brazilian telecommunications regulatory agency, placed a similar administrative hold on Vésper until such time as it could determine whether Vésper was in compliance with existing regulations. Vésper successfully appealed the court order, and the temporary restraint was lifted although the underlying court case remains to be tried. Additionally, Vésper and Anatel reviewed the issue from a technical and regulatory standpoint, and the parties reached an agreement which allows Vésper to resume sales of its limited mobility product once certain technical adjustments to restrict broad mobility are implemented in Vésper's network. Vésper has commenced making such technical adjustments and expects to complete them in all of its markets over the next few months. Sales of the affected products have resumed in those areas in which the technical modifications have already been completed.

During September 2002, Vésper decided to replace all towers manufactured by one of its third party contractors due to the identification of structural defects, resulting in an asset impairment charge of $0.5 million. This decision was made after severe storm winds damaged and/or destroyed a number of Vésper towers manufactured by that third party contractor. Overall, this replacement program impacts up to 66 Vésper towers, which carry antennae for less than 9% of Vésper base stations. Vésper towers manufactured by other parties were also inspected during this process and found to be in proper condition. Replacements have begun for the most critical towers, and all affected towers are expected to be replaced by March 2003. Vésper has not experienced and does not expect to experience any appreciable service degradation during this replacement process. Vésper also is seeking to complete a tower sale-leaseback of a portion of its tower sites by December 31, 2002, including the defective towers, pursuant to which the purchasing party would assume all further liability for the purchased towers and fulfill replacement construction obligations. Vésper expects the tower sale-leaseback arrangement, which includes the cost of replacing the defective towers, to provide net cash inflows during calendar 2002.

In September 2002, Anatel issued Resolution 314, which modifies certain current telecommunications regulations. As part of this resolution and prior resolutions, Vésper will be required to vacate its current spectrum in the 1900MHz frequency (analogous to United States Band A/D) in the coming years to enable the frequency to be allotted to future Universal Mobile Telecommunications System (UMTS) license holders. In return, Vésper has been assigned new 1900MHz frequencies (analogous to United States PCS Band C). Pursuant to Resolution 314, upon completion of up-banding of its network, Vésper would be permitted to utilize the new 1900MHz frequencies for its primary allocation for fixed wireless services as well as to apply for permission to use those frequencies for full mobility services offered under an SMP (mobile) license. Such secondary use of the new 1900 MHz frequencies for SMP (mobile) services would require Vésper to either obtain its own SMP license(s) or to enter into an arrangement with an SMP license holder whereby CDMA mobility at 1900MHz would be offered by the license holder utilizing Vésper's up-banded infrastructure. Significant costs, constraints and hurdles exist with respect to accomplishing these objectives, including Vésper's or another party's ability to acquire the necessary SMP license(s), uncertainty whether and to what extent applicable Brazilian telecommunications regulations would require Vésper to build out additional infrastructure in another frequency band in order to offer SMP (mobile) services, the cost of up-banding Vésper's CDMA radio interface equipment, and uncertainty whether reimbursement for such costs can be obtained from future UMTS license holder(s).

On November 19, 2002, we won bids to acquire mobile licenses in the state of Sao Paulo (excluding Sao Paulo metro), the state of Minas Gerais, and in the Northeast region of Brazil (license Areas 2, 4, and 10, respectively). The new mobile licenses cover areas with a combined population in excess of 64 million. The mobile licenses overlap with approximately 47% of Vésper Holding's existing Wireless Local Loop areas. None of the mobile licenses cover an area outside of Vésper Holding's current coverage areas. Approximately $8 million of the approximate $83 million total purchase price is payable by December 19, 2002. The remaining $75 million Brazilian real-denominated obligation is financed by the Brazilian government at an interest rate of 12%, plus an adjustment for inflation, payable in six equal annual installments. The first such installment payment is due in 36 months.

Access to long-term funding sources to fund growth is a critical issue for Vésper. We continue to seek strategic partners and/or acquirers to participate in this process. We continue to invest in Vésper to ensure the establishment of CDMA-based systems and to provide CDMA coverage and roaming possibilities to as many regions throughout Brazil as possible. The investment will help us grow our revenues from royalties and from the sale of integrated circuits to phone manufacturers. In other words, our return on our investment in Vésper is not limited to a Vésper ownership interest, but also includes indirect revenues, including CDMA licensing revenues and QCT integrated circuit sales from third party suppliers to Vésper. Further, the Vésper business plan, similar to other start-up wireless operators, indicates that we should receive a return on our investment in the long-run despite losses in the initial years. The Vésper Operating Companies expect to incur operating losses and negative cash flows from operations through calendar 2003 as they expand operations and enter new markets, even if and after they achieve positive cash flows from operations in the initial operating markets. Vésper expects to commercially launch CDMA2000 1xEV-DO services in December 2002. To date no long-term funding commitments from other sources have been secured, and it is not clear whether future commitments from outside parties will be available. Furthermore, important regulatory and business issues have yet to be resolved. If these issues cannot be resolved in a prompt and reasonable manner, risks related to Vésper may increase, and we may incur significant losses. Specifically, if Vésper is unable to offer converged services, which includes full mobility, either by itself and/or through other parties utilizing Vésper's CDMA network, we may need to write down Vésper's long-lived assets. In that management believes there is currently a regulatory path to mobility and several partnership and/or other potential means under which Vésper could offer mobile services, we believe that the assets are recoverable at this time.

PEGASO TELECOMUNICACIONES, S.A. DE C.V.

We have various financing arrangements, including a bridge loan facility, an equipment loan facility and an interim loan facility, with Pegaso Comunicaciones y Sistemas S.A. de C.V., a wholly-owned subsidiary of Pegaso Telecomunicaciones, S.A. de C.V., a CDMA wireless operating company in Mexico (collectively referred to as Pegaso). On September 10, 2002, Telefónica Móviles (Telefónica) acquired a 65% controlling interest in Pegaso (the Close).

The bridge facility was payable in full on October 31, 2001, was in default and was subject to a forbearance agreement at September 30, 2002. At September 30, 2002, $413 million was outstanding under the bridge loan facility, net of deferred interest and unearned fees. We stopped recognizing interest on the bridge loan facility effective at the beginning of the fourth fiscal quarter of 2001. Pegaso paid $435 million in full satisfaction of the bridge loan facility on November 8, 2002 (the Bridge Payment).

The equipment loan facility and related financing were in default and subject to a forbearance agreement at September 30, 2002. At September 30, 2002, $318 million was outstanding under the equipment loan facility, net of deferred interest and unearned fees. The equipment loan facility was payable through December 31, 2007 and bears interest at the London Interbank Offered Rate (LIBOR) plus 4.5% (or LIBOR plus 6.5% when in default). We stopped recognizing interest on the equipment loan facility and related financing effective at the beginning of the fourth fiscal quarter of 2001. The terms of the equipment loan facility and related financing were modified, retroactive to September 10, 2002, upon receipt of the Bridge Payment and the satisfaction of other conditions. We will be required to use approximately $139 million of the bridge loan proceeds to purchase outstanding vendor debt owed by Pegaso to other lenders. Financing related to the equipment loan facility in the amount of $4 million will be payable in March 2003. The remaining equipment loan facility, including the acquired vendor debt, will be payable quarterly starting in March 2006 through December 2008 and will bear interest at LIBOR plus 1% for two years, LIBOR plus 3% for the next three years and LIBOR plus 6% thereafter. We recognized $0.5 million in interest income on the equipment loan facility during fiscal 2002 from the Close through fiscal year end at LIBOR plus 1%.

During fiscal 2002, we provided to Pegaso $65 million of interim financing, including $5 million in capitalized fees, and $65 million of additional interim financing. Prior to the Close, a Pegaso shareholder purchased $25 million and $23 million participations in the interim and additional interim finance receivables, respectively, from us, and at Close, converted those portions of the interim and additional interim financings into equity in Pegaso. At September 30, 2002, $40 million and $42 million were outstanding under the interim and additional interim facilities, respectively. The interim and additional interim financing commitments were cancelled at Close, and the interim and additional interim finance receivables were repaid in full with interest on October 10, 2002.

Also in connection with the Close, Telefónica paid $9 million to us in consideration for warrants to acquire equity in Pegaso at Close, and Pegaso paid $12 million to us in October 2002 related to certain fees and expense reimbursements.

As a result of the Close, we recognized a total of $9 million in interest income in fiscal 2002. At September 30, 2002, finance and other receivables from Pegaso totaled $821 million, net of $45 million in deferred interest income that will be amortized over the remaining term of the equipment loan facility as an adjustment to yield. We received $90 million of this amount in October 2002 and an additional $295 million when the Bridge Payment was made in November 2002, excluding the $139 million portion of the Bridge Payment that will be used to acquire vendor debt. After receipt of the Bridge Payment, $436 million of the September 30, 2002 finance receivables remains, net of deferred interest. In the event that Pegaso were to initiate the commercialization of GSM or TDMA services in its spectrum, Pegaso would be obliged to prepay $285 million of that amount. Telefónica has recently indicated its intention to deploy GSM in Mexico.

Our aggregate commitments to provide additional long-term financing to Pegaso under our arrangements with Ericsson were $105 million as of September 30, 2002, subject to Pegaso meeting certain conditions. Of this amount, $9 million was cancelled when Pegaso made the Bridge Payment, and the remaining $96 million is no longer available to Pegaso as a result of a series of events that occurred in November 2002. We also had $4 million in other financing commitments to Pegaso as of September 30, 2002 that were cancelled when Pegaso made the Bridge Payment.

Pegaso is at an early stage of development and may not be able to compete successfully. Competitors in Mexico have greater financial resources and more established operations than Pegaso. As is normal for early stage wireless operators, Pegaso is experiencing significant losses and negative cash flows from operations. Based on current information and available evidence, including the acquisition of Pegaso by Telefónica, we believe that we will ultimately be able to collect the remaining long-term financing from Pegaso. Failure to collect our finance receivables could have a material adverse effect on our operating results and financial condition.

LEAP WIRELESS INTERNATIONAL INC.

In fiscal 2000, we purchased 308,000 units of Leap Wireless International Inc.'s (Leap Wireless) senior discount notes with detachable warrants for $150 million. The notes mature in April 2010 and bear interest at 14.5% payable beginning in 2005. In addition, we hold 489,000 shares of Leap Wireless' common stock and a warrant to purchase 3,375,000 shares of common stock issued to us in connection with our spin-off of Leap Wireless in September 1998. During fiscal 2002, we determined that declines in the market values of our investments in Leap Wireless were other than temporary, as the market values of the investments had declined significantly during our third quarter of fiscal 2002 as a result of unfavorable developments in Leap

Wireless' business. As a result, we recorded $162 million and $18 million in other-than-temporary losses on marketable securities for the notes and stock, respectively, during fiscal 2002. We also recorded $59 million in losses related to changes in the fair values of Leap Wireless derivative investments for fiscal 2002. The remaining recorded values of Leap Wireless investments totaled $1 million at September 30, 2002. Under the terms of our senior secured credit facility with Leap Wireless, we are committed to fund up to $125 million in connection with Leap Wireless' bid for PCS spectrum licenses in the FCC's Auction No. 35, however it appears unlikely that Leap Wireless will be able to use this credit facility. See "Notes to Consolidated Financial Statements, Note 11 — Commitments and Contingencies."

INQUAM LTD

In October 2000, we agreed to invest $200 million in the convertible preferred shares of Inquam Limited (Inquam). Inquam was formed to acquire, own, develop and manage wireless communications systems, either directly or indirectly, with the primary intent of deploying CDMA-based technology. At September 30, 2002, our investment in Inquam was $114 million, net of equity in losses, and $27 million of the equity funding commitment was outstanding. Inquam's management expects to meet certain operational milestones necessary for expansion of Inquam's CDMA operations during 2003. In addition, Inquam's management expects to raise additional funds over the next 12 months required for Inquam to realize the full value of its current operations. Remaining funding commitments from us and another investor are expected to be exhausted by March 2003. Total additional funding required by Inquam for calendar 2003 is estimated to be between $175 million and $195 million. If new investors cannot be found or should existing investors decide not to provide additional funding, or if Inquam does not promptly meet certain operational milestones necessary for expansion, Inquam's growth potential and the value of our investment in Inquam may be negatively affected.

FISCAL 2002 COMPARED TO FISCAL 2001

Total revenues for fiscal 2002 were $3,040 million, compared to $2,680 million for fiscal 2001. Revenues from Samsung, Kyocera, and LG Electronics, customers of both QCT and QTL, comprised an aggregate of 15%, 14% and 11% of total consolidated revenues, respectively, in fiscal 2002. In fiscal 2001, revenues from Samsung, Kyocera, and LG Electronics, comprised an aggregate of 14%, 12% and 10% of total consolidated revenues, respectively. The percentages for Kyocera included 3% and 4% in fiscal 2002 and 2001, respectively, related to services provided to Kyocera by employees from our terrestrial-based CDMA wireless consumer phone business which was sold to Kyocera in February 2000.

Revenues from sales of equipment and services for fiscal 2002 were $2,204 million, compared to $1,908 million for fiscal 2001. Revenues from sales of equipment and services for fiscal 2002 included $125 million related to the consolidation of Vésper Holding effective in November 2001 and $8 million related to the Globalstar business. Revenues from sales of equipment and services for fiscal 2001 included $54 million related to Globalstar. Excluding Vésper Holding and Globalstar, revenues from sales of equipment and services increased by $217 million. Revenues from sales of equipment and services increased $218 million in our integrated circuits business, primarily due to an increase in unit shipments of MSM integrated circuits, and the effect of the change in product mix toward the higher end devices utilizing our 3G CDMA2000 1X integrated circuits products. Software development services revenues related to the QChat licensing agreement increased $34 million.

Revenues from licensing and royalty fees for fiscal 2002 were $836 million, compared to $772 million for fiscal 2001. QTL segment revenues from royalties paid by third parties increased $64 million.

Cost of equipment and services revenues for fiscal 2002 was $1,137 million, compared to $1,035 million for fiscal 2001. Cost of revenues for fiscal 2002 included $183 million related to the consolidation of Vésper Holding and $11 million related to our on-going obligation to Globalstar. Cost of revenues for fiscal 2001 included $129 million related to Globalstar. Excluding Vésper Holding and Globalstar, cost of revenues as a percentage of revenues was 32% for fiscal 2002, compared to 35% for fiscal 2001. The margin improvement in fiscal 2002 was primarily due to the change in product mix toward the higher end devices utilizing our CDMA2000 1X integrated circuits products and the increase in revenues from royalties in the QTL segment. Cost of revenues as a percentage of revenues may fluctuate in future quarters depending on the mix of products sold and services provided, royalties and license fees earned, competitive pricing, new product introduction costs and other factors.

For fiscal 2002, research and development expenses were $452 million or 15% of revenues, compared to $415 million or 15% of revenues for fiscal 2001. The dollar increase in research and development expenses was primarily due to $41 million in increased integrated circuit product initiatives to support high-speed wireless Internet access and multimode, multi-band, multi-network products including cdmaOne, CDMA2000 1X/1xEV-DO, GSM/GPRS, WCDMA and position location technologies and $14 million in increased QWBS research and development initiatives, partially offset by a $29 million reduction of development efforts related to the Globalstar business.

For fiscal 2002, selling, general and administrative expenses were $509 million or 17% of revenues, compared to $367 million or 14% of revenues for fiscal 2001. Selling, general and administrative expenses for fiscal 2002 included $107 million related to the consolidation of Vésper Holding. Excluding Vésper Holding, selling, general and administrative expenses comprised 14% of revenues. The dollar increase was primarily due to a $33 million increase in marketing and support efforts related to products and services of our QIS division, including the BREW product, $23 million associated with the expansion of our integrated circuit customer base and international business development activities, particularly in China, and $13 million resulting from the consolidation of Wireless Knowledge, Inc. (Wireless Knowledge), partially offset by a $22 million reduction in support efforts related to the Globalstar business and a $14 million reduction in bad debt expense.

Amortization of goodwill and other acquisition-related intangible assets was $259 million for fiscal 2002, compared to $255 million in fiscal 2001. Amortization charges were primarily related to the acquisition of SnapTrack in March 2000.

For fiscal 2002, asset impairment and related charges were less than $1 million, compared to $518 million of such charges in fiscal 2001. Asset impairment and related charges during fiscal 2001 were comprised primarily of $519 million in charges resulting from management's determination that certain assets related to the Globalstar business were impaired.

For fiscal 2002, other operating expenses were $9 million, compared to $51 million in fiscal 2001. Other operating expenses for fiscal 2002 resulted from the write down of a note receivable from a development stage CDMA carrier. Other operating expenses for fiscal 2001 were comprised of a $62 million arbitration decision against us, offset by $11 million in other income related to the irrevocable transfer of a portion of an FCC Auction Discount Voucher to a third party.

Interest expense was $26 million for fiscal 2002, compared to $10 million for fiscal 2001. Interest expense for fiscal 2002 was primarily related to the long-term debt of Vésper Holding. Interest expense for fiscal 2001 was primarily related to interest charges resulting from the arbitration decision made against us.

Net investment expense was $186 million for fiscal 2002 compared to $317 million for fiscal 2001. The change was primarily comprised as follows (in millions):

	Years Ended September 30,		
	2002	2001	Change
Interest income:			
Corporate	$ 102	$ 135	$ (33)
QSI	33	108	(75)
Net realized gains on investments:			
Corporate	—	11	(11)
QSI	2	59	(57)
Other-than-temporary losses on marketable securities	(206)	(147)	(59)
Other-than-temporary losses on other investments	(24)	(51)	27
Change in fair values of derivative investments	(58)	(243)	185
Minority interest in loss (income) of consolidated subsidiaries	52	(4)	56
Equity in losses of investees	(87)	(185)	98
	$(186)	$(317)	$131

The decline in interest income on corporate cash and marketable debt securities was a result of lower interest rates. The decline in QSI interest income was a result of the cessation of interest income recognition on Pegaso debt facilities starting in the fourth fiscal quarter of fiscal 2001 and on Leap Wireless bonds starting in the third quarter of fiscal 2002. The other-than-temporary losses on marketable securities during fiscal 2002 primarily related to $162 million and $18 million in losses on our investments in Leap Wireless bonds and common stock, respectively. We determined that the declines in fair values were other than temporary, as the market values of the bond and common stock had significantly declined during our third quarter of fiscal 2002 as a result of unfavorable developments in Leap Wireless' business. The other-than-temporary losses on marketable securities during fiscal 2001 primarily related to a $134 million loss on our investment in NetZero, Inc., which subsequently completed a merger with Juno Online Services, Inc. and became United Online, Inc. The change in fair values of derivative instruments primarily resulted from $59 million in losses resulting from declines in the price of Leap Wireless common stock, which reduced the fair values of our warrants to acquire Leap Wireless common stock. The warrants had insignificant value at September 30, 2002. Equity in losses of investees decreased as a result of the consolidation of Vésper Holding effective November 13, 2001, as these losses are now included in operations.

For fiscal 2002 there were no other non-operating charges, compared to $167 million in fiscal 2001. Other non-operating charges in fiscal 2001 were primarily comprised of a $120 million write-down of the note receivable from VeloCom to its fair value and $58 million in write-downs of recorded values of a note receivable from

Globalstar and warrants to acquire partnership interests in Globalstar to their estimated fair values.

Income tax expense was $101 million for fiscal 2002, compared to $105 million for fiscal 2001. The annual effective tax rate was 22% for fiscal 2002, compared to a negative 23% rate for fiscal 2001. The annual effective tax rate for fiscal 2002 was lower than the statutory rate due to the reduction of deferred tax assets and the related valuation allowance that was previously charged to tax expense, partially offset by foreign losses for which we are not recording a tax benefit. The fiscal 2001 effective tax rate was the result of pre-tax losses for which no tax benefit was recorded and foreign tax expense. The annual effective tax rate on profits for fiscal 2002 cannot be meaningfully compared to the effective tax rate on losses for the prior fiscal year.

We recorded an $18 million loss, net of taxes, in fiscal 2001 as the net cumulative effect of changes in accounting principles at September 30, 2000. The cumulative effect of the adoption of SAB 101 was a $147 million loss, net of taxes, offset by a $129 million gain, net of taxes, resulting from the cumulative effect of the adoption of FAS 133. The gain resulting from the adoption of FAS 133 related primarily to the unrealized gain on a warrant to purchase 4,500,000 shares of Leap Wireless common stock issued to us in connection with our spin-off of Leap Wireless in September 1998.

FISCAL 2001 COMPARED TO FISCAL 2000

Total revenues for fiscal 2001 were $2,680 million, compared to $3,197 million for fiscal 2000. Revenue from Samsung, Kyocera, and LG, customers of both QCT and QTL, comprised an aggregate of 14%, 12% and 10% of total consolidated revenues, respectively, in fiscal 2001. In fiscal 2000, Samsung accounted for 11% of total consolidated revenues.

Revenues from sales of equipment and services for fiscal 2001 were $1,908 million, compared to $2,526 million for fiscal 2000. Revenues from sales of equipment and services for fiscal 2000 included $419 million in revenue related to the terrestrial-based CDMA wireless consumer phone business which was sold in February 2000. Excluding the revenue of the business sold in fiscal 2000, revenues from sales of equipment and services decreased by $199 million in fiscal 2001. The decrease was primarily related to a $310 million decline in revenues related to the business with Globalstar, offset by a $107 million increase in integrated circuit sales, largely attributed to higher unit shipments and average selling prices of MSM integrated circuits, and higher CSM infrastructure integrated circuit revenues and a $24 million increase in QWI revenue due to the implementation of SAB 101 in fiscal 2001.

Revenues from licensing and royalty fees for fiscal 2001 were $772 million, compared to $671 million for fiscal 2000. The increase was primarily related to a $149 million increase in royalties and license fees and a $16 million increase in software revenues, offset by a $64 million decrease due to the implementation of SAB 101 in fiscal 2001.

Cost of equipment and services revenues for fiscal 2001 was $1,035 million, compared to $1,507 million for fiscal 2000. Total cost of revenues for fiscal 2000 included $433 million in cost of revenues related to the terrestrial-based CDMA wireless consumer phone business which was sold in February 2000. Excluding the cost of revenues of the business sold in fiscal 2000, total cost of revenues decreased by $39 million in fiscal 2001, consistent with the decrease in revenues. Cost of revenues as a percentage of revenues was 39% for fiscal 2001 and 2000. Cost of revenues as a percentage of revenues may fluctuate in future quarters depending on the mix of products sold and services provided, royalties and license fees earned, competitive pricing, new product introduction costs and other factors.

For fiscal 2001, research and development expenses were $415 million or 15% of revenues, compared to $340 million or 11% of revenues for fiscal 2000. The dollar and percentage increases in research and development expenses were primarily due to $101 million in increased integrated circuit product initiatives to support high-speed wireless Internet access and multimode, multi-band, multi-network products including cdmaOne, CDMA2000 1X/1xEV-DO, GSM/GPRS, WCDMA and position location technologies, offset by a $44 million decrease in terrestrial-based CDMA wireless consumer phone products research and development as a result of exiting this business in February 2000. In addition, the percentage increase is attributed to a more significant reduction in revenue relative to research and development expenses as a result of the sale of the terrestrial-based CDMA wireless consumer phone business in February 2000.

For fiscal 2001, selling, general and administrative expenses were $367 million or 14% of revenues, compared to $343 million or 11% of revenues for fiscal 2000. The dollar and percentage increases in selling, general and administrative expenses from fiscal 2000 were primarily due to $61 million associated with the expansion of international business activities in China, Japan, South Korea and Europe and trade show expenses related to the expansion of the integrated circuit customer base and product portfolio and $21 million related to the introduction of products and services by our QIS division, including our BREW product, offset by a $67 million decrease in expenses for terrestrial-based CDMA wireless consumer phone products as a result of the sale of the business in February 2000. In addition, the percentage increase is attributed to a more significant reduction in revenue relative to selling, general and administrative expenses as a result of the sale of the terrestrial-based CDMA wireless consumer phone business in February 2000.

Amortization of goodwill and other acquisition-related intangible assets was $255 million for fiscal 2001, compared to $146 million in fiscal 2000. For fiscal 2001, no purchased in-process technology was recorded, compared to $60 million in fiscal 2000. The increase in amortization in fiscal 2001 and the purchased in-process technology charge in fiscal 2000 resulted from the acquisition of SnapTrack, Inc. (SnapTrack) in March 2000.

For fiscal 2001, asset impairment and related charges were $518 million, compared to $46 million for fiscal 2000. Asset impairment and related charges during fiscal 2001 were comprised primarily of $519 million in charges resulting from management's determination that certain assets related to the Globalstar business were impaired. Asset impairment and related charges during fiscal 2000 were primarily related to the sale of the terrestrial-based CDMA wireless consumer phone business in February 2000.

For fiscal 2001, other operating expenses were $51 million, compared to $32 million in fiscal 2000. Other operating expenses for fiscal 2001 were comprised of a $62 million arbitration decision against us, offset by $11 million in other income related to the irrevocable transfer of a portion of an FCC Auction Discount Voucher to a third-party. Other operating expenses during fiscal 2000 were comprised primarily of employee termination and other costs related to the sale of the terrestrial-based CDMA wireless consumer phone business in February 2000.

Interest expense was $10 million for fiscal 2001, compared to $5 million for fiscal 2000. The increase was primarily related to interest charges resulting from an arbitration decision against us, offset by lower interest expense resulting from decreased bank borrowings.

Net investment expense was $317 million for fiscal 2001, compared to net investment income of $446 million for fiscal 2000. The change was primarily comprised as follows (in millions):

	Years Ended September 30, 2001	2000	Change
Interest income:			
Corporate	$ 135	$ 108	$ 27
QSI	108	137	(29)
Net realized gains on investments:			
Corporate	11	—	11
QSI	59	270	(211)
Other-than-temporary losses on marketable securities	(147)	—	(147)
Other-than-temporary losses on other investments	(51)	—	(51)
Change in fair values of derivative investments	(243)	—	(243)
Minority interest in income of consolidated subsidiaries	(4)	(6)	2
Equity in losses of investees	(185)	(63)	(122)
	$(317)	$ 446	$(763)

The increase in interest income on corporate cash and marketable debt securities was a result of higher average interest-bearing balances. The decline in QSI interest income was primarily a result of the cessation of interest income recognition on Globalstar finance receivables in fiscal 2001. The other-than-temporary losses on marketable securities during fiscal 2001 primarily related to a $134 million loss on our investments in Netzero, Inc., which subsequently completed a merger with Juno Online Services, Inc. and became United Online, Inc. The market value of our investment in United Online, Inc. was $38 million as of November 22, 2002, as compared to our adjusted cost basis of $10 million. We did not record any other-than temporary losses on marketable securities during fiscal 2000. The change in fair values of derivative instruments primarily resulted from $213 million in losses related to declines in the price of Leap Wireless common stock, which reduced the fair values of our warrants to acquire Leap Wireless common stock. Equity in losses of investees increased primarily as a result of an increase in the equity in losses of Vésper Holding in fiscal 2001.

There were no distributions on Trust Convertible Preferred Securities in fiscal 2001 due to the conversion of all remaining Trust Convertible Preferred Securities into common stock during fiscal 2000. We recorded $13 million in distributions for fiscal 2000.

Other non-operating charges were approximately $167 million in fiscal 2001, compared to $2 million in fiscal 2000. Other non-operating charges in fiscal 2001 were primarily comprised of a $120 million write-down of the note receivable from VeloCom to its fair value and $58 million in write-downs of recorded values of a note receivable from Globalstar and warrants to acquire partnership interests in Globalstar to their estimated fair values.

Income tax expense was $105 million for fiscal 2001, compared to $527 million for fiscal 2000. The annual effective tax rate was negative 23% for fiscal 2001, compared to a 46% rate for fiscal 2000. The estimated annual effective tax rate was negative primarily as a result of foreign taxes paid for which it is more likely than not we will not receive a tax benefit. The difference in the tax rate from the prior year is primarily due to the loss for fiscal 2001 resulting from certain asset impairment and related charges. We have provided a valuation allowance on substantially all of our deferred tax assets because of uncertainty regarding their realizability due to the expectation that deductions from future employee stock option exercises will exceed future taxable income. Our net deferred tax assets increased by $631 million in fiscal 2001, and the resulting increase in the valuation allowance was reflected in part as an increase to the tax expense and in part as a reduction of stockholders' equity. The total expense related to the increase in the valuation allowance was $185 million.

We recorded an $18 million loss, net of taxes, in fiscal 2001 as the net cumulative effect of changes in accounting principle at September 30, 2000. The cumulative effect of the adoption of SAB 101 was a $147 million loss, net of taxes, offset by a $129 million gain, net of taxes, resulting from the cumulative effect of the adoption of FAS 133. The gain resulting from the adoption of FAS 133 related primarily to the unrealized gain on a warrant to purchase 4,500,000 shares of Leap Wireless common stock issued to us in connection with our spin-off of Leap Wireless in September 1998.

OUR SEGMENT RESULTS FOR FISCAL 2002 COMPARED TO FISCAL 2001

QUALCOMM CDMA TECHNOLOGIES SEGMENT (QCT)

QCT segment revenues for fiscal 2002 were $1,591 million, compared to $1,365 million for fiscal 2001. Earnings before taxes for fiscal 2002 were $441 million, compared to $306 million for fiscal 2001. Revenues and earnings before taxes increased primarily due to an increase in unit shipments of MSM integrated circuits and the effect of the change in product mix toward the higher end devices utilizing our CDMA2000 1X products. Approximately 65 million MSM integrated circuits were sold during fiscal 2002, compared to approximately 58 million for fiscal 2001. Approximately 10 million CSM infrastructure integrated circuits equivalent voice channels were sold during fiscal 2002, compared to approximately 9 million for fiscal 2001. Both research and development and selling and marketing expenses were $22 million higher for fiscal 2002 as compared to fiscal 2001 primarily associated with new integrated circuit product and technology initiatives to support high-speed wireless Internet access and multi-band, multimode, multi-network products including cdmaOne, CDMA2000 1X/1xEV-DO, GSM/ GPRS, WCDMA and position location technologies. QCT inventories decreased by 27% during fiscal 2002 primarily as a result of strong demand for 1X products across our customer base and improved component availability.

QUALCOMM TECHNOLOGY LICENSING SEGMENT (QTL)

QTL segment revenues for fiscal 2002 were $847 million, compared to $782 million for fiscal 2001. Revenues from royalties paid by third party licensees were $725 million in fiscal 2002, compared to $661 million in fiscal 2001. Revenues from license fees were $55 million in fiscal 2002, compared to $67 million in fiscal 2001. Earnings before taxes for fiscal 2002 were $756 million, compared to $706 million for fiscal 2001. The increase in revenues and earnings before taxes was primarily due to an increase in sales of CDMA products by licensees resulting from higher demand for CDMA products across all major regions of CDMA deployment. During fiscal 2002, we recognized $6 million in revenue related to equity received as consideration for license fees, compared to $7 million in fiscal 2001.

QUALCOMM WIRELESS & INTERNET SEGMENT (QWI)

QWI segment revenues for fiscal 2002 were $439 million, compared to $426 million for fiscal 2001. Losses before taxes for fiscal 2002 were $9 million, compared to earnings before taxes of $33 million for fiscal 2001. Revenues increased primarily due to an increase in software development and services revenues related to our BREW products and QChat licensing agreement. Earnings before taxes decreased primarily due to a $35 million increase in our development, support and marketing efforts related to products and services of our QIS division, including the BREW product and a $14 million increase in QWBS research and development expenditures. We shipped approximately 46,000 OmniTRACS and other related communications systems during fiscal 2002, compared to approximately 43,000 in fiscal 2001.

QUALCOMM STRATEGIC INITIATIVES SEGMENT (QSI)

QSI segment revenues for fiscal 2002 were $126 million, primarily related to the consolidation of Vésper Holding. QSI segment losses before taxes for fiscal 2002 were $507 million, compared to $1,125 million for fiscal 2001. The decrease in losses was primarily due to $568 million in charges incurred in fiscal 2001 related to Globalstar. During fiscal 2002, we recorded a $130 million loss, net of minority interest, due to the consolidation of Vésper Holding and $30 million of equity losses in the Vésper Operating Companies (pre-acquisition) and VeloCom, as compared with $150 million of equity losses for the Vésper Operating Companies in fiscal 2001. During fiscal 2002, we recorded $180 million in other-than-temporary losses on Leap Wireless marketable securities, compared to an $11 million realized gain in fiscal 2001. We also recorded $59 million in losses related to changes in the fair values of Leap Wireless derivative investments in fiscal 2002, compared to $213 million in losses in fiscal 2001. Losses on Leap Wireless derivative investments resulted from declines in the market price of Leap Wireless common stock during those fiscal years. During fiscal 2001, we recorded a $120 million charge to write down a note receivable from VeloCom to its fair value as a result of the reorganization of the Vésper Operating Companies initiated during fiscal 2001.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents and marketable securities were $3,176 million at September 30, 2002, an increase of $596 million from September 30, 2001. The increase during fiscal 2002 was primarily the result of $968 million in cash provided by operating activities, $120 million in net proceeds from the issuance of common stock under our stock option and employee stock purchase plans, $16 million in collections on notes receivable, $10 million in proceeds received from Vésper Holding's minority interest shareholders and $9 million in proceeds received from the sale of other investments, partially offset by $321 million in cash used for other investments and acquisitions, $142 million in capital expenditures, an $81 million decrease in the fair values of marketable securities and $6 million of cash used to purchase our shares. We expect Vésper Holding to require approximately $60 to $70 million in cash funding during the first six months of fiscal 2003.

Accounts receivable increased by 4% during fiscal 2002. The increase in accounts receivable was primarily due to an increase in revenues and the consolidation of

Vésper Holding receivables, partially offset by the timing of cash receipts for royalty receivables. Excluding Vésper Holding receivables and revenues, days sales outstanding, using a daily three month rolling average, were 53 days at September 30, 2002 compared to 72 days at September 30, 2001. The change in days sales outstanding is consistent with the increase in revenue and improved cash collections resulting in the accounts receivable balance remaining relatively unchanged.

We believe our current cash and cash equivalents, marketable securities and cash generated from operations will satisfy our expected working and other capital requirements for the foreseeable future based on current business plans, including investments in other companies and other assets to support the growth of our business, financing for customers of CDMA infrastructure products in accordance with the agreements with Ericsson, financing under agreements with CDMA telecommunications carriers, and other commitments. We intend to continue our strategic investment activities to promote the worldwide adoption of CDMA products and the growth of CDMA-based wireless data and wireless Internet products. As part of these investment activities, we may provide financing to facilitate the marketing and sale of CDMA equipment by authorized suppliers. In the event additional needs for cash arise, we may raise additional funds from a combination of sources including potential debt and equity issuance.

At September 30, 2002, our outstanding commitments included (in millions):

Long-term financing under Ericsson arrangement (excluding Pegaso)	$368
Senior credit facility with Leap Wireless[a]	125
Pegaso:	
Commitment to acquire long-term financing to be provided by Ericsson	105
Other	4
Equity investments:	
Inquam	27
Other	30
Other debt commitments	6
Total debt and equity commitments	665
Long-term purchase commitments[b]	71
Operating leases[b]	124
Other	3
Total	$863

(a) Under the terms of our senior secured credit facility with Leap Wireless, we are committed to fund up to $125 million in connection with Leap Wireless' bid for PCS spectrum licenses in the FCC's Auction No. 35, however it appears unlikely that Leap Wireless will be able to use this credit facility. See "Notes to Consolidated Financial Statements, Note 11 — Commitments and Contingencies."

(b) Information regarding our long-term purchase commitments and operating leases at September 30, 2002 is provided in the Consolidated Financial Statements. See "Notes to Consolidated Financial Statements, Note 11 — Commitments and Contingencies."

The majority of these commitments do not have fixed funding dates, and the expected funding dates cannot be forecast.

At September 30, 2002, commitments to extend long-term financing to certain CDMA customers of Ericsson totaled approximately $473 million. The commitment to fund $346 million of this amount expires on November 6, 2003. The funding of the remaining $127 million, if it occurs, is not subject to a fixed expiration date, however, on November 12, 2002, $9 million of this commitment was cancelled. The financing commitments are subject to the CDMA customers meeting conditions prescribed in the financing arrangements and, in certain cases, to Ericsson also financing a portion of such sales and services. Such financing is generally collateralized by the related equipment. Commitments represent the maximum amounts to be financed under these arrangements; actual financing may be in lesser amounts. Financing provided by us to Pegaso included $203 million funded under these commitments with Ericsson. Financing provided by us to the Vésper Operating Companies included $108 million funded under these commitments. All other financings made related to these commitments were repaid prior to September 30, 2002.

The Inquam equity investment commitment is expected to be funded by March 2003, and the remaining equity commitments are expected to be funded through fiscal 2009. Our existing commitments over the next 12 months related to long-term purchase commitments (including capital expenditures), future minimum operating lease payments, capital leases and long-term debt total $70 million. We expect Vésper Holding to require approximately $60 to $70 million in cash funding during the first six months of fiscal 2003, including license payments.

In December 2001, we agreed to invest up to $200 million in exchange for up to 4% of the common shares of Reliance Infocomm Limited (RIL), formerly Reliance Communications Limited, a wireless carrier in India. RIL intends to construct and operate a CDMA commercial network deploying CDMA2000 1X technology to provide basic telephone services, Wireless Local Loop (WLL) with limited mobility, national long distance and international long distance services in India. Our obligation to make this investment became subject to termination during fiscal 2002 because RIL failed to meet certain milestones. However, we may purchase the shares upon RIL's completion of certain closing conditions. If we complete the investment, funding is likely to occur through September 2003. At September 30, 2002, we had not purchased any shares related to this agreement.

Information regarding our other financial commitments at September 30, 2002 is provided in the Notes to the Consolidated Financial Statements. See "Notes to Consolidated Financial Statements, Note 4 — Investments in Other Entities, Note 11 – Commitments and Contingencies and Note 13 — Acquisitions."

FUTURE ACCOUNTING REQUIREMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (FAS 141), "Business Combinations," and No. 142 (FAS 142), "Goodwill and Other Intangible Assets." FAS 141 supersedes Accounting Principles Board Opinion (APB) No. 16, "Business Combinations." The provisions of FAS 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. FAS 141 also requires that, upon adoption of FAS 142, we reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. FAS 142 supersedes APB 17, "Intangible Assets," and is effective for fiscal years beginning after December 15, 2001. FAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of FAS 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangible assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential impairments of goodwill, and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

FAS 142 requires that goodwill be tested at least annually for impairment using a two-step process. The first step (Step 1) is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete this step. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of fiscal 2003. Any impairment loss resulting from the transitional impairment tests would be reflected as the cumulative effect of a change in accounting principle in the first quarter 2003.

We will adopt the provisions of FAS 142 in our first quarter of fiscal 2003. We have determined our reporting units and the amounts of goodwill, intangible assets, other assets and liabilities allocable to those reporting units and have completed our Step 1 analysis. Based on our Step 1 analysis, the adoption of FAS 142 does not have a material impact on our financial position. We will no longer record goodwill amortization starting in fiscal 2003. We recorded $248 million, $244 million and $141 million in goodwill amortization expense during fiscal 2002, 2001 and 2000, respectively.

In August 2001, the FASB issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS 144 replaces FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The FASB issued FAS 144 to establish a single accounting model, based on the framework established in FAS 121, as FAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, "Reporting The Results of Operations — Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary Unusual and Infrequently Occurring Events and Transactions." FAS 144 also resolves significant implementation issues related to FAS 121. Companies are required to adopt FAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. We will adopt FAS 144 as of the beginning of fiscal 2003. We do not expect the adoption of FAS 144 to have a material impact on our operating results and financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Market Risk. We have fixed income securities consisting of cash equivalents and investments in marketable debt securities. During fiscal 2002, we invested $300 million in diversified portfolios of non-investment grade securities managed by institutional portfolio managers, which are subject to a higher degree of default risk than our investment grade fixed income portfolios. A portion of these bonds are designated as trading securities. Changes in the general level of United States interest rates can affect the principal values and yields of fixed income investments. (See Note 2 to the Consolidated Financial Statements for information about investments in marketable debt securities.)

Finance receivables bear interest at both fixed and variable rates (see Note 3 to the Consolidated Financial Statements for information about finance receivables). Interest earned on certain finance receivables is at variable interest rates and is affected by changes in the general level of United States interest rates and/or LIBOR. Fair values will vary as interest rates change.

We have other notes receivable from third parties included in other assets. These facilities bear interest at variable rates. Interest earned on credit facilities included in other assets is affected by changes in the LIBOR index rate, and fair value will vary as interest rates change.

The following table provides information about our financial instruments that are sensitive to changes in interest rates. For our fixed income investment portfolio, finance receivables and credit facilities in other assets, the table presents principal cash flows and related weighted-average yield at cost and contractual interest rates for fixed income securities and finance receivables or other credit facilities, respectively, by expected maturity dates. Additionally, we have assumed that our fixed income securities are similar enough to aggregate those securities for presentation purposes.

Interest Rate Sensitivity
Principal Amount by Expected Maturity
Average Interest Rate

(Dollars in millions)	2003	2004	2005	2006	2007	There-after	No Single Maturity	Total	Fair Value
Fixed income securities	$295	$ 548	$ 209	$ 61	$ 51	$230	$ 296	$1,690	$1,692
Interest rate	4.1%	3.6%	3.7%	4.8%	6.4%	9.3%	4.0%		
Finance receivables:									
Fixed rate	$392	$ 2	$ 1	$ —	$ —	$148	$ —	$ 543	$ 533
Interest rate	0.5%	8.9%	8.0%			0.3%			
Variable rate (LIBOR)	$ —	$ —	$ —	$ 85	$ 113	$141	$ —	$ 339	$ 293
Margin over LIBOR				5.9%	6.1%	5.6%			
Notes receivable in other assets:									
Fixed rate	$ 12	$ 27	$ —	$ —	$ —	$4	$ —	$ 43	$ 41
Interest rate	7.8%	7.5%				0.0%			
Variable rate (LIBOR)	$ 24	$ —	$ —	$ —	$ 1	$25	$ —	$ 50	$ 9
Margin over LIBOR	12.8%				1.9%	0.0%			

We consolidate all assets and liabilities of the Vésper Operating Companies, including bank loans and capital lease obligations. Bank loans totaled $66 million at September 30, 2002, of which $16 million is payable in fiscal 2005 and $50 million is payable in fiscal 2006. The bank loans bear interest at variable rates, based on the Certificate of Deposit Inter Bank (CDI) rate (the LIBOR rate equivalent in Brazil) plus 1.5%. Capital lease obligations totaled $42 million at September 30, 2002. The aggregate maturities on the capital lease obligations over the next three years from fiscal 2003 through 2005 are $14 million, $22 million and $6 million, respectively. The capital lease obligations bear interest at fixed interest rates, ranging from 11.25% to 14.5%. The fair values of bank loans and capital lease obligations will change as interest rates change. Interest expense will be affected by changes in the CDI.

Equity Price Market Risk. We hold marketable securities and derivative instruments subject to equity price risk. Available-for-sale equity securities and derivative instruments recorded at fair value under FAS 115 and FAS 133, respectively, subject us to equity price risk. The recorded values of marketable equity securities increased to $155 million at September 30, 2002 from $122 million at September 30, 2001. As of September 30, 2002, one equity position constituted approximately 71% of the fair value of the marketable securities portfolio. The recorded value of derivative instruments subject to FAS 133 at September 30, 2002 was $1 million. We generally invest in companies in the high-technology industry, and typically do not attempt to reduce or eliminate our market exposure on these securities. The portfolio's concentrations in specific companies and industry segments may vary over time, and changes in concentrations may affect the portfolio's price volatility.

We received a warrant in connection with the Leap Wireless spin-off to purchase Leap Wireless common stock at $6.11 per share. At September 30, 2002, we were entitled to purchase 3,375,000 shares of Leap Wireless common stock (see Note 1 to the Consolidated Financial Statements for a description of our accounting policy for this instrument). The warrant's remaining value at September 30, 2002 was insignificant, as compared to the $49 million value at September 2001. The estimated fair value of the warrant is directly correlated to movements in the price of the Leap Wireless common stock. The warrant is held for purposes other than trading. During fiscal 2002, we recorded $59 million in losses on derivative instruments, primarily related to this warrant.

We strategically invest in companies in the high-technology industry, and typically do not attempt to reduce or eliminate our market exposure on these securities. During fiscal 2002 and 2001, many high-technology stocks experienced significant decreases in value, negatively affecting the fair values of our available-for-sale equity securities and derivative instruments. Investment concentrations in specific companies and industry segments may vary over time, and changes in concentrations may affect the overall price volatility. A 10% decrease in the market price of our marketable equity securities at September 30, 2002 would cause a corresponding 10% decrease in the carrying amounts of these securities.

Our strategic investments in other entities consist substantially of investments accounted for under the equity and cost methods that are predominantly closely held and not publicly traded. These investments are held for purposes other than trading. Accordingly, we believe that our exposure to market risk from these investments is not material. Additionally, we do not anticipate any near-term changes in the nature of our market risk exposures or in management's objectives and strategies with respect to managing such exposures.

Foreign Exchange Market Risk. See Note 1 to the Consolidated Financial Statements for a description of our foreign currency accounting policies. We manage our exposure to foreign exchange market risks, when deemed appropriate, through the use of derivative financial instruments, consisting primarily of forward contracts. Derivative financial instruments are viewed as risk management tools and are not used for speculative or trading purposes. At September 30, 2002, no foreign currency forward contracts were outstanding.

Financial instruments held by consolidated subsidiaries and equity method investees which are not denominated in the functional currency of those entities are subject to the effects of currency fluctuations, which may affect reported earnings. As a global concern, we face exposure to adverse movements in foreign currency exchange rates. We may hedge currency exposures associated with certain assets and liabilities denominated in nonfunctional currencies and certain anticipated nonfunctional currency transactions. As a result, we could experience unanticipated gains or losses on anticipated foreign currency cash flows, as well as economic loss with respect to the recoverability of investments. While we may hedge certain transactions with non-United States customers, declines in currency values in certain regions may, if not reversed, adversely affect future product sales because our products may become more expensive to purchase in the countries of the affected currencies.

We are exposed to foreign exchange risk related to our consolidation of the Vésper Operating Companies. We report our financial statements in U.S. dollars. The Vésper Operating Companies account for the majority of their transactions in Brazilian real, and their results are translated into U.S. dollars during and at the end of the fiscal quarter. In addition, the Vésper Operating Companies capital lease commitments are denominated in U.S. dollars. As a result, a significant change in the value of the U.S. dollar against the Brazilian real could have a material effect on the Vésper Operating Companies and on us. A significant devaluation of the Brazilian real has occurred in the past and may occur again the future. At September 30, 2002, a 10% weakening of the U.S. dollar relative to the Brazilian real would result in a decrease in net income of approximately $16 million for the year ended September 30, 2002.

Finance receivables and notes receivable from international carriers that do not use the United States dollar as their functional currencies subject us to credit risk. Because our financing is dollar denominated, any significant change in the value of the dollar against the debtors' functional currencies could result in an increase in the debtor's cash flow requirements and could thereby affect our ability to collect our receivables. At September 30, 2002, finance receivables from international customers totaled $817 million.

Our analysis methods used to assess and mitigate risk discussed above should not be considered projections of future risks.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

CONTROLS AND PROCEDURES

(a) Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a–14(c) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), within 90 days of the filing date of this report. Based on their evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures are effective.

(b) There have been no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referenced in paragraph (a) above.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of QUALCOMM Incorporated

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of QUALCOMM Incorporated and its subsidiaries (the "Company") at September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of recognizing revenue and adopted Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities," during the year ended September 30, 2001.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP

San Diego, California

November 6, 2002, except for Note 15 which is as of November 21, 2002.

CONSOLIDATED BALANCE SHEETS (in thousands, except per share data)

	September 30, 2002	September 30, 2001*
ASSETS		
Current assets:		
Cash and cash equivalents	$1,406,704	$1,388,602
Marketable securities	1,387,915	894,577
Accounts receivable, net	536,950	517,557
Finance receivables, net	388,396	10,345
Inventories, net	88,094	95,863
Other current assets	132,707	147,814
Total current assets	3,940,766	3,054,758
Marketable securities	381,630	297,333
Finance receivables, net	442,934	674,391
Other investments	276,414	245,220
Property, plant and equipment, net	686,283	431,396
Goodwill, net	344,803	585,046
Other assets	436,691	381,589
Total assets	$6,509,521	$5,669,733
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Trade accounts payable	$ 209,418	$ 106,433
Payroll and other benefits related liabilities	126,005	117,795
Unearned revenue	183,482	184,461
Other current liabilities	156,081	112,300
Total current liabilities	674,986	520,989
Unearned revenue	259,995	295,005
Long-term debt	94,288	235
Other liabilities	43,756	35,202
Total liabilities	1,073,025	851,431
Commitments and contingencies (Notes 3, 4 and 11)		
Minority interest in consolidated subsidiaries	44,540	5,887
Stockholders' equity:		
Preferred stock, $0.0001 par value; issuable in series; 8,000 shares authorized; none outstanding at September 30, 2002 and 2001	—	—
Common stock, $0.0001 par value; 3,000,000 shares authorized; 778,549 and 763,289 shares issued and outstanding at September 30, 2002 and 2001	79	76
Paid-in capital	4,918,202	4,791,559
Retained earnings	604,624	244,947
Accumulated other comprehensive loss	(130,949)	(224,167)
Total stockholders' equity	5,391,956	4,812,415
Total liabilities and stockholders' equity	$6,509,521	$5,669,733

* As adjusted (Note 13)

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data)

	Years Ended September 30,		
	2002	2001*	2000*
Revenues:			
Equipment and services	$2,203,610	$1,907,856	$2,525,595
Licensing and royalty fees	835,950	771,930	671,185
	3,039,560	2,679,786	3,196,780
Operating expenses:			
Cost of equipment and services revenues	1,137,360	1,035,103	1,507,122
Research and development	451,678	414,760	340,407
Selling, general and administrative	508,644	367,155	342,940
Amortization of goodwill and other acquisition-related intangible assets	259,196	255,230	145,643
Purchased in-process technology	—	—	60,030
Asset impairment and related charges	459	518,026	45,743
Other	8,955	50,825	32,257
Total operating expenses	2,366,292	2,641,099	2,474,142
Operating income	673,268	38,687	722,638
Interest expense	(25,731)	(10,235)	(4,923)
Investment (expense) income, net (Note 6)	(186,412)	(317,091)	446,126
Distributions on Trust Convertible Preferred Securities of subsidiary trust	—	—	(13,039)
Other (Note 4)	—	(167,001)	(2,062)
Income (loss) before income taxes and accounting changes	461,125	(455,640)	1,148,740
Income tax expense	(101,448)	(104,501)	(526,594)
Income (loss) before accounting changes	359,677	(560,141)	622,146
Accounting changes, net of tax (Note 1)	—	(17,937)	—
Net income (loss)	$ 359,677	$ (578,078)	$ 622,146
Basic net earnings (loss) per common share:			
Income (loss) before accounting changes	$ 0.47	$ (0.74)	$ 0.87
Accounting changes, net of tax	—	(0.02)	—
Net income (loss)	$ 0.47	$ (0.76)	$ 0.87
Diluted net earnings (loss) per common share:			
Income (loss) before accounting changes	$ 0.44	$ (0.74)	$ 0.79
Accounting changes, net of tax	—	(0.02)	—
Net income (loss)	$ 0.44	$ (0.76)	$ 0.79
Shares used in per share calculations:			
Basic	770,887	755,969	717,205
Diluted	809,329	755,969	800,121

* As adjusted (Note 13)

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

	Years Ended September 30,		
	2002	2001*	2000*
OPERATING ACTIVITIES:			
Net income (loss)	$ 359,677	$ (578,078)	$ 622,146
Depreciation and amortization	394,257	319,811	243,842
Purchased in-process technology	—	—	60,030
Asset impairment and related charges and credits	459	746,330	59,806
Net realized gains on marketable securities and other investments	(2,010)	(70,146)	(270,132)
Change in fair values of derivative investments	58,408	243,308	—
Other-than-temporary losses on marketable securities and other investments	230,491	198,398	—
Minority interest in (loss) income of consolidated subsidiaries	(52,498)	3,769	6,264
Equity in losses of investees	86,958	185,060	63,182
Non-cash income tax expense	12,394	29,948	481,621
Accounting changes, net of tax	—	17,937	—
Other non-cash charges and credits	24,057	(44,611)	16,066
Increase (decrease) in cash resulting from changes in:			
Net purchases of trading securities	(2,036)	—	—
Accounts receivable, net	(4,544)	69,541	233,281
Finance receivables, net	(146,800)	(354,140)	(372,072)
Inventories, net	11,187	(40,735)	(68,776)
Other assets	4,448	27,519	(29,757)
Trade accounts payable	411	(13,838)	(164,756)
Payroll, benefits, and other liabilities	31,565	(67,440)	(99,976)
Unearned revenue	(38,457)	18,858	10,012
Net cash provided by operating activities	967,967	691,491	790,781
INVESTING ACTIVITIES:			
Capital expenditures	(141,578)	(114,191)	(163,182)
Purchases of wireless licenses	—	(83,774)	—
Purchases of available-for-sale securities	(1,754,055)	(1,182,698)	(993,512)
Proceeds from sale of available-for-sale securities	1,049,404	977,285	571,492
Purchases of held-to-maturity securities	(188,846)	(301,870)	(1,392,310)
Maturities of held-to-maturity securities	257,371	973,879	1,218,189
Issuance of notes receivable	(3,914)	(225,747)	(214,267)
Collection of notes receivable	16,202	15,581	229,654
Proceeds from sale of businesses	—	—	246,990
Proceeds from sale of other investments	9,374	26,730	—
Other investments and acquisitions	(320,655)	(246,538)	(273,668)
Other items, net	7,274	11,921	5,963
Net cash used by investing activities	$(1,069,423)	(149,422)	(764,651)
FINANCING ACTIVITIES:			
Net borrowings under bank lines of credit	—	—	(112,000)
Net proceeds from issuance of common stock	119,671	132,690	143,768
Repurchase and retirement of common stock	(5,773)	—	—
Proceeds from minority shareholders in consolidated subsidiary	10,000	—	—
Proceeds from the issuance of long-term debt	16,896	501	—
Payments on long-term debt	(20,187)	(620)	(4,826)
Other items, net	—	1,014	678
Net cash provided by financing activities	120,607	133,585	27,620
Effect of exchange rate changes on cash	(1,049)	(3,923)	3,105
Net increase in cash and cash equivalents	18,102	671,731	56,855
Cash and cash equivalents at beginning of year	1,388,602	716,871	660,016
Cash and cash equivalents at end of year	$ 1,406,704	$ 1,388,602	$ 716,871

* As adjusted (Note 13)

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (in thousands)

	Common Stock Shares	Common Stock Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
BALANCE AT SEPTEMBER 30, 1999	646,363	$65	$2,587,899	$ 200,879	$ 82,912	$2,871,755
Components of comprehensive income:						
Net income*	—	—	—	622,146	—	622,146
Foreign currency translation	—	—	—	—	2,756	2,756
Change in unrealized gain on securities, net of income taxes of $45,185	—	—	—	—	67,216	67,216
Reclassification adjustment for net realized gains included in net income, net of income taxes of $108,593	—	—	—	—	(161,539)	(161,539)
Total comprehensive income						530,579
Exercise of stock options and warrants	22,101	2	109,825	—	—	109,827
Tax benefit from exercise of stock options	—	—	217,846	—	—	217,846
Issuance for Employee Stock Purchase and Executive Retirement Plans	749	—	31,186	—	—	31,186
Stock-based compensation expense	—	—	25,400	—	—	25,400
Shares issued for business acquisitions	5,815	1	1,036,940	—	—	1,036,941
Issuance of common stock upon conversion of Trust Convertible Preferred Securities	72,623	7	644,722	—	—	644,729
BALANCE AT SEPTEMBER 30, 2000*	747,651	75	4,653,818	823,025	(8,655)	5,468,263
Components of comprehensive loss:						
Net loss*	—	—	—	(578,078)	—	(578,078)
Foreign currency translation	—	—	—	—	(39,515)	(39,515)
Change in unrealized loss on securities, net of income taxes of $42,551	—	—	—	—	(222,931)	(222,931)
Reclassification adjustment for net realized gains included in net loss, net of income taxes of $18,181	—	—	—	—	(27,044)	(27,044)
Reclassification adjustment for other-than-temporary losses on marketable securities included in net loss, net of income taxes of $47,092	—	—	—	—	70,053	70,053
Reclassification adjustment for losses included in accounting change, net of income taxes of $2,638	—	—	—	—	3,925	3,925
Total comprehensive loss						(793,590)
Exercise of stock options	14,831	1	92,051	—	—	92,052
Issuance for Employee Stock Purchase and Executive Retirement Plans	758	—	40,639	—	—	40,639
Stock-based compensation expense	—	—	2,661	—	—	2,661
Shares issued for business acquisitions	49	—	—	—	—	—
Adjustment to spin-off of Leap Wireless (Note 15)	—	—	2,390	—	—	2,390
BALANCE AT SEPTEMBER 30, 2001*	763,289	76	4,791,559	244,947	(224,167)	4,812,415
Components of comprehensive income:						
Net income	—	—	—	359,677	—	359,677
Foreign currency translation	—	—	—	—	(15,225)	(15,225)
Change in unrealized loss on securities	—	—	—	—	(85,714)	(85,714)
Reclassification adjustment for net realized gains included in net income, net of income taxes of $524	—	—	—	—	(11,620)	(11,620)
Reclassification adjustment for other-than-temporary losses on marketable securities included in net income	—	—	—	—	205,777	205,777
Total comprehensive income						452,895
Exercise of stock options	14,325	2	81,369	—	—	81,371
Tax benefit from exercise of stock options	—	—	10,606	—	—	10,606
Issuance for Employee Stock Purchase and Executive Retirement Plans	1,145	1	38,302	—	—	38,303
Repurchase and retirement of common stock	(210)	—	(5,773)	—	—	(5,773)
Stock-based compensation expense	—	—	2,139	—	—	2,139
BALANCE AT SEPTEMBER 30, 2002	778,549	$79	$4,918,202	$604,624	$(130,949)	$5,391,956

* As adjusted (Note 13)
See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

QUALCOMM Incorporated (the Company or QUALCOMM), a Delaware corporation, develops, designs, manufactures and markets digital wireless telecommunications products and services based on its Code Division Multiple Access (CDMA) technology. The Company licenses its CDMA technology and receives license fees and ongoing royalty payments on the sale of equipment by domestic and international wireless telecommunications equipment suppliers.

The Company is also a leading developer and supplier of CDMA-based integrated circuits and system software for wireless voice and data communications and global positioning system products. These products provide customers with advanced wireless technology, enhanced component integration and interoperability, and reduced time to market. The Company provides integrated circuits and system software to many of the world's leading wireless handset and infrastructure manufacturers.

The Company provides satellite and terrestrial-based two-way data messaging and position reporting services for transportation companies, private fleets and heavy equipment fleets. The Company designs, manufactures and distributes products and provides services for its satellite-based and terrestrial-based mobile communications systems throughout parts of the world. Transportation companies, private fleets and heavy equipment fleets use the Company's products to communicate with drivers, monitor vehicle location, provide automated driver logs and fuel tax reporting and provide customer service. The Company also integrates the mobile data with operations software, such as dispatch, payroll and accounting, so end-users can manage their information and operations.

The Company provides the BREW (Binary Runtime Environment for Wireless) product and services to network operators, handset manufacturers and application developers with the systems and support for developing and delivering wireless applications and services. The BREW product and services include the BREW SDK (software development kit) for developers, the BREW applications platform (i.e. software programs) and interface tools for device manufacturers, and the BREW Distribution System that enables network operators to get applications from developers to market and coordinate the billing and payment process. The BREW platform is an application execution environment that provides an open, standard platform for wireless devices, which means that BREW can be made to interface with many software applications, including those developed by others outside of the Company.

PRINCIPLES OF CONSOLIDATION

The Company's consolidated financial statements include the assets, liabilities and operating results of majority-owned subsidiaries and other subsidiaries controlled by the Company. The ownership of the other interest holders of consolidated subsidiaries is reflected as minority interest. All significant intercompany accounts and transactions have been eliminated.

FINANCIAL STATEMENT PREPARATION

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the Company's financial statements and the accompanying notes. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation.

FISCAL YEAR

The Company operates and reports using a 52-53 week fiscal year ending on the last Sunday in September. As a result, the fiscal years ended September 30, 2002, 2001, and 2000 include 52 weeks, 53 weeks, and 52 weeks, respectively. For presentation purposes, the Company presents its fiscal years as ending on September 30.

REVENUE RECOGNITION

The Company derives revenue principally from royalties, from sales of integrated circuit products, from services and related hardware sales, from software development and related services, and from license fees for intellectual property. The timing of revenue recognition and the amount of revenue actually recognized in each case depends upon a variety of factors, including the specific terms of each arrangement and the nature of the Company's deliverables and obligations.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements" which the Company adopted in the fourth quarter of fiscal 2001 and applied retroactively to the first quarter of fiscal 2001. The Company recorded a $147 million loss, net of taxes of $98 million, as the cumulative effect of the accounting change as of the beginning of fiscal 2001 to reflect the deferral of revenue and expenses related to future periods. The Company recognized $66 million and $95 million during fiscal 2002 and 2001, respectively, in income before income taxes and accounting changes related to revenue and expense that was recognized in prior years. The Company continues to monitor developments in Emerging Issues Task Force discussions of Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" and Issue 02-G, "Recognition of Revenue from Licensing Arrangements on Intellectual Property," to determine what, if any, impact a final consensus may have on the Company's revenue recognition policy.

The unaudited pro forma effect of the adoption of SAB 101 on the Company's fiscal 2000 results of operations, assuming SAB 101 had been adopted in that year, is as follows (in thousands, except per share data):

(Unaudited)	2000*
Net income	$595,116
Basic earnings per common share	$ 0.83
Diluted earnings per common share	$ 0.75

* As adjusted (Note 13)

The Company licenses rights to use its intellectual property portfolio, which includes patent rights to use cdmaOne, CDMA2000, CDMA2000 1X, CDMA2000 1xEV-DO, TD-SCDMA and WCDMA technologies. Licensees typically pay a non-refundable license fee and on-going royalties on their sales of products incorporating the Company's intellectual property. License fees are generally recognized over the estimated period of future benefit to the average licensee, typically five to seven years. The Company generally recognizes royalty revenue as earned when reasonable estimates of such amounts can be made. Certain royalty revenues are accrued based on estimates prior to the reporting of such revenues by the licensees. Estimates of royalty revenues are based on analyses of historical royalty data by licensee, the relationship between the timing of the Company's sales of integrated circuits to its licensees and its licensees' sales of CDMA phones and infrastructure equipment, average sales price forecasts, and current market and economic trends. When the Company's licensees report royalties for which the Company accrued revenues based on estimates, the Company adjusts revenues for the period in which the reports are received.

Revenues from sales of the Company's CDMA-based integrated circuits are recognized at the time of shipment, or when title and risk of loss passes to the customer, if later. Revenues and expenses from sales of certain satellite and terrestrial-based two-way data messaging and position reporting hardware and related software products are recognized ratably over the shorter of the estimated useful life of the hardware product or the expected messaging service period, which is typically five years, as the messaging service is considered integral to the functionality of the hardware and software.

Revenues from providing services are recorded when earned. Revenues from long-term contracts are generally recognized using the percentage-of-completion method of accounting, based on costs incurred compared with total estimated costs. The percentage-of-completion method relies on estimates of total contract revenue and costs. Revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged or credited to income in the period in which the facts that give rise to the revision become known. If actual contract costs are greater than expected, reduction of contract profit would be required. Billings on uncompleted contracts in excess of incurred cost and accrued profits are classified as unearned revenue. Estimated contract losses are recognized when determined. If substantive uncertainty related to customer acceptance exists or the contract's duration is relatively short, the Company uses the completed-contract method.

Revenues from software license fees are recognized when all of the following criteria are met: the written agreement is executed; the software is delivered; the license fee is fixed and determinable; collectibility of the license fee is probable; and if applicable, when vendor-specific objective evidence exists to allocate the total license fee to elements of multiple-element arrangements, including post-contract customer support. When contracts contain multiple elements wherein vendor-specific objective evidence exists for all undelivered elements, the Company recognizes revenue for the delivered elements and defers revenue for the undelivered elements until the remaining obligations have been satisfied. If vendor-specific objective evidence does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until remaining obligations have been satisfied, or if the only undelivered element is post-contract customer support, revenue is recognized ratably over the support period. Significant judgments and estimates are made in connection with the recognition of software license revenue, including assessments of collectibility and the fair value of deliverable elements. The amount or timing of the Company's software license revenue may differ as a result of changes in these judgments or estimates.

Unearned revenue consists primarily of fees related to software products and other intellectual property for which delivery is not yet complete and to hardware products sales contracted with a continuing service obligation. Unearned revenue attributable to hardware product sales with a continuing service obligation is recognized ratably over the shorter of the estimated useful life of the hardware product or the expected service period, which is typically five years.

CONCENTRATIONS

A significant portion of the Company's revenues are concentrated with a limited number of customers as the worldwide market for wireless telephone systems and products is dominated by a small number of large corporations and government agencies. During fiscal 2002 and 2001, sales to two South Korean customers and one Japanese customer by the QCT, QTL and other nonreportable segments (Note 12) comprised 41% and 37% of consolidated revenues, respectively. During fiscal 2000, sales to one South Korean customer by the QCT and QTL segments comprised 11% of consolidated revenues. At September 30, 2002 and 2001, accounts receivable from two South Korean customers comprised 23% and 25% of net receivables, respectively.

Revenues from international customers were approximately 70%, 65% and 47% of total revenues in fiscal 2002, 2001 and 2000, respectively.

RESEARCH AND DEVELOPMENT

Costs incurred in research and development activities are expensed as incurred, except certain software development costs capitalized after technological feasibility of the software is established.

SHIPPING AND HANDLING COSTS

Costs incurred for shipping and handling are included in cost of revenues at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as revenue.

INCOME TAXES

The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Tax law and rate changes are reflected in income in the period such changes are enacted.

The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are comprised of money market funds, certificates of deposit, commercial paper and government agencies' securities. The carrying amounts approximate fair value due to the short maturities of these instruments.

MARKETABLE SECURITIES

Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation as of each balance sheet date. Held-to-maturity securities are carried at amortized cost, which approximates fair value. Available-for-sale securities are stated at fair value as determined by the most recently traded price of each security at the balance sheet date. The net unrealized gains or losses on available-for-sale securities are reported as a component of comprehensive income (loss), net of tax, unless the Company provides a valuation allowance against the tax benefit or liability resulting from the loss or gain. The specific identification method is used to compute the realized gains and losses on debt and equity securities.

The Company regularly monitors and evaluates the realizable value of its marketable securities. When assessing marketable securities for other-than-temporary declines in value, the Company considers such factors as, among other things, how significant the decline in value is as a percentage of the original cost, how long the market value of the investment has been less than its original cost, the performance of the investee's stock price in relation to the stock price of its competitors within the industry and the market in general, analyst recommendations, any news that has been released specific to the investee and the outlook for the overall industry in which the investee operates. The Company also reviews the financial statements of the investee to determine if the investee is experiencing financial difficulties and considers new products/services that the investee may have forthcoming that will improve its operating results. If events and circumstances indicate that a decline in the value of these assets has occurred and is other than temporary, the Company records a charge to investment (expense) income.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of the Company's customers to make required payments. The Company considers the following factors when determining if collection of a fee is reasonably assured: customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms. If the Company has no previous experience with the customer, the Company typically obtains reports from various credit organizations to ensure that the customer has a history of paying its creditors. The Company may also request financial information, including financial statements or other documents (e.g., bank statements) to ensure that the customer has the means of making payment. If these factors do not indicate collection is reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required.

The Company also maintains allowances for doubtful accounts for estimated losses resulting from the inability of entities it has financed to make required payments. The Company evaluates the adequacy of allowances for doubtful finance and note receivables based on analyses of the financed entities' credit-worthiness, current economic trends or market conditions, review of the entities' current and projected financial and operational information, and consideration of the fair value of collateral to be received, if applicable. From time to time, the Company may consider third party evaluations, valuation reports or advice from investment banks. If the financial condition of the financed entities were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required.

INVENTORIES

Inventories are valued at the lower of cost or market (replacement cost, not to exceed net realizable value) using the first-in, first-out method. Recoverability of inventory is assessed based on review of committed purchase orders from customers, as well as purchase commitment projections provided by customers, among other things.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost and depreciated or amortized using the straight-line method over their estimated useful lives. Buildings and building improvements are depreciated over thirty years and fifteen years, respectively. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining term of the related lease. Direct external and internal costs of developing software for internal use are capitalized subsequent to the preliminary stage of development. Other property, plant and equipment have useful lives ranging from two to eighteen years. Maintenance, repairs, and minor renewals and betterments are charged to expense as incurred.

Upon the retirement or disposition of property, plant and equipment, the related cost and accumulated depreciation or amortization are removed and the gain or loss is recorded.

OTHER INVESTMENTS

Investments in Other Entities

The Company makes strategic investments in companies that have developed or are developing innovative wireless data applications and wireless carriers that promote the worldwide deployment of CDMA systems. Investments in corporate entities with less than a 20% voting interest are generally accounted for under the cost method. The Company uses the equity method to account for investments in corporate entities in which it has a voting interest of 20% to 50% and other than minor to 50% ownership interests in partnerships and limited liability corporations, or in which it otherwise has the ability to exercise significant influence. Under the equity method, the investment is originally recorded at cost and adjusted to recognize the Company's share of net earnings or losses of the investee, limited to the extent of the Company's investment in and advances to the investee and financial guarantees on behalf of the investee that create additional basis.

The Company regularly monitors and evaluates the realizable value of its investments. When assessing an investment for an other-than-temporary decline in value, the Company considers such factors as, among other things, the share price from the investee's latest financing round, the performance of the investee in relation to its own operating targets and its business plan, the investee's revenue and cost trends, as well as liquidity and cash position, including its cash burn rate, market acceptance of the investee's products/services as well as any new products or services that may be forthcoming, any significant news that has been released specific to the investee or the investee's competitors and/or industry, and the outlook for the overall industry in which the investee operates. From time to time, the Company may consider third party evaluations, valuation reports or advice from investment banks. If events and circumstances indicate that a decline in the value of these assets has occurred and is other than temporary, the Company records a charge to investment (expense) income.

Derivatives

The Company adopted Statement of Financial Accounting Standards No. 133 (FAS 133), "Accounting for Derivative Instruments and Hedging Activities," as of the beginning of fiscal 2001. FAS 133 requires that certain derivative instruments be recorded at fair value. Derivative instruments held by the Company are comprised of warrants and other rights to purchase equity interests in certain other companies related to strategic investment and financing activities. The Company recorded a $129 million gain, net of taxes of $87 million, as the cumulative effect of the change in accounting principle as of the beginning of fiscal 2001. The cumulative effect of the accounting change related primarily to the recognition of the unrealized gain on a warrant to purchase 4,500,000 shares of Leap Wireless International, Inc. (Leap Wireless) common stock issued to the Company in connection with its spin-off of Leap Wireless in September 1998 (Leap Wireless Spin-off). At September 30, 2002 and 2001, the Company had the right to purchase 3,375,000 shares of Leap Wireless common stock under the warrant. The warrant's value was insignificant at September 30, 2002, as compared to the estimated fair value of $49 million at September 30, 2001, calculated using the Black-Scholes option-pricing model.

At September 30, 2002 and 2001, the Company's derivative balances were included in other investments and none of the Company's derivatives were designated as hedges.

- **Warrants.** The Company holds warrants to purchase equity interests in certain other companies related to its strategic investment activities. The Company's warrants are not held for trading purposes. The Company's warrants to purchase equity interests in certain publicly-traded and private companies are recorded at fair value. Changes in fair value are recorded in investment (expense) income, as a change in unrealized gain on derivative instruments because the warrants do not meet the requirements for hedge accounting.

  Warrants that do not have contractual net settlement provisions are recorded at cost. At September 30, 2002 and 2001, the Company's warrant balances were included in other investments.

- **Forward Contracts.** The Company enters into foreign currency forward contracts to hedge certain foreign currency transactions and probable anticipated foreign currency transactions. Unrealized gains and losses arising from foreign currency forward contracts are reported in investment (expense) income as a change in fair values of derivative instruments because the forward contracts are not designated as hedging instruments. Upon settlement of the foreign currency forward contracts, the unrealized gains and losses are reclassified to net realized gains (losses) on derivative instruments. The Company had no foreign currency forward contracts outstanding as of September 30, 2002; one such contract was outstanding as of September 30, 2001. The amount of the unrealized loss as of September 30, 2001 was not material.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is amortized on a straight-line basis over its useful life, *ranging from* three to four years. The Company will no longer record goodwill amortization starting in fiscal 2003 as a result of the adoption of Statement of Financial Accounting Standards Board No. 142 (Note 1). Other intangible assets are amortized on a straight-line basis over their useful lives, ranging from three to twenty years. Software development costs are capitalized when a product's technological feasibility has been established through the date a product is available for general release to customers.

VALUATION OF LONG-LIVED AND INTANGIBLE ASSETS

The Company assesses potential impairments to its long-lived and intangible assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the undiscounted cash flows expected to be generated by an asset (or group of assets) is less than its carrying amount. Any required impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value, and is recorded as a reduction in the carrying value of the related asset and a charge to operating results.

LITIGATION

The Company is currently involved in certain legal proceedings. The Company estimates the range of liability related to pending litigation where the amount and range of loss can be estimated. The Company records its best estimate of a loss when the loss is considered probable. Where a liability is probable and there is a range of estimated loss, the Company records the minimum estimated liability related to the claim. As additional information becomes available, the Company assesses the potential liability related to the Company's pending litigation and revises its estimates.

WARRANTY

Estimated future warranty obligations related to certain products are provided by charges to operations in the period in which the related revenue is recognized.

STOCK-BASED COMPENSATION

The Company measures compensation expense for its stock-based employee compensation using the intrinsic value method and provides pro forma disclosures of net income and net earnings per common share as if the fair value method had been applied in measuring compensation expense.

Equity instruments issued to non-employees for goods or services are accounted for at fair value and are marked to market until service is complete or a performance commitment date is reached.

FOREIGN CURRENCY

Foreign subsidiaries operating in a local currency environment use the local currency as the functional currency. Assets and liabilities are translated to United States dollars at *year-end exchange rates; revenues, expenses, gains and losses are* translated at rates of exchange that approximate the rates in effect at the transaction date. Resulting remeasurement gains or losses are recognized as a component of other comprehensive income. The functional currency of the Company's foreign investees that do not use local currencies is the United States dollar. Where the United States dollar is the functional currency, the monetary assets and liabilities are translated into United States dollars at the exchange rate in effect at the balance sheet date. Revenues, expenses, gains and losses associated with the monetary assets and liabilities are translated at the rates of exchange that approximate the rates in effect at the transaction date. Non-monetary assets and liabilities and related elements of expense, gains and losses are translated at historical rates. Resulting remeasurement gains or losses of these foreign investees are recognized in the statements of operations.

During fiscal 2002, net foreign currency transaction losses included in the Company's statements of operations were $11 million. During fiscal 2001 and 2000, net foreign currency transaction gains and losses included in the Company's statements of operations were not material.

COMPREHENSIVE INCOME

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, including foreign currency translation adjustments and unrealized gains and losses on marketable securities. The Company presents other comprehensive income (loss) in its consolidated statements of stockholders' equity.

The *reclassification adjustment for other-than-temporary losses on marketable* securities results from the recognition of unrealized losses in the statement of operations resulting from declines in the market prices of those securities deemed to be other than temporary. The reclassification adjustment for net realized losses (gains) results from the recognition of the net realized losses or gains in the statement of operations when the marketable securities are sold. The reclassification adjustment for losses included in the accounting change results from the recognition of unrealized losses attributable to derivative instruments as of the beginning of fiscal 2001 in the statement of operations as a result of the implementation of FAS 133. Unrealized losses on certain derivative instruments subject to FAS 133 were previously recorded as a component of other comprehensive income (loss).

Components of accumulated other comprehensive loss consisted of the following (in thousands):

	September 30,	
	2002	2001
Foreign currency translation	$ (79,762)	$ (64,537)
Unrealized loss on marketable securities, net of income taxes	(51,187)	(159,630)
	$(130,949)	$(224,167)

STOCK SPLITS

On November 2, 1999, the Company's Board of Directors declared a four-for-one stock split of the Company's common stock and an increase in the number of authorized shares of common stock to three billion shares. The stock was distributed on December 30, 1999 to stockholders of record on December 20, 1999. All references to per share amounts have been restated to reflect these stock splits.

NET EARNINGS PER COMMON SHARE

Basic earnings per common share are calculated by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per common share (diluted EPS) reflect the potential dilutive effect, calculated using the treasury stock method, of additional common shares that are issuable upon exercise of outstanding stock options and warrants and the potential dilutive effect for the period prior to conversion of shares issuable upon conversion of Trust Convertible Preferred Securities, determined on an if-converted basis, as follows (in thousands):

	Years Ended September 30,		
	2002	2001	2000
Options	38,442	—	64,802
Trust Convertible Preferred Securities	—	—	18,114
	38,442	—	82,916

The diluted share base for fiscal 2001 excluded the potential dilutive effect of 51,188,000 incremental shares related to outstanding stock options, calculated using the treasury stock method, due to their *anti-dilutive effect as a result* of the Company's loss before accounting change.

Options outstanding during the years ended September 30, 2002, 2001 and 2000 to purchase approximately 40,845,000, 14,427,000, and 2,625,000 shares of common stock, respectively, were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market prices of the common stock during the period and, therefore, the effect would be anti-dilutive. Net income in the computation of diluted EPS for fiscal 2000 was increased by $7 million, representing *the assumed savings of distributions, net of taxes,* on the Trust Convertible Preferred Securities (Note 7).

FUTURE ACCOUNTING REQUIREMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (FAS 141), "Business Combinations," and No. 142 (FAS 142), "Goodwill and Other Intangible Assets." FAS 141 supersedes Accounting Principles Board Opinion (APB) No. 16, "Business Combinations." The provisions of FAS 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) *require* that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. FAS 141 also requires that, upon adoption of FAS 142, the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, *based on certain criteria*. FAS 142 supersedes APB 17, "Intangible Assets," and is effective for fiscal years beginning after December 15, 2001. FAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of FAS 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangible assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) *require* that reporting units be identified for the purpose of assessing potential impairments of goodwill, and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

FAS 142 requires that goodwill be tested at least annually for impairment using a two-step process. The first step (Step 1) is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete this step. If Step 1 indicates potential impairment, the second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption). Any impairment loss resulting from the transitional impairment tests would be reflected as the cumulative effect of a change in accounting principle *in the first quarter* 2003.

The Company will adopt the provisions of FAS 142 in its first quarter of fiscal 2003. The Company has determined its reporting units and the amounts of goodwill, intangible assets, other assets and liabilities allocable to those reporting units and has completed its Step 1 analysis. Based on its Step 1 analysis, the adoption of FAS 142 does not have a material impact on the Company's financial position. The Company will no longer record goodwill amortization starting in fiscal 2003. The Company recorded $248 million, $244 million and $141 million in goodwill amortization expense during fiscal 2002, 2001 and 2000, respectively.

In August 2001, the FASB issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS 144 replaces FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The

FASB issued FAS 144 to establish a single accounting model, based on the framework established in FAS 121, as FAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, "Reporting The Results of Operations — Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary Unusual and Infrequently Occurring Events and Transactions." FAS 144 also resolves significant implementation issues related to FAS 121. Companies are required to adopt FAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company will adopt FAS 144 as of the beginning of fiscal 2003. The Company does not expect the adoption of FAS 144 to have a material impact on its operating results and financial position.

NOTE 2. MARKETABLE SECURITIES

Marketable securities were comprised as follows (in thousands):

	Current September 30,		Noncurrent September 30,	
	2002	2001	2002	2001
Held-to-maturity:				
Certificates of deposit	$ 75,008	$ 290	$ —	$ —
Commercial paper	—	—	6,200	6,200
Corporate medium-term notes	93,774	227,022	89,418	99,698
	168,782	227,312	95,618	105,898
Available-for-sale:				
Federal agencies	267,997	96,078	—	—
U.S. government securities	235,663	231,903	—	—
Corporate medium-term notes	295,670	216,512	—	—
Mortgage and asset-backed securities	289,537	115,095	—	—
Non-investment grade debt securities	—	—	259,196	76,681
Equity securities	130,266	7,677	24,956	114,754
	1,219,133	667,265	284,152	191,435
Trading:				
Corporate convertible bonds	—	—	1,860	—
	—	—	1,860	—
	$1,387,915	$894,577	$381,630	$297,333

As of September 30, 2002, the contractual maturities of debt securities were as follows (in thousands):

	Years to Maturity					
	Less than One Year	One to Five Years	Five to Ten Years	Greater than Ten Years	No Single Maturity Date	Total
Held-to-maturity	$167,211	$ 90,989	$ —	$ —	$ 6,200	$ 264,400
Available-for-sale	50,460	777,736	221,935	8,396	289,536	1,348,063
Trading	—	1,860	—	—	—	1,860
	$217,671	$870,585	$221,935	$8,396	$295,736	$1,614,323

Securities with no single maturity date include mortgage-backed securities and asset-backed securities.

Available-for-sale securities were comprised as follows at September 30 (in thousands):

	Cost	Unrealized Gains	Unrealized Losses	Fair Value
2002				
Equity securities	$ 210,769	$ 18,520	$ (74,067)	$ 155,222
Debt securities	1,343,703	21,535	(17,175)	$1,348,063
Total	$1,554,472	$ 40,055	$ (91,242)	$1,503,285
2001				
Equity securities	$ 227,537	$ 3,388	$(108,494)	$ 122,431
Debt securities	790,793	16,070	(70,594)	736,269
Total	$1,018,330	$ 19,458	$(179,088)	$ 858,700

The fair values of held-to-maturity debt securities at September 30, 2002 and 2001 approximate cost.

In fiscal 2000, the Company purchased approximately 11,500,000 shares of the common stock of NetZero, Inc. (NetZero), representing a 9.9% interest, for $144 million in cash. NetZero was a publicly-traded company that provided Internet access and services to consumers and on-line direct marketing services to advertisers. Effective September 26, 2001, NetZero and Juno Online Services, Inc. completed a merger and became United Online, Inc. (United Online). The Company received 2,300,000 shares of United Online for its 11,500,000 shares of NetZero, representing an approximate 5.7% interest in United Online. During fiscal 2001, the Company recorded an other-than-temporary impairment charge of $134 million in investment (expense) income related to this investment. The fair value of the United Online investment was $22 million at September 30, 2002.

In fiscal 2000, the Company purchased 308,000 units of Leap Wireless' senior discount notes with detachable warrants for $150 million. The notes mature in April 2010 and bear interest at 14.5% payable beginning in 2005. The warrants entitle each holder to purchase 2.503 common shares per each senior discount note unit held. The exercise price is $96.80 per common share. Upon the adoption of FAS 133, the Company bifurcated the warrants from the senior discount notes and accounted for the warrants separately. The Company calculated the fair value of the warrants as of the purchase date using the Black-Scholes option pricing model and used the fair value to determine the warrants' cost basis. The resulting adjustment between the cost basis and their fair value on the adoption date was recorded as an accounting change, net of tax, and subsequent changes in fair value of the warrants were recorded in investment (expense) income. In addition, the Company holds 489,000 shares of Leap Wireless' common stock at September 30, 2002 and a warrant to purchase common stock issued to the Company in connection with its spin-off of Leap Wireless (Note 1). During fiscal 2002, management determined that declines in the market values of the Company's investments in Leap Wireless were other than temporary when those values declined significantly as a result of unfavorable business developments. As a result, the Company recorded $162 million and $18 million in other-than-temporary losses on marketable securities for the notes and stock, respectively, during fiscal 2002. The Company also recorded $59 million and $213 million in losses related to changes in the fair values of Leap Wireless derivative investments for fiscal 2002 and 2001, respectively. The fair values of the senior discount notes and the common stock totaled $1 million, and the warrants had insignificant value at September 30, 2002.

In fiscal 2000, the Company purchased 2,565,000 common shares of Korea Telecom Freetel Co., Ltd. (KTF), representing a 1.9% interest, for $110 million and an $86 million zero coupon bond with warrants to purchase approximately 1,851,000 additional shares. The Company used the cost method to account for 1,924,000 of the common shares and approximately 1,388,000 shares under warrant through June 1, 2001, as those shares were restricted. Subsequent to that date, the Company used the fair value method to account for all of the common shares and the warrants, recording changes in fair value as a component of comprehensive loss, net of tax, and investment (expense) income, respectively. Upon the adoption of FAS 133, the Company had bifurcated the warrants from the zero coupon bond and accounted for the warrants separately. The Company calculated the fair value of the warrants as of the purchase date using the Black-Scholes option pricing model and used the fair value to determine the warrants' cost basis. Since only the warrants with unrestricted underlying shares met the definition of a derivative instrument at the time of adoption, the resulting adjustment between those warrants' cost basis and their fair value on the adoption date was recorded as an accounting change, net of tax, and subsequent changes in fair value of the warrants were recorded in investment (expense) income. During the first quarter of fiscal 2002, KTF met certain obligations related to the commercial deployment of 1xEV-DO technology, and the Company was required to exercise the warrants. The exercise price of the warrants was paid by tendering the bond as payment in full. As a result of the exercise, the Company holds 4,416,000 common shares of KTF as of September 30, 2002. The fair value of the common shares was $110 million at September 30, 2002.

NOTE 3. COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

ACCOUNTS RECEIVABLE

	September 30,	
(In thousands)	2002	2001
Trade, net of allowance for doubtful accounts of $21,647 and $15,756, respectively	$521,371	$493,930
Long-term contracts:		
Billed	4,576	11,917
Unbilled	985	3,846
Other	10,018	7,864
	$536,950	$517,557

At September 30, 2002, trade accounts receivable and the allowance for doubtful accounts included $39 million and $11 million, respectively, related to the consolidation of Vésper Holding Ltd. (Vésper Holding) (Note 13). Unbilled receivables represent costs and profits recorded in excess of amounts billable pursuant to contract provisions and are expected to be realized within one year.

FINANCE RECEIVABLES

Finance receivables result from arrangements in which the Company has agreed to provide its customers or certain CDMA customers of Telefonaktiebolaget LM Ericsson (Ericsson) with long-term interest bearing debt financing for the purchase of equipment and/or services. Finance receivables were comprised as follows:

	September 30,	
(In thousands)	2002	2001*
Finance receivables	$881,859	$1,388,684
Allowance for doubtful receivables	(50,529)	(703,948)
	831,330	684,736
Current maturities, net	388,396	10,345
Noncurrent finance receivables, net	$442,934	$ 674,391

* As adjusted (Note 13)

During fiscal 2002, the Company wrote off $622 million in finance receivables from Globalstar L.P. (Note 4) against the allowance for doubtful receivables previously established. At September 30, 2002 and 2001, the fair value of finance receivables approximated $826 million and $685 million, respectively. The fair value of finance receivables is estimated by discounting the future cash flows using current interest rates at which similar financing would be provided to similar customers for the same remaining maturities.

Maturities of finance receivables at September 30, 2002 were as follows (in thousands):

Fiscal Year Ending September 30,	Amount
2003	$391,653
2004	2,138
2005	1,413
2006	84,796
2007	112,935
Thereafter	288,924
	$881,859

Maturities after 2007 include finance receivables which have been fully reserved or which the Company has not or does not expect to receive payments in accordance with the scheduled maturities.

At September 30, 2002, commitments to extend long-term financing by the Company to certain CDMA customers of Ericsson totaled approximately $473 million. The commitment to fund $346 million of this amount expires on November 6, 2003. The funding of the remaining $127 million, if it occurs, is not subject to a fixed expiration date, however, on November 12, 2002, $9 million of this commitment was cancelled (Note 15). The financing commitments are subject to the CDMA customers meeting conditions prescribed in the financing arrangements and, in certain cases, to Ericsson also financing a portion of such sales and services. This financing is generally collateralized by the related equipment. Commitments represent the maximum amounts to be financed under these arrangements; actual financing may be in lesser amounts.

INVENTORIES

	September 30,	
(In thousands)	2002	2001
Raw materials	$19,583	$18,251
Work-in-process	4,315	3,346
Finished goods	64,196	74,266
	$88,094	$95,863

PROPERTY, PLANT AND EQUIPMENT

	September 30,	
(In thousands)	2002	2001
Land	$ 41,668	$ 38,093
Buildings and improvements	294,186	280,851
Computer equipment	348,208	283,293
Machinery and equipment	442,098	176,300
Furniture and office equipment	29,841	16,393
Leasehold improvements	53,769	44,990
	1,209,770	839,920
Less accumulated depreciation and amortization	(523,487)	(408,524)
	$ 686,283	$ 431,396

Property, plant and equipment increased during fiscal 2002 primarily as a result of the acquisition of Vésper Holding (Note 13). Depreciation and amortization expense related to property, plant, and equipment for fiscal 2002, 2001, and 2000 was $133 million, $91 million and $109 million, respectively. At September 30, 2002 and 2001, buildings and improvements and leasehold improvements with a net book value of $86 million and $91 million, respectively, including accumulated depreciation and amortization of $43 million and $37 million, respectively, were leased or held for lease to third parties. Future minimum rentals, including the Kyocera rentals (Note 14), in each of the next three years from fiscal 2003 to 2005 are $21 million, $17 million and $4 million.

INTANGIBLE ASSETS

At September 30, 2002 and 2001, goodwill was presented net of $634 million and $389 million in accumulated amortization, respectively. Goodwill amortization will cease beginning in fiscal 2003 (Note 1).

At September 30, 2002 and 2001, intangible assets totaled $179 million and $121 million, respectively, net of $43 million and $21 million in accumulated amortization, respectively. During fiscal 2002, the Company acquired intangible assets, including wireless licenses, as a result of its acquisitions (Note 13); at September 30, 2002, these intangible assets totaled $62 million. During fiscal 2001, the Company acquired licenses in the Australian 3G wireless spectrum auctions for $84 million. The Company will begin amortizing the licenses in Australia, over their expected useful lives of 15 years when they become effective in October 2002.

Capitalized software development costs were $24 million and $16 million, at September 30, 2002 and 2001, respectively. Accumulated amortization was $14 and $6 million at September 30, 2002 and 2001, respectively. Amortization expense related to capitalized software for fiscal 2002, 2001 and 2000 was $10 million, $1 million and $1 million, respectively.

NOTE 4. INVESTMENTS IN OTHER ENTITIES

VELOCOM, INC.

On November 29, 2001, the Company forgave $119 million under its debt facility with VeloCom, Inc. (VeloCom), an investor in Vésper Holding (Note 13) and converted its remaining $56 million convertible promissory note into equity securities of VeloCom (the VeloCom exchange) in conjunction with its acquisition of Vésper Holding. The VeloCom exchange increased the Company's equity interest in VeloCom to 49.9%. The Company uses the equity method to account for its investment in VeloCom. At September 30, 2002, the Company's investment in VeloCom was $33 million, net of the Company's equity in VeloCom's losses.

VeloCom's summarized financial information, derived from its unaudited financial statements, is as follows (in thousands):

	September 30, 2002
Balance sheet:	
Current assets	$ 3,922
Noncurrent assets	8,068
Total assets	$ 11,990
Current liabilities	$ 105
Total liabilities	$ 105
Redeemable preferred stock	$380,032
Income statement:	
Net loss	$ (48,634)

INQUAM LIMITED

In October 2000, the Company agreed to invest $200 million in the convertible preferred shares of Inquam Limited (Inquam) for an approximate 42% ownership interest in Inquam. Inquam was formed to acquire, own, develop and manage wireless communications systems, either directly or indirectly, with the primary intent of deploying CDMA-based technology. In addition, the Company advanced $10 million under a promissory note, bearing interest at 10% that matured on January 31, 2002. In April 2002, Inquam used a portion of the equity funding commitment from the Company to repay the promissory note. The Company uses the equity method to account for its investment in Inquam. At September 30, 2002, the Company's investment in Inquam was $114 million, net of equity in losses, and $27 million of the equity funding commitment was outstanding. Inquam's management expects to meet certain operational milestones necessary for expansion of Inquam's CDMA operations during 2003. In addition, Inquam's management expects to raise additional funds over the next 12 months required for Inquam to realize the full value of its current operations. Remaining funding commitments from the Company and another investor are expected to be exhausted by March 2003. Total additional funding required by Inquam for calendar 2003 is estimated to be between $175 million and $195 million. If new investors cannot be found or should existing investors decide not to provide additional funding, or if Inquam does not promptly meet certain operational milestones necessary for expansion, Inquam's growth potential and the value of the Company's investment in Inquam may be negatively affected.

Inquam's summarized financial information, derived from its unaudited financial statements, is as follows (in thousands):

	September 30,	
	2002	2001
Balance sheet:		
Current assets	$ 60,083	$ 15,649
Noncurrent assets	265,631	94,909
Total assets	$ 325,714	$110,558
Current liabilities	$ 98,496	$ 7,085
Noncurrent liabilities	36,812	36,953
Total liabilities	$ 135,308	$ 44,038
Income statement:		
Net revenues	$ 17,648	$ 6,162
Gross profit	(9,344)	1,056
Net loss	$(104,366)	$ (28,676)

RELIANCE INFOCOMM LIMITED

In December 2001, the Company agreed to invest up to $200 million in exchange for up to 4% of the common shares of Reliance Infocomm Limited (RIL), formerly Reliance Communications Limited, a wireless carrier in India. RIL intends to construct and operate a CDMA commercial network deploying CDMA2000 1X technology to provide basic telephone services, Wireless Local Loop (WLL) with limited mobility, national long distance and international long distance services in India. The Company's obligation to make this investment became subject to termination during fiscal 2002 because RIL failed to meet certain milestones. However, the Company may purchase the shares upon RIL's completion of certain closing conditions. If the Company completes the investment, funding is likely to occur through September 2003. At September 30, 2002, the Company had not purchased any shares related to this agreement.

GLOBALSTAR L.P.

Under now-terminated contracts with Globalstar L.P. (Globalstar), the Company designed, developed and manufactured subscriber products and ground communications systems utilizing CDMA technology and provided contract development services. Globalstar was formed to design, construct, and operate a worldwide, low-Earth-orbit satellite-based telecommunications system (the Globalstar System).

Through partnership interests held in certain intermediate limited partnerships and other indirect interests, the Company owns an approximate 6.3% interest in Globalstar. The Company uses the equity method to account for its investment in Globalstar.

On June 30, 2000, Globalstar defaulted on a $250 million bank facility that the Company partially guaranteed in 1996. As a result of this default, the Company's guaranty was called, and the Company paid $22 million to the subject banks in full satisfaction of this guaranty plus interest. Pursuant to an agreement entered into in 1996, with respect to the original provision of this guaranty, the Company accepted a subordinated promissory note issued by Globalstar with a principal amount equal to the amount the Company paid under its guaranty. The promissory note bears interest at LIBOR plus 3%, and principal and interest are due and payable in full on June 30, 2003.

Starting in the first quarter of fiscal 2001, the Company decided to not recognize revenue on business with Globalstar related entities until cash is received. Revenues resulting from agreements with Globalstar and its consolidated subsidiaries for fiscal 2002, 2001 and 2000 were $4 million, $35 million and $219 million, respectively.

On January 16, 2001, Globalstar announced that, in order to have sufficient funds available for the continued progress of its marketing and service activities, it had suspended indefinitely principal and interest payments on all of its debt, including its vendor financing obligations. As a result, Globalstar did not make an approximately $22 million payment for principal and interest due to QUALCOMM on January 15, 2001. Globalstar also announced its intent to restructure its debt. As a result, the Company recorded total net charges of $49 million in cost of revenues, $519 million in asset impairment and related charges, $10 million in investment expense and $58 million in other non-operating charges during fiscal 2001 related primarily to the impairment of certain assets. Globalstar filed for Chapter 11 bankruptcy protection during fiscal 2002. During fiscal 2002, the Company recorded net credits of $4 million in cost of revenues related to recoveries on assets impaired in fiscal 2001. The Company does not anticipate receiving any of the contractual amounts due from Globalstar. The Company did not recognize any interest income during fiscal 2002 or 2001 and does not anticipate recognition of any interest income in the future.

QUALCOMM PERSONAL ELECTRONICS

In fiscal 1994, a subsidiary of the Company and a subsidiary of Sony Electronics Inc. (Sony Electronics) entered into a general partnership, QUALCOMM Personal Electronics (QPE), to manufacture CDMA consumer equipment for wireless applications. The Company owns 51% of QPE and consolidates QPE in its financial statements. In February 2000, the Company sold its terrestrial-based CDMA wireless consumer phone business (Note 14). As a result, QPE has no on-going operations.

During fiscal 2001, QPE distributed certain assets to its owners based on their pro-rata ownership interests. Sony Electronics' 49% share of the distribution reimbursed the Company for cash advanced to and the forgiveness of receivables from Sony Electronics in February 2000 related to the sale of the Company's terrestrial-based CDMA wireless consumer phone business (Note 14). The distribution by QPE reduced the minority interest liability to Sony Electronics and a related receivable included in other current assets by $40 million. During fiscal 2000, QPE sales to Sony Electronics and purchases of inventory and capital equipment from Sony Electronics and other Sony affiliates were not material. At September 30, 2002 and 2001, there were no outstanding accounts receivable from Sony Electronics.

OTHER

Other strategic investments as of September 30, 2002 and 2001, amounted to $130 million and $184 million, respectively, including $73 million and $80 million, respectively, accounted for using the cost method. The fair values of cost method investments approximate their recorded values. At September 30, 2002, effective ownership interests in the investees ranged from 1% to 50%.

Summarized financial information regarding our principal equity investments, excluding both Vésper and Wireless Knowledge (Note 13), derived from their unaudited financial statements, follows. These investments are noncontrolling interests in venture capital funds. Information is presented in the aggregate, and net (loss) income is generally presented from the acquisition date (in thousands):

	September 30, 2002	September 30, 2001
Current assets	$ 59,625	$ 43,254
Noncurrent assets	65,742	69,832
Total assets	$125,367	$113,086
Current liabilities	$ 257	$ 87
Total liabilities	$ 257	$ 87

	September 30, 2002	September 30, 2001	September 30, 2000
Net (loss) income	$(15,259)	$ 14,555	$ (5,828)

Funding commitments related to these investments total $30 million at September 30, 2002, which the Company expects to fund through fiscal 2009. Such commitments are subject to the investees meeting certain conditions; actual equity funding may be in lesser amounts. An investee's failure to successfully develop and provide competitive products and services due to lack of financing, market demand or unfavorable economic environment could adversely affect the value of the Company's investment in the investee. There can be no assurance that the investees will be successful in their efforts.

NOTE 5. DEBT AND LEASE OBLIGATIONS

The Company consolidates all assets and liabilities of Vésper Holding (Note 13), including bank loans and capital lease obligations. The balances of these loans and obligations at September 30, 2002 were $66 million and $42 million, respectively. At September 30, 2002, the fair values of these loans and obligations approximated $42 million and $36 million, respectively. The bank loans, which are denominated in Brazilian real, bear interest at the Certificate of Deposit Inter Bank (CDI) rate (the LIBOR rate equivalent in Brazil) plus 1.5% (approximately 19% at September 30, 2002). The lease obligations bear interest at rates ranging from 11.25% to 14.5%. The aggregate amounts of debt maturities and minimum capital lease payments in each of the next four years from fiscal 2003 through 2006 are $14 million, $22 million, $22 million, and $50 million, respectively. These debt facilities are collateralized by certain assets of Vésper Holding. The current and long-term portions of these debt facilities are included in other current liabilities and other liabilities, respectively.

Cash amounts paid for interest were $22 million, $11 million and $5 million in fiscal 2002, 2001 and 2000, respectively. Cash paid for interest in fiscal 2002 is primarily related to the Vésper Holding bank loans and capital leases. Cash paid for interest in fiscal 2001 included $8 million related to an arbitration decision against the Company.

NOTE 6. INVESTMENT (EXPENSE) INCOME

Investment (expense) income for the years ended September 30 was comprised as follows (in thousands):

	2002	2001*	2000*
Interest income	$ 134,937	$ 243,298	$245,440
Net realized gains on marketable securities	11,956	63,420	270,132
Net realized (losses) gains on other investments	(9,480)	6,267	—
Net realized (losses) gains on derivative instruments	(466)	459	—
Other-than-temporary losses on marketable securities	(205,811)	(147,649)	—
Other-than-temporary losses on other investments	(24,680)	(50,749)	—
Change in fair values of derivative instruments	(58,408)	(243,308)	—
Minority interest in loss (income) of consolidated subsidiaries	52,498	(3,769)	(6,264)
Equity in losses of investees	(86,958)	(185,060)	(63,182)
	$(186,412)	$(317,091)	$446,126

* As adjusted (Note 13)

NOTE 7. TRUST CONVERTIBLE PREFERRED SECURITIES OF SUBSIDIARY

In February 1997, QUALCOMM Financial Trust I (the Trust), the Company's wholly-owned subsidiary trust created under the laws of the State of Delaware, completed a private placement of $660 million of 5 ¾% Trust Convertible Preferred Securities. The sole assets of the Trust were QUALCOMM Incorporated 5 ¾% Convertible Subordinated Debentures due February 24, 2012. Distributions on the Trust Convertible Preferred Securities were payable quarterly by the Trust. As a result of the Leap Wireless Spin-off in September 1998, and pursuant to a resolution of the Board of Directors of QUALCOMM, each QUALCOMM Trust Convertible Preferred Security was convertible, subject and pursuant to the terms of the Convertible Subordinated Debentures, into both QUALCOMM common stock and Leap Wireless common stock at the rate of 5.5056 and 0.17205 shares, respectively, for each QUALCOMM Trust Convertible Preferred Security. The Trust Convertible Preferred Securities were subject to mandatory redemption on February 24, 2012, at a redemption price of $50 per preferred security. The Company had the right to convert the Trust Convertible Preferred Securities, in whole or in part, on or after March 4, 2000. The Company was required to pay a premium over the initial conversion price if securities were converted prior to March 4, 2002. During fiscal 2000, all remaining Trust Convertible Preferred Securities were converted into approximately 72,623,000 shares of common stock.

NOTE 8. INCOME TAXES

The components of income tax provision for the years ended September 30 were as follows (in thousands):

	2002	2001	2000
Current provision:			
Federal	$ 5,377	$ 274,316	$289,135
State	7,989	69,640	54,423
Foreign	85,903	77,276	62,385
	99,269	421,232	405,943
Deferred (benefit) provision:			
Federal	(22)	(279,730)	97,522
State	2,201	(37,001)	23,129
	2,179	(316,731)	120,651
	$101,448	$ 104,501	$526,594

The following is a reconciliation from the expected statutory federal income tax provision to the Company's actual income tax provision for the years ended September 30 (in thousands):

	2002	2001*	2000*
Expected income tax provision at federal statutory tax rate	$ 161,394	$(159,474)	$402,059
State income tax (benefit) provision, net of federal benefit	23,978	(23,693)	59,734
Goodwill amortization and purchased in-process technology	96,642	95,728	79,811
Other permanent differences	7,649	6,567	8,382
Foreign differential	19,910	11,904	16,125
Valuation allowance	(179,324)	192,551	12,016
Tax credits	(25,788)	(28,549)	(43,035)
Alternative Minimum Tax	—	4,165	—
Other	(3,013)	5,302	(8,498)
Actual income tax provision	$ 101,448	$ 104,501	$526,594

* As adjusted (Note 13)

The Company did not provide for United States income taxes and foreign withholding taxes on a cumulative total of approximately $455 million of undistributed earnings for certain non-United States subsidiaries. The Company considers the operating earnings of non-United States subsidiaries to be indefinitely invested outside the United States. Should the Company have to repatriate foreign earnings, the Company would have to adjust the income tax provision in the period in which the facts that give rise to the revision become known.

At September 30, 2002 and 2001, the Company had net deferred tax assets as follows (in thousands):

	2002	2001*
Accrued liabilities	$ 280,706	$ 451,912
Deferred revenue	170,608	186,094
Unrealized loss on marketable securities	35,600	71,988
Unused net operating losses	458,742	184,725
Tax credits	431,413	324,793
Unrealized loss on investments	247,930	109,070
Total gross assets	1,624,999	1,328,582
Valuation allowance	(1,523,044)	(1,227,457)
Total net deferred assets	101,955	101,125
Purchased intangible assets	(4,022)	(7,319)
Deferred contract costs	(42,173)	(42,524)
Unrealized gain on marketable securities	(15,022)	(7,817)
Other basis differences	(33,889)	(36,434)
Total deferred liabilities	$ (95,106)	$ (94,094)

* As adjusted (Note 13)

The Company has provided a valuation allowance on substantially all of its net deferred tax assets because of uncertainty regarding their realizability due to the expectation that deductions from future employee stock option exercises and related deductions will exceed future taxable income. If and when recognized, the tax benefit of these deferred assets will be accounted for primarily as a credit to stockholders' equity rather than as a reduction of the income tax provision.

At September 30, 2002, the Company had unused net operating losses, manufacturing, research, foreign tax and alternative minimum tax credits expiring from 2003 through 2022. The unused net operating tax losses were generated by the exercise of non-qualified employee stock options.

Cash amounts paid for income taxes were $89 million, $75 million and $44 million for fiscal 2002, 2001 and 2000, respectively.

NOTE 9. CAPITAL STOCK

PREFERRED STOCK

The Company has 8,000,000 shares of preferred stock authorized for issuance in one or more series, at a par value of $0.0001 per share. In conjunction with the distribution of Preferred Share Purchase Rights, the Company's Board of Directors designated 1,500,000 shares of preferred stock as Series A Junior Participating Preferred Stock and reserved such shares for issuance upon exercise of the Preferred Share Purchase Rights. At September 30, 2002 and 2001, no shares of preferred stock were outstanding.

PREFERRED SHARE PURCHASE RIGHTS PLAN

During fiscal 1996, the Board of Directors implemented a Preferred Share Purchase Rights Plan (Rights Plan) to protect stockholders' rights in the event of a proposed takeover of the Company. Under the Rights Plan, the Company declared a dividend of one preferred share purchase right (a Right) for each share of the Company's common stock outstanding. Pursuant to the Rights Plan, each Right entitles the registered holder to purchase from the Company a one one-hundredth share of Series A Junior Participating Preferred Stock, $0.0001 par value per share, at a purchase price of $250. In November 1999, the Rights Plan was amended to provide that the purchase price be set at $400. The Rights are exercisable only if a person or group (an Acquiring Person) acquires beneficial ownership of 15% or more of the Company's outstanding shares of common stock. Upon exercise, holders, other than an Acquiring Person, will have the right, subject to termination, to receive the Company's common stock or other securities, cash or other assets having a market value, as defined, equal to twice such purchase price. The Rights, which expire on September 25, 2005, are redeemable in whole, but not in part, at the Company's option at any time for a price of $0.005 per Right.

NOTE 10. EMPLOYEE BENEFIT PLANS

EMPLOYEE SAVINGS AND RETIREMENT PLAN

The Company has a 401(k) plan that allows eligible employees to contribute up to 50% of their eligible compensation, subject to annual limits. The Company matches a portion of the employee contributions and may, at its discretion, make additional contributions based upon earnings. The Company's contribution expense for fiscal 2002, 2001 and 2000 was $20 million, $19 million and $17 million, respectively.

STOCK OPTION PLANS

The Board of Directors may grant options to selected employees, directors and consultants to the Company to purchase shares of the Company's common stock at a price not less than the fair market value of the stock at the date of grant. The 2001 Stock Option Plan (the 2001 Plan) was adopted and replaced the 1991 Stock Option Plan (the 1991 Plan), which expired in August 2001. Options granted under the 1991 Plan remain outstanding until exercised or cancelled. The shares reserved under the 2001 Plan are equal to the number of shares available for future grant under the 1991 Plan on the date the 2001 Plan was approved by the Company's stockholders. At that date, 50,541,570 shares were available for future grants under the 2001 Plan. This share amount is automatically increased by the amount equal to the number of shares subject to any outstanding option under the 1991 Plan that expires or is terminated or cancelled following the date that the 2001 Plan was approved by stockholders. The Board of Directors of the Company may terminate the 2001 Plan at any time. The 2001 Plan provides for the grant of both incentive stock options and non-qualified stock options. Generally, options outstanding vest over periods not exceeding six years and are exercisable for up to ten years from the grant date. At September 30, 2002, options for 65,799,000 shares under both plans were exercisable at prices ranging from $2.19 to $172.38 for an aggregate exercise price of $1,212 million.

The Company has adopted the 2001 Non-Employee Directors' Stock Option Plan (the 2001 Directors' Plan), which replaces the 1998 Non-Employee Directors' Stock Option Plan (the 1998 Directors' Plan). Options granted under the 1998 Directors' Plan remain outstanding until exercised or cancelled. The shares reserved under the 2001 Directors' Plan are equal to the number of shares available for future grant under the 1998 Directors' Plan on the date the 2001 Directors' Plan was approved by the Company's stockholders. At that date, 2,050,000 shares were available for future grants under the 2001 Directors' Plan. This share amount is automatically increased by the amount equal to the number of shares subject to any outstanding option under the 1998 Directors' Plan that expires or is terminated or cancelled following the date that the 2001 Directors' Plan was approved by stockholders. The Board of Directors of the Company may terminate the 2001 Directors' Plan at any time. This plan provides for non-qualified stock options to be granted to non-employee directors at fair market value, vesting over periods not exceeding five years and are exercisable for up to ten years from the grant date. At September 30, 2002, options for 2,832,000 shares under both plans were exercisable at prices ranging from $2.78 to $133.00 per share for an aggregate exercise price of $24 million.

In March 2000, the Company assumed 1,560,000 outstanding stock options under the SnapTrack, Inc. 1995 Stock Option Plan (the SnapTrack Plan), as amended with respect to the acquisition. The SnapTrack Plan expired on the date of acquisition, and no additional shares may be granted under that plan. The SnapTrack Plan provided for the grant of both incentive stock options and non-qualified stock options. Generally, options outstanding vest over periods not exceeding four years and are exercisable for up to ten years from the grant date. At September 30, 2002, options for 307,000 shares were exercisable at prices ranging from $0.13 to $5.26 for an aggregate exercise price of $0.5 million.

A summary of stock option transactions for the plans follows (number of shares in thousands):

		Options Outstanding		
			Exercise Price Per Share	
	Options Shares Available for Grant	Number of Shares	Range	Weighted Average
Balance at September 30, 1999	66,196	125,206	$ 1.09 to $48.10	$ 6.56
Additional shares reserved[a]	1,560	—	—	—
Options assumed[a]	(1,560)	1,560	0.02 to 5.30	1.32
Options granted	(9,523)	9,523	46.93 to 172.38	84.30
Options cancelled	4,306	(4,306)	2.06 to 140.00	13.94
Options exercised	—	(22,015)	0.02 to 112.50	4.96
Balance at September 30, 2000	60,979	109,968	$0.02 to $172.38	$13.25
Additional shares reserved[a]	6	—	—	—
Options assumed[a]	(6)	6	0.02 to 5.30	1.32
Plan shares expired[b]	(58)	—	—	—
Options granted	(15,589)	15,589	45.54 to 100.50	71.17
Options cancelled	2,557	(2,557)	1.02 to 140.00	27.83
Options exercised	—	(14,831)	0.13 to 83.50	6.28
Balance at September 30, 2001	47,889	108,175	$0.02 to $172.38	$22.20
Plan shares expired[b]	(31)	—	—	—
Options granted	(26,525)	26,525	25.61 to 60.04	48.70
Options cancelled	3,101	(3,101)	1.02 to 141.62	50.80
Options exercised	—	(14,325)	0.02 to 51.82	5.68
Balance at September 30, 2002	24,434	117,274	$0.13 to $172.38	$29.45

(a) Represents activity related to options that were assumed as a result of the acquisition of SnapTrack in March 2000.

(b) Represents shares available for future grant cancelled pursuant to the SnapTrack escrow agreement.

Information about fixed stock options outstanding at September 30, 2002 follows (number of shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.13 to $3.62	9,868	1.93	$ 3.08	9,754	$ 3.09
$3.64 to $6.39	24,243	4.01	5.31	22,952	5.28
$6.40 to $8.02	28,384	5.49	7.19	20,494	7.19
$8.09 to $32.40	12,530	8.20	25.47	3,318	17.35
$32.50 to $58.42	23,617	8.84	53.56	4,982	52.39
$58.81 to $83.50	12,209	7.91	71.88	4,793	73.75
$86.00 to $172.38	6,423	7.89	97.97	2,645	100.34
	117,274	6.23	$29.45	68,938	$17.93

There were 60,748 options exercisable with a weighted average exercise price of $11.52 at September 30, 2001. There were 48,850 options exercisable with a weighted average exercise price of $7.13 at September 30, 2000.

Information about stock options outstanding at September 30, 2002 with exercise prices less than or above $28.61, the closing price at September 30, 2002, follows (number of shares in thousands):

	Exercisable		Unexercisable		Total	
Stock Options	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Less than $28.61	56,440	$ 6.27	11,791	$ 9.24	68,231	$ 6.78
Above $28.61	12,498	70.59	36,545	57.70	49,043	60.99
Total outstanding	68,938	$17.93	48,336	$45.88	117,274	$29.45

EMPLOYEE STOCK PURCHASE PLANS

The Company has employee stock purchase plans for all eligible employees to purchase shares of common stock at 85% of the lower of the fair market value on the first or the last day of each six-month offering period. Employees may authorize the Company to withhold up to 15% of their compensation during any offering period, subject to certain limitations. The 2001 Employee Stock Purchase Plan (the 2001

Purchase Plan) was adopted and replaces the 1991 Employee Stock Purchase Plan, which expired in August 2001. The 2001 Purchase Plan authorizes up to 12,155,000 shares to be granted until the Board of Directors of the Company terminates the 2001 Purchase Plan. The 1996 Non-Qualified Employee Stock Purchase Plan authorizes up to 200,000 shares to be granted at anytime. During fiscal 2002, 2001 and 2000, shares totaling 1,150,000, 758,000 and 749,000 were issued under the plans at an average price of $31.45, $50.16 and $37.75 per share, respectively. At September 30, 2002, 11,090,000 shares were reserved for future issuance.

EXECUTIVE RETIREMENT PLANS

The Company has voluntary retirement plans that allow eligible executives to defer up to 100% of their income on a pre-tax basis. On a quarterly basis, the Company matches up to 10% of the participants' deferral in Company common stock based on the then-current market price, to be distributed to the participant upon eligible retirement. The income deferred and the Company match held in trust are unsecured and subject to the claims of general creditors of the Company. Company contributions begin vesting based on certain minimum participation or service requirements, and are fully vested at age 65. Participants who terminate employment forfeit their unvested shares. All shares forfeited are used to reduce the Company's future matching contributions. The plans authorize up to 800,000 shares to be allocated to participants at anytime. During fiscal 2002, 2001 and 2000, 44,000, 33,000, and no shares were issued under the plans respectively. The Company's matching contribution net of amounts forfeited during fiscal 2002, 2001 and 2000 amounted to $2 million, $3 million and $2 million, respectively. At September 30, 2002, 264,000 shares, including 85,000 issued and unallocated forfeited shares, were reserved for future allocation.

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company records compensation expense for employee stock options based upon their intrinsic value on the date of grant pursuant to Accounting Principles Board Opinion 25 (APB 25), "Accounting for Stock Issued to Employees." Because the Company establishes the exercise price based on the fair market value of the Company's stock at the date of grant, the options have no intrinsic value upon grant, and therefore no expense is recorded. Each quarter, the Company reports the potential dilutive impact of stock options in its diluted earnings per share using the treasury-stock method. Out-of-the-money stock options (i.e., the average stock price during the period is below the strike price of the option) are not included in diluted earnings per share.

As required under Financial Accounting Standards Board Statement 123 (FAS 123), "Accounting for Stock-Based Compensation," the pro forma effects of stock-based compensation on net income and net earnings per common share have been estimated at the date of grant using the Black-Scholes option-pricing model based on the following assumptions:

	QUALCOMM Stock Option Plans			Employee Stock Purchase Plans		
	2002	2001	2000	2002	2001	2000
Risk-free interest rate	4.4%	5.0%	6.3%	2.3%	4.4%	5.7%
Volatility	58.0%	63.0%	57.0%	69.0%	78.0%	72.0%
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Expected life (years)	6.0	6.0	5.5	0.5	0.5	0.5

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no restrictions and are fully transferable and negotiable in a free trading market. Black-Scholes does not consider the employment, transfer or vesting restrictions that are inherent in the Company's employee options. FAS 123 requires the use of an option valuation model using highly subjective assumptions based on long-term predictions, including the expected stock price volatility and average life of each option grant. Because the Company's employee options have characteristics significantly different from those of freely traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the existing models, including Black-Scholes, are not reliable single measures and may misstate the fair value of the Company's employee options. Notwithstanding the foregoing, the Black-Scholes weighted average estimated fair values of stock options granted during fiscal 2002, 2001 and 2000 were $28.20, $44.25 and $48.62 per share, respectively. The weighted average estimated fair values of shares granted under the Employee Stock Purchase Plans during fiscal 2002, 2001 and 2000 were $14.57, $24.20 and $31.95, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is assumed to be amortized to expense over the options' vesting periods. The pro forma effects of recognizing compensation expense under the fair value method on net income and net earnings per common share for the years ended September 30 were as follows (in thousands, except for net earnings per share):

	2002		2001*		2000*	
	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma
Net income (loss)	$359,677	$125,763	$(578,078)	$(745,202)	$622,146	$521,979
Net earnings (loss) per common share:						
Basic	$ 0.47	$ 0.16	$ (0.76)	$ (0.99)	$ 0.87	$ 0.73
Diluted	$ 0.44	$ 0.16	$ (0.76)	$ (0.99)	$ 0.79	$ 0.66

* As adjusted (Note 13)

The effects on pro forma disclosures of applying the fair value method are not likely to be representative of the effects on pro forma disclosures of future years because the fair value method is applicable only to options granted subsequent to September 30, 1995.

NOTE 11. COMMITMENTS AND CONTINGENCIES

LITIGATION

Schwartz, et al v. QUALCOMM. On December 14, 2000, 77 former QUALCOMM employees filed a lawsuit against the Company in the District Court for Boulder County, Colorado, alleging claims for intentional misrepresentation, nondisclosure and concealment, violation of C.R.S. Section 8-2-104 (obtaining workers by misrepresentation), breach of contract, breach of the implied covenant of good faith and fair dealing, promissory estoppels, negligent misrepresentation, unjust enrichment, violation of California Labor Code Section 970, violation of California Civil Code Sections 1709-1710, rescission, violation of California Business & Professions Code Section 17200 and violation of California Civil Code Section 1575. Since then, 10 other individuals have joined the suit as plaintiffs. The complaint seeks economic, emotional distress and punitive damages and unspecified amounts of interest. On November 29, 2001, the Court granted the Company's motion to dismiss 17 of the plaintiffs from the lawsuit. Subsequently, the Court dismissed 3 other plaintiffs from the lawsuit. On November 18, 2002, the Court granted the Company's motion to dismiss 66 of the remaining 67 plaintiffs from the lawsuit (Note 15). Although there can be no assurance that an unfavorable outcome of the dispute would not have a material adverse effect on the Company's operating results, liquidity or financial position, the Company believes the claims are without merit and will vigorously defend the action.

GTE Wireless Incorporated (GTE) v. QUALCOMM. On June 29, 1999, GTE filed an action in the United States District Court for the Eastern District of Virginia seeking damages and injunctive relief and asserting that wireless telephones sold by the Company infringe a single patent allegedly owned by GTE. On September 15, 1999, the Court granted the Company's motion to transfer the action to the United States District Court for the Southern District of California. On February 14, 2002, the District Court granted QUALCOMM's motion for summary judgment that QUALCOMM's products did not infringe GTE's asserted patent and denied GTE's motion seeking summary judgment of infringement. QUALCOMM's counterclaims that the patent is invalid or unenforceable remain pending in the District Court and have been stayed while the ruling granting QUALCOMM's motion and denying GTE's motion is on appeal. Although there can be no assurance that an unfavorable outcome of the dispute would not have a material adverse effect on the Company's operating results, liquidity or financial position, the Company believes the action is without merit and will vigorously defend the action.

Durante, et al v. QUALCOMM. On February 2, 2000, three former QUALCOMM employees filed a putative class action against the Company, ostensibly on behalf of themselves and those former employees of the Company whose employment was terminated in April 1999. Virtually all of the purported class of plaintiffs received severance packages at the time of the termination of their employment, in exchange for a release of claims, other than federal age discrimination claims, against the Company. The complaint was filed in California Superior Court in and for the County of Los Angeles and purports to state ten causes of action including breach of contract, age discrimination, violation of Labor Code Section 200, violation of Labor Code Section 970, unfair business practices, intentional infliction of emotional distress, unjust enrichment, breach of the covenant of good faith and fair dealing, declaratory relief and undue influence. The complaint seeks an order accelerating all unvested stock options for the members of the class, plus economic and liquidated damages of an unspecified amount. On June 27, 2000, the case was ordered transferred from Los Angeles County Superior Court to San Diego County Superior Court. On July 3, 2000, the Company removed the case to the United States District Court for the Southern District of California, and discovery commenced. On May 29, 2001, the Court dismissed all plaintiffs' claims except for claims arising under the federal Age Discrimination in Employment Act. On July 16, 2001, the Court granted conditional class certification on the remaining claims, to be revisited by the Court at the end of the discovery period. Currently, there are 83 individuals included in the class. Although there can be no assurance that an unfavorable outcome of the dispute would not have a material adverse effect on the Company's operating results, liquidity or financial position, the Company believes the claims are without merit and will vigorously defend the action.

Zoltar Satellite Alarm Systems, Inc. v. QUALCOMM and SnapTrack. On March 30, 2001, Zoltar Satellite Alarm Systems, Inc. (Zoltar) filed suit against QUALCOMM and SnapTrack, a QUALCOMM wholly-owned subsidiary, seeking damages and injunctive relief and alleging infringement of three patents. On August 27, 2001, Zoltar filed an amended complaint adding Sprint Corp. as a named defendant and narrowing certain infringement claims against QUALCOMM and SnapTrack. Since then, Zoltar has dismissed Sprint Corp. as a defendant. On September 23, 2002, the court denied Zoltar's motion for summary judgment that the accused products infringe. QUALCOMM and SnapTrack's various motions for summary judgment of noninfringement and invalidity are currently pending and await hearing. Trial has been set for February 11, 2003. Although there can be no assurance that an unfavorable outcome of this dispute would not have a material adverse effect on QUALCOMM's operating results, liquidity or financial position, the Company believes the claims are without merit and will vigorously defend the action.

The Company has been named, along with many other manufacturers of wireless handsets, wireless carriers and industry-related organizations, as a defendant in a purported class action lawsuit (*In re Wireless Telephone Frequency Emissions Products Liability Litigation*, United States District Court for the District of Maryland), and in several individually filed actions, seeking personal injury, economic and/or punitive damages arising out of its sale of cellular phones. The courts that have reviewed similar claims against other companies to date have held that there was insufficient scientific basis for the plaintiffs' claims in those cases, and the judge responsible for the multi-district litigation proceedings recently made such a ruling in another case to which the company is not a party. Although there can be no assurance that an unfavorable outcome of these and other disputes would not have a material adverse effect on the Company's operating results, liquidity or financial position, the Company believes the claims are without merit and will vigorously defend the actions.

The Company has not recorded any accrual for contingent liability associated with the legal proceedings described above based on the Company's belief that a liability, while possible, is not probable. Further, any possible range of loss cannot be estimated at this time. The Company is engaged in numerous other legal actions arising in the ordinary course of its business and believes that the ultimate outcome of these actions will not have a material adverse effect on its operating results, liquidity or financial position.

OPERATING LEASES

The Company leases certain of its facilities and equipment under noncancelable operating leases, with terms ranging from two to ten years and with provisions for cost-of-living increases. Rental expense for fiscal 2002, 2001 and 2000 was $61 million, $28 million and $19 million, respectively. Rental expense increased by $19 million in fiscal 2002 as a result of the consolidation of Vésper Holding (Note 13). Future minimum lease payments in each of the next five years from fiscal 2003 through 2007 are $39 million, $29 million, $20 million, $13 million and $12 million, respectively, and $11 million thereafter.

PURCHASE OBLIGATIONS

The Company has agreements with a supplier to purchase software and estimates its noncancelable obligations under these agreements to be approximately $3 million through fiscal 2004. The Company also has commitments to purchase telecommunications and research and development services for approximately $17 million in fiscal 2003 and $17 million in each of the subsequent fiscal years through 2006.

LETTERS OF CREDIT, FINANCIAL GUARANTEES AND OTHER FINANCIAL COMMITMENTS

PEGASO TELECOMUNICACIONES, S.A. DE C.V.

The Company has various financing arrangements, including a bridge loan facility, an equipment loan facility and an interim loan facility, with Pegaso Comunicaciones y Sistemas S.A. de C.V., a wholly owned subsidiary of Pegaso Telecomunicaciones, S.A. de C.V., a CDMA wireless operating company in Mexico (collectively referred to as Pegaso). On September 10, 2002, Telefónica Móviles (Telefónica) acquired a 65% controlling interest in Pegaso (the Close).

The bridge facility was payable in full on October 31, 2001, was in default and was subject to a forbearance agreement at September 30, 2002. At September 30, 2002, $413 million was outstanding under the bridge loan facility, net of deferred interest and unearned fees. The Company stopped recognizing interest on the bridge loan facility effective at the beginning of the fourth fiscal quarter of 2001. Pegaso paid $435 million in full satisfaction of the bridge loan facility on November 8, 2002 (the Bridge Payment) (Note 15).

The equipment loan facility and related financing were in default and subject to a forbearance agreement at September 30, 2002. At September 30, 2002, $318 million was outstanding under the equipment loan facility, net of deferred interest and unearned fees. The equipment loan facility was payable through December 31, 2007 and bears interest at LIBOR plus 4.5% (or LIBOR plus 6.5% when in default). The Company stopped recognizing interest on the equipment loan facility and related financing effective at the beginning of the fourth fiscal quarter of 2001. The terms of the equipment loan facility and related financing were modified, retroactive to September 10, 2002, upon receipt of the Bridge Payment and the satisfaction of other conditions. The Company will be required to use approximately $139 million of the bridge loan proceeds to purchase outstanding vendor debt owed by Pegaso to other lenders. Financing related to the equipment loan facility in the amount of $4 million will be payable in March 2003. The remaining equipment loan facility, including the acquired vendor debt, will be payable quarterly starting in March 2006 through December 2008 and will bear interest at LIBOR plus 1% for two years, LIBOR plus 3% for the next three years and LIBOR plus 6% thereafter. The Company recognized $0.5 million in interest income on the equipment loan facility during fiscal 2002 from the Close through fiscal year end at LIBOR plus 1%.

During fiscal 2002, the Company provided to Pegaso $65 million of interim financing, including $5 million in capitalized fees, and $65 million of additional interim financing. Prior to the Close, a Pegaso shareholder purchased $25 million and $23 million participations in the interim and additional interim finance receivables, respectively, from the Company, and at Close, converted those portions of the interim and additional interim financings into equity in Pegaso. At September 30, 2002, $40 million and $42 million were outstanding under the interim and additional interim facilities, respectively. The interim and additional interim financing commitments were cancelled at Close, and the interim and additional interim finance receivables were repaid in full with interest on October 10, 2002.

Also in connection with the Close, Telefónica paid $9 million to the Company in consideration for warrants to acquire equity in Pegaso at Close, and Pegaso paid $12 million to the Company in October 2002 related to certain fees and expense reimbursements.

As a result of the Close, the Company recognized a total of $9 million in interest income in fiscal 2002. At September 30, 2002, finance and other receivables from Pegaso totaled $821 million, net of $45 million in deferred interest income that will be amortized over the remaining term of the equipment loan facility as an adjustment to yield. The Company received $90 million of this amount in October 2002 and an additional $295 million when the Bridge Payment was made in November 2002, excluding the $139 million portion of the Bridge Payment that will be used to acquire vendor debt. After receipt of the Bridge Payment, $436 million of the September 30, 2002 finance receivables remains, net of deferred interest. In the event that Pegaso were to initiate the commercialization of GSM or TDMA services in its spectrum, Pegaso would be obliged to prepay $285 million of that amount. Telefónica has recently indicated its intention to deploy GSM in Mexico.

The Company's aggregate commitments to provide additional long-term financing to Pegaso under its arrangements with Ericsson (Note 3) were $105 million as of September 30, 2002, subject to Pegaso meeting certain conditions. Of this amount, $9 million was cancelled when Pegaso made the Bridge Payment, and the remaining $96 million is no longer available to Pegaso as a result of a series of events that occurred in November 2002. The Company also had $4 million in other financing commitments to Pegaso as of September 30, 2002 that were cancelled when Pegaso made the Bridge Payment.

LEAP WIRELESS INTERNATIONAL INC.

The Company has a commitment to provide $125 million of cash loans under a senior secured credit facility with Leap Wireless to facilitate Leap Wireless' purchase of licenses in the FCC's Auction No. 35. At QUALCOMM's option, and subject to FCC consent, QUALCOMM may transfer all or a portion of any remaining amounts of its Auction Discount Voucher (ADV) in satisfaction of a like dollar amount of such commitment, with a cash commitment equal to any difference between $125 million and the actual amount of the ADV transferred to Leap Wireless. The ADV was awarded to QUALCOMM by the FCC in June 2000 as the result of a legal ruling. The terms of the ADV allow QUALCOMM to use the voucher in whole or in part in any FCC spectrum auction over a period of three years. The ADV is fully transferable and may, subject to certain conditions, be used in whole or in part by any entity in any auction, including those in which QUALCOMM is not a participant.

The credit facility may be used by Leap Wireless solely to pay for PCS spectrum licenses acquired in the FCC's Auction No. 35, which was completed in January 2001. Under the terms of the credit facility, the Company is committed to fund up to $125 million until the earlier of settlement of the FCC's Auction No. 35 of PCS spectrum or Leap Wireless' withdrawal from Auction No. 35. In Auction No. 35, each of the spectrum licenses as to which Leap Wireless was the highest bidder were licenses the FCC reclaimed from Next*Wave* Telecom, Inc. (Next*Wave*), a company currently in a Chapter 11 reorganization proceeding. The validity of the FCC's reclamation and reauction of these licenses in Auction No. 35 is currently subject to litigation between NextWave and the federal government. Next*Wave* has prevailed on certain of its claims in the United States Court of Appeals for the District of Columbia Circuit. In response to a petition by the FCC, the U.S. Supreme Court agreed to review the case and heard oral argument on October 8, 2002. The grant to Leap Wireless of these Auction 35 wireless licenses has been substantially delayed and has been brought into question by the Next*Wave* litigation. In addition, in November 2002, the FCC adopted an order granting relief to Auction 35 bidders that were the high bidders for Next*Wave* licenses. Leap has until the end of December 2002 to elect to terminate its obligation to purchase these licenses (Note 15). As a result, it is unclear when or if Leap Wireless will be able to use the senior credit facility. Also, the Company believes that Leap Wireless is not able to satisfy all of the conditions precedent to funding under the credit facility. As a result, it appears unlikely that Leap Wireless will be able to use the senior credit facility. The facility is repayable in a lump sum payment, including principal and interest accrued through October 2002, no later than March 9, 2006. After October 2002, interest is payable semi-annually. The facility bears interest at LIBOR plus 7.5%. At September 30, 2002, no cash had been advanced to Leap Wireless.

OTHER

In addition to the financing commitments to Pegaso, Leap Wireless and Ericsson (Note 3), the Company had $3 million of letters of credit and $6 million of other financial commitments outstanding as of September 30, 2002, none of which were collateralized.

NOTE 12. SEGMENT INFORMATION

The Company is organized on the basis of products and services. During the first quarter of fiscal 2002, the Company formed two new operating segments, QUALCOMM Wireless & Internet and QUALCOMM Strategic Initiatives, as a result of changes in the Company's businesses and in managerial reporting. Three divisions have been aggregated into the QUALCOMM Wireless & Internet segment. Reportable segments are as follows:

- QUALCOMM CDMA Technologies (QCT) — develops and supplies CDMA-based integrated circuits and system software for wireless voice and data communications and global positioning products;
- QUALCOMM Technology Licensing (QTL) — licenses third parties to design, manufacture, and sell products incorporating the Company's CDMA technology;
- QUALCOMM Wireless & Internet (QWI) — comprised of:
  - QUALCOMM Internet Services (QIS) — provides the BREW product and services for wireless service providers, handset manufacturers and wireless application developers and software development services;
  - QUALCOMM Digital Media (QDM) — develops technologies to support the processing, transmission and management of content for a variety of media applications, including the delivery of digitized motion pictures (Digital Cinema) and highly secure, wireless products for the United States government; and
  - QUALCOMM Wireless Business Solutions (QWBS) — provides satellite and terrestrial-based two-way data messaging and position reporting services to transportation companies, private fleets and heavy equipment fleets.
- QUALCOMM Strategic Initiatives (QSI) — manages the Company's strategic investment activities. QSI makes strategic investments to promote the worldwide adoption of CDMA products and services for wireless voice and Internet data communications, including CDMA carriers and licensed device manufacturers and companies that support the design and introduction of new CDMA-based products or possess unique capabilities or technology. QSI also provides financing to CDMA carriers to facilitate the marketing and sale of CDMA equipment by licensed manufacturers.

The Wireless Systems division, which provides services and sells products to Globalstar service providers and other customers involved with the Globalstar System, is no longer included in a reportable segment, and the division's revenues and losses are presented with other products in reconciling items in the table that follows.

The Company evaluates the performance of its segments based on earnings before income taxes and accounting changes (EBT), excluding certain impairment and other charges that are not allocated to the segments for management reporting purposes. EBT includes the allocation of certain corporate expenses to the segments, including depreciation and amortization expense related to unallocated corporate assets. Segment data includes intersegment revenues.

Segment results presented for the fiscal 2001 and 2000 periods have been restated to conform to the current year segment presentation and adjusted to reflect the Company's equity in losses of the Vésper Operating Companies (Note 13). The Company sold its terrestrial-based CDMA wireless consumer phone business, the former operating segment QUALCOMM Consumer Products (QCP), to Kyocera in February 2000 (Note 14). The table below presents revenues and EBT for reported segments (in thousands):

	QCT	QTL	QWI	QSI	Reconciling Items	Total
2002						
Revenues	$1,590,829	$847,092	$438,682	$ 126,477	$ 36,480	$3,039,560
EBT	440,523	756,173	(9,467)	(506,978)	(219,126)	461,125
Total assets	290,598	168,777	107,453	1,754,957	4,187,736	6,509,521
2001						
Revenues	$1,364,687	$781,939	$426,066	$ —	$ 107,094	$2,679,786
EBT	305,546	705,794	33,484	(1,125,206)	(375,258)	(455,640)
Total assets	296,638	180,276	109,443	1,294,278	3,789,098	5,669,733
2000						
Revenues	$1,238,702	$705,482	$431,897	$ —	$ 820,699	$3,196,780
EBT	391,521	633,336	80,152	342,894	(299,163)	1,148,740
Total assets	296,054	160,604	109,007	1,206,880	4,242,372	6,014,917

Revenues from each of the Company's divisions aggregated into the QWI operating segment for the years ended September 30 were as follows (in thousands):

	QWBS	QDM	QIS
2002	$337,454	$53,941	$47,287
2001	$345,560	$74,250	$ 6,256
2000	$348,338	$74,529	$ 9,030

QSI assets include $203 million and $106 million related to investments in equity method investees at September 30, 2002 and 2001, respectively.

Other reconciling items for the years ended September 30 were comprised as follows (in thousands):

	2002	2001	2000
Revenues			
Revenues from external customers of QCP segment sold	$ —	$ —	$ 541,856
Elimination of intersegment revenue	(80,409)	(62,114)	(194,730)
Other products	116,889	169,208	473,573
Reconciling items	$ 36,480	$ 107,094	$ 820,699
Earnings before income taxes			
Unallocated corporate expenses	$(301,615)	$(429,481)	$(324,131)
EBT of QCP segment sold	—	—	(70,073)
EBT from other products	1,663	(77,486)	39,507
Unallocated interest expense	(377)	(9,557)	(1,842)
Unallocated investment (loss) income, net	89,138	139,226	108,311
Distributions on Trust Convertible Preferred Securities of subsidiary trust	—	—	(13,039)
Intracompany eliminations	(6,911)	4,544	(36,758)
Other	(1,024)	(2,504)	(1,138)
Reconciling items	$(219,126)	$(375,258)	$(299,163)

Generally, revenues between operating segments are based on prevailing market rates or an approximation thereof. Certain charges are allocated to the corporate functional department in the Company's management reports based on the decision that those charges should not be used to evaluate a segment's operating performance. The Company also routinely excludes amortization of goodwill and other acquisition-related intangible assets from segments' EBT in its management reports based on the decision to exclude those charges from the evaluation of segment results. Unallocated corporate expenses for fiscal 2002 included $259 million for amortization of goodwill and other acquisition-related intangible assets. Unallocated corporate expenses for fiscal 2001 included $256 million for amortization of goodwill and other acquisition-related intangible assets, $62 million related to an arbitration decision against the Company and $57 million related to Globalstar (Note 4). Unallocated corporate expenses for fiscal 2000 included $146 million for amortization of goodwill and other acquisition-related intangible assets, $83 million in charges related to the sale of the terrestrial-based CDMA wireless consumer phone business (Note 14), and $60 million for in-process technology related to the SnapTrack acquisition (Note 13).

Specified items included in segment EBT for years ended September 30 were as follows (in thousands):

	QCT	QTL	QWI	QSI
2002				
Revenues from external customers	$1,586,864	$780,410	$428,920	$126,477
Intersegment revenues	3,965	66,682	9,762	—
Interest income	1,724	1,672	1,013	32,793
Interest expense	41	214	108	24,939
2001				
Revenues from external customers	$1,360,427	$727,564	$422,587	$ —
Intersegment revenues	4,260	54,375	3,479	—
Interest income	2,366	122	888	108,183
Interest expense	38	6	27	74
2000				
Revenues from external customers	$1,130,216	$628,764	$422,371	$ —
Intersegment revenues	108,486	76,718	9,526	—
Interest income	—	—	—	137,710
Interest expense	121	6	186	95

All equity in losses of investees (Note 6) are recorded in QSI.

Sales information by geographic area for the years ended September 30 was as follows (in thousands):

	2002	2001	2000
United States	$ 913,776	$ 942,579	$1,681,104
South Korea	1,133,481	937,504	711,588
Japan	534,312	576,958	410,883
Other foreign	457,991	222,745	393,205
	$3,039,560	$2,679,786	$3,196,780

The Company distinguishes revenues from external customers by geographic areas based on customer location.

The net book value of long-lived assets located outside of the United States was $251 million, $10 million and $10 million at September 30, 2002, 2001 and 2000, respectively. The increase over the prior years is due to Vésper Holding's long-lived assets acquired during fiscal 2002 (Note 13).

NOTE 13. ACQUISITIONS

VÉSPER HOLDING, LTD.

In fiscal 1999, the Company acquired an approximate 16% ownership interest in Vésper Sao Paulo S.A. and Vésper S.A. (the Vésper Operating Companies). The Vésper Operating Companies were formed by a consortium of investors to provide fixed wireless and wireline telephone services in the northern, northeast and eastern regions of Brazil and in the state of Sao Paulo. In addition, the Company extended long-term financing to the Vésper Operating Companies related to the Company's financing arrangement with Ericsson (Note 3). On November 13, 2001, QUALCOMM consummated a series of transactions as part of an overall financial restructuring (the Restructuring) of the Vésper Operating Companies.

Pursuant to the Restructuring, the Company and VeloCom (Note 4) committed to invest $266 million and $80 million, respectively, in a newly formed holding company called Vésper Holding. Vésper Holding acquired certain liabilities of the Vésper Operating Companies from their vendors for $135 million and the issuance of warrants to purchase an approximate 7% interest in Vésper Holding, and the vendors released in full any claims that they might have against the Company, VeloCom, the Vésper Operating Companies and other related parties arising from or related to the acquired liabilities. In a series of related transactions, Vésper Holding agreed to contribute the acquired liabilities to the Vésper Operating Companies in exchange for equity securities and to cancel the contributed liabilities. At September 30, 2002, the Company directly owned 72% of the issued and outstanding equity of Vésper Holding, and the Company indirectly owned an additional 11.9% of Vésper Holding through its ownership interest in VeloCom, totaling an 83.9% direct and indirect interest.

The purchase price allocation, based on the estimated fair values of acquired assets and liabilities assumed, included $307 million for property, plant and equipment, $39 million for licenses, and $31 million for other intangible assets. Property, plant and equipment are depreciated over useful lives ranging from 2 to 18 years. Licenses and other intangible assets are amortized over their useful lives of 18 years and 3 to 18 years, respectively.

When the Company obtained its controlling interest in Vésper Holding, Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock," required that the Company adjust its prior period results to account for its original 16% ownership interest in the Vésper Operating Companies, predecessors to Vésper Holding, using the equity method of accounting. As a result, the Company recorded $6 million, $150 million and $48 million of equity in losses of the Vésper Operating Companies for fiscal 2002 (pre-acquisition), 2001, and 2000 respectively. The Company recorded a $59 million reduction in finance receivables, an $18 million reduction in other assets and a $77 million reduction to retained earnings at September 30, 2001. The Company had previously recorded $121 million in asset impairment charges and other-than-temporary losses on other investments during fiscal 2001. Because those charges did not exceed the losses recorded as a result of using the equity method, the net loss for fiscal 2001 increased by $29 million. The Company did not record any asset impairment charges or other-than-temporary losses during fiscal 2000, and as a result of using the equity method, the net income for fiscal 2000 decreased by $48 million.

Due to the Company's practice of consolidating foreign subsidiaries one month in arrears, the consolidated financial statements for fiscal 2002 included $130 million in losses, net of minority interest of Vésper Holding, from November 13, 2001 to August 31, 2002. The consolidated financial statements for fiscal 2002 also included $30 million of equity losses related to Vésper Holding (pre-acquisition) and VeloCom. Pro forma operating results for the Company, assuming the acquisition of Vésper Holding had been made at the beginning of the periods ended September 30, are as follows (in thousands, except per share data):

(Unaudited)	2002	2001	2000
Revenues	$3,059,398	$2,805,266	$3,244,428
Net income (loss)	$ 335,746	$ (974,221)	$ 374,034
Basic earnings (loss) per common share	$ 0.44	$ (1.29)	$ 0.52
Diluted earnings (loss) per common share	$ 0.41	$ (1.29)	$ 0.48

These pro forma results have been prepared for comparative purposes only and may not be indicative of the results of operations that actually would have occurred had the combination been in effect at the beginning of the respective periods or of future results of operations of the consolidated entities.

The Vésper Operating Companies' summarized financial information, derived from its unaudited financial statements for the periods prior to the Company obtaining its controlling interest in Vésper Holding, is as follows (in thousands):

	September 30, 2001
Current assets	$ 74,310
Noncurrent assets	844,387
Total assets	$ 918,697
Current liabilities	$ 314,221
Noncurrent liabilities	979,544
Total liabilities	$1,293,765

	September 30,	
	2001	2000
Revenues	$ 125,480	$ 47,648
Gross profit	(187,898)	(101,877)
Net loss	$(877,017)	$(346,916)

CORPORACIÓN NACIONAL DE RADIODETERMINACIÓN, S.A. DE C.V.

During May 2002, the Company acquired the equity interests of certain minority shareholders in its consolidated subsidiary, Corporación Nacional de Radiodeterminación, S.A. de C.V. (CNR), the exclusive distributor of the Company's OmniTRACS product in Mexico, for $24 million. The acquisition increased the Company's equity ownership in CNR to approximately 97%. The Company used the purchase method to account for this acquisition. The preliminary allocation of purchase price, based on the estimated fair values of acquired assets and liabilities assumed, reflects acquired goodwill and intangible assets of $3 million and $9 million, respectively. The Company is in the process of finalizing the purchase price allocation and does not anticipate material adjustments to the preliminary allocation. In accordance with FAS 142, amounts allocated to goodwill are not amortized. Amounts allocated to intangible assets are being amortized over their expected useful lives.

WIRELESS KNOWLEDGE, INC.

Wireless Knowledge, formed in November 1998 as a joint venture with Microsoft Corporation (Microsoft), provides software and professional services to allow users real-time access to critical business information through a range of browser-equipped wireless and wireline devices including mobile phones, personal digital assistants, laptops and landline connected personal computers. In October 2001, Wireless Knowledge acquired all of the outstanding shares owned by Microsoft in exchange for an agreement that Microsoft's royalty obligations under a Development, License and Alliance Agreement dated July 19, 2000 by and between Wireless Knowledge and Microsoft are considered fully paid. The acquisition increased the Company's ownership in Wireless Knowledge from approximately 50% to approximately 100%. The Company used the purchase method of accounting to record its indirect acquisition of Wireless Knowledge in accordance with FAS 141. The allocation of purchase price, based on the estimated fair values of acquired assets and liabilities assumed, included acquired goodwill of $4 million. In accordance with FAS 142, amounts allocated to goodwill are not amortized. The consolidated financial statements include the operating results of Wireless Knowledge from the date of acquisition. The Company had previously recorded its share of Wireless Knowledge's losses under the equity method. Pro forma results of operations have not been presented because the effect of this acquisition is not material.

SNAPTRACK, INC.

In March 2000, the Company completed the acquisition of all of the outstanding capital stock of SnapTrack, Inc. (SnapTrack), a developer of wireless position location technology, in a transaction accounted for as a purchase. The purchase price was approximately $1 billion, representing the value of QUALCOMM shares issued to effect the purchase, the value of vested and unvested options and warrants exchanged at the closing date and estimated transaction costs of $2 million. The allocation of purchase price, based on the estimated fair values of the acquired assets and assumed liabilities, included acquired goodwill of $948 million, purchased in-process technology of $60 million and other intangible assets of $34 million. Tangible assets acquired and liabilities assumed were not material to the Company's financial statements. Amounts allocated to goodwill and other intangible assets are amortized on a straight-line basis over their estimated useful lives of four years. The acquisition is presented as a non-cash transaction in the statement of cash flows.

The consolidated financial statements include the operating results of SnapTrack from the date of acquisition. Unaudited pro forma operating results for the Company, assuming the acquisition of SnapTrack had been made at the beginning of the years ended September 30, were as follows (in thousands, except per share data):

(Unaudited)	2000*
Revenues	$3,197,119
Net income	$ 571,161
Basic earnings per common share	$ 0.80
Diluted earnings per common share	$ 0.72

* As adjusted (Note 13)

These pro forma results have been prepared for comparative purposes only and may not be indicative of the operating results, which actually would have occurred had the combination been in effect at the beginning of the respective periods or of future operating results of the consolidated entities.

NOTE 14. DISPOSITION OF ASSETS AND OTHER CHARGES

In February 2000, the Company sold its terrestrial-based CDMA wireless consumer phone business, including its phone inventory, manufacturing equipment and customer commitments, to Kyocera Wireless (Kyocera). QUALCOMM received $242 million, including interest, during fiscal 2000 for the net assets sold. QUALCOMM recorded $83 million in charges during fiscal 2000 to reflect the estimated difference between the carrying value of the net assets and the consideration received from Kyocera, less costs to sell, and employee termination costs. Under the agreement with Kyocera, Kyocera agreed to purchase a majority of its CDMA integrated circuit sets and system software requirements from QUALCOMM for a period of five years. Kyocera will continue its existing royalty-bearing CDMA license agreement with QUALCOMM.

As part of the agreement with Kyocera, QUALCOMM formed a new subsidiary that has a substantial number of employees from QUALCOMM Consumer Products business to provide services to Kyocera on a cost-plus basis to support Kyocera's phone business for up to three years. This arrangement will expire in February 2003. Kyocera has informed the Company that it intends to offer employment to substantially all employees of the subsidiary. During fiscal 2002, 2001 and 2000, revenues resulting from this arrangement were $105 million, $107 million and $69 million, respectively; earnings before taxes were not material.

The Company leases certain facilities to Kyocera under noncancelable operating leases, with provisions for cost-of-living increases. The leases expire on various dates through February 20, 2005 and generally provide for renewal options thereafter. Future minimum rentals in each of the next three years from fiscal 2003 to 2005 are $10 million, $9 million and $4 million.

NOTE 15. SUBSEQUENT EVENTS

On November 8, 2002, Pegaso paid $435 million in full satisfaction of the bridge loan facility (Note 11).

On November 12, 2002, $9 million of the Company's commitment to extend long-term financing to certain CDMA customers of Ericsson was cancelled (Note 3).

On November 14, 2002, the FCC adopted an order granting relief to Auction 35 bidders that were the high bidders for Next*Wave* licenses. Leap has until the end of December 2002 to elect to terminate its obligation to purchase these licenses (Note 11).

On November 18, 2002, the District Court for Boulder County, Colorado granted the Company's motion to dismiss 66 of the remaining 67 plaintiffs from the lawsuit in the matter of Schwartz, et al v. QUALCOMM (Note 11).

On November 19, 2002, the Company won bids to acquire mobile licenses in the state of Sao Paulo (excluding Sao Paulo metro), the state of Minas Gerais, and in the Northeast region of Brazil (license Areas 2, 4, and 10, respectively). The new mobile licenses cover areas with a combined population in excess of 64 million. The mobile licenses overlap with approximately 47% of Vésper Holding's existing Wireless Local Loop areas. None of the mobile licenses cover an area outside of Vesper Holding's current coverage areas. Approximately $8 million of the approximate $83 million total purchase price is payable by December 19, 2002. The remaining $75 million Brazilian real-denominated obligation is financed by the Brazilian government at an interest rate of 12%, plus an adjustment for inflation, payable in six equal annual installments. The first such installment payment is due in 36 months (Note 13).

NOTE 16. SUMMARIZED QUARTERLY DATA (UNAUDITED)

The following financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the results of the interim periods.

The table below presents quarterly data for the years ended September 30, 2002 and 2001 (in thousands, except per share data):

	Q1	Q2	Q3	Q4
2002				
Revenues	$698,642	$696,115	$770,917	$873,886
Operating income	182,081	99,804	138,618	252,765
Income (loss) before accounting changes	139,233	43,930	(13,768)	190,282
Accounting changes, net of tax	—	—	—	—
Net income (loss)	139,233	43,930	(13,768)	190,282
Basic net earnings (loss) per common share[1]				
Income (loss) before accounting changes	$ 0.18	$ 0.06	$ (0.02)	$ 0.24
Accounting changes, net of tax	$ —	$ —	$ —	$ —
Net income (loss)	$ 0.18	$ 0.06	$ (0.02)	$ 0.24
Diluted net earnings (loss) per common share[1]				
Income (loss) before accounting changes	$ 0.17	$ 0.05	$ (0.02)	$ 0.23
Accounting changes, net of tax	$ —	$ —	$ —	$ —
Net income (loss)	$ 0.17	$ 0.05	$ (0.02)	$ 0.23
2001[2]				
Revenues	$655,209	$717,148	$656,598	$650,831
Operating (loss) income	(424,769)	211,506	150,486	101,464
(Loss) income before accounting changes	(401,288)	109,721	(193,516)	(75,058)
Accounting changes, net of tax	(17,937)	—	—	—
Net (loss) income	(419,225)	109,721	(193,516)	(75,058)
Basic net (loss) earnings per common share[1]				
(Loss) income before accounting changes	$ (0.54)	$ 0.15	$ (0.26)	$ (0.10)
Accounting changes, net of tax	$ (0.02)	$ —	$ —	$ —
Net (loss) income	$ (0.56)	$ 0.15	$ (0.26)	$ (0.10)
Diluted net (loss) earnings per common share[1]				
(Loss) income before accounting changes	$ (0.54)	$ 0.14	$ (0.26)	$ (0.10)
Accounting changes, net of tax	$ (0.02)	$ —	$ —	$ —
Net income	$ (0.56)	$ 0.14	$ (0.26)	$ (0.10)

(1) Earnings (loss) per share are computed independently for each quarter and the full year based upon respective average shares outstanding. Therefore, the sum of the quarterly net earnings (loss) per share amounts may not equal the annual amounts reported.

(2) Adjusted to account for the Company's original 16% ownership interest in the Vésper Operating Companies using the equity method of accounting (Note 13).

SAFE HARBOR

Except for the historical information contained herein, this annual report contains forward-looking statements that are subject to risks and uncertainties. Actual results may differ substantially from those referred to herein due to a number of factors, including but not limited to risks associated with: changing global economic conditions, particularly in the telecommunications and Internet-related industries and the resulting uncertainty in forecasting future results; timing and receipt of license fees and royalties; integrated circuit inventory and order levels; the Company's ability to execute additional 3G licenses; the scale-up, acceptance and operations of CDMA systems, including CDMA2000 1xEV-DO and systems in new markets such as China and India; the ability to sustain or improve operational efficiency and profitability; decreases in the rate of growth in CDMA-based wireless data and Internet access or the CDMA subscriber population; strategic investments, loans, acquisitions or divestitures the Company has or may pursue; the performance of the Vesper Companies business in Brazil; changes in fair values of marketable securities and derivative instruments held; the development, deployment and commercial acceptance of evolving CDMA technology standards; developments in current or future litigation; customer receivables and performance guarantees; component shortages; and international business activities, as well as the other risks detailed from time-to-time in the Company's SEC reports. The Company's consolidated financial data includes SnapTrack, Inc., Vésper Holding, Ltd. and other consolidated subsidiaries of the Company.

BOARD OF DIRECTORS & OFFICERS

BOARD OF DIRECTORS
(Pictured at right)

DR. IRWIN MARK JACOBS (01)
Chairman of the Board of Directors
and Chief Executive Officer, QUALCOMM Incorporated
Member: Stock Option Committee, Strategic Implementation Committee

DR. RICHARD ATKINSON (02)
President of the University of California
Member: Strategic Implementation Committee

ADELIA A. COFFMAN (03)
Financial Consultant
Chair: Stock Option Committee
Member: Audit Committee

THE HONORABLE DIANA LADY DOUGAN (04)
Chairman, Cyber Century Forum and Senior Advisor and
International Communications Studies Chair,
Center for Strategic and International Studies
Member: Finance Committee, Compensation Committee,
Strategic Implementation Committee

DR. ROBERT E. KAHN (05)
Chairman and Chief Executive Officer and President,
the Corporation for National Research Initiatives
Chair: Nominating Committee
Member: Strategic Implementation Committee, Governance Committee

JEROME S. KATZIN (06)
Retired, Investment Banker
Chair: Compensation Committee
Member: Audit Committee, Nominating Committee,
Governance Committee

DUANE A. NELLES (07)
Certified Public Accountant
Chair: Audit Committee
Member: Stock Option Committee, Nominating Committee,
Compensation Committee, Governance Committee

PETER M. SACERDOTE (08)
Advisory Director, Goldman Sachs & Co.
Chair: Finance Committee
Member: Governance Committee

FRANK SAVAGE (09)
Chairman and Chief Executive Officer, Savage Holdings LLC
Member: Finance Committee, Nominating Committee

GENERAL BRENT SCOWCROFT (10)
President, The Scowcroft Group
Member: Nominating Committee, Strategic Implementation Committee

MARC I. STERN (11)
President, The TCW Group, Inc.
Chair: Governance Committee
Member: Finance Committee, Compensation Committee

RICHARD SULPIZIO (12)
Former QUALCOMM President; President, QUALCOMM China
Chair: Strategic Implementation Committee
Member: Stock Option Committee


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CORPORATE OFFICERS

DR. IRWIN MARK JACOBS (01)
Chairman of the Board of Directors
and Chief Executive Officer

STEVEN R. ALTMAN (02)
Executive Vice President and President,
QUALCOMM Technology Licensing

FRANKLIN P. ANTONIO (03)
Executive Vice President and Chief Scientist

SCOTT J. BECKER (04)
Senior Vice President and General Manager,
QUALCOMM Wireless Systems

KIMBERLY M. KORO (05)
Senior Vice President and President,
QUALCOMM Digital Media

JEFFREY A. JACOBS (06)
Senior Vice President and President,
Global Development

DR. PAUL E. JACOBS (07)
Executive Vice President and Group President,
QUALCOMM Wireless and Internet Group

MARGARET L. "PEGGY" JOHNSON (08)
Senior Vice President and President,
QUALCOMM Internet Services

WILLIAM E. KEITEL (09)
Senior Vice President and Chief Financial Officer

LOUIS M. LUPIN (10)
Senior Vice President and General Counsel

DR. ROBERTO PADOVANI (11)
Executive Vice President and Chief Technology Officer

DONALD E. SCHROCK (12)
Executive Vice President and Group President,
QUALCOMM CDMA Technologies Group

DR. DANIEL L. SULLIVAN (13)
Executive Vice President,
Human Resources

ANTHONY S. THORNLEY (14)
President and Chief Operating Officer

CHRIS A. WOLFE (15)
Senior Vice President and President,
QUALCOMM Wireless Business Solutions


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STOCKHOLDER'S INFORMATION

ONLINE ANNUAL REPORT

We invite you to visit www.qualcomm.com to view our online interactive annual report. The web-based report complements our printed report to provide a better understanding of QUALCOMM Incorporated.

INVESTOR RELATIONS

Julie C. Cunningham
Senior Vice President,
Investor Relations

For further information on the Company, additional copies of this report, Form 10-K, the Proxy Statement or other financial information, contact:

QUALCOMM Incorporated
Investor Relations
5775 Morehouse Drive
San Diego, CA 92121
(858) 658-4813 phone
(858) 651-9303 fax

You may also contact us by sending e-mail to ir@qualcomm.com or by visiting the Investor Relations page on the Company's web site at www.qualcomm.com.

TRANSFER AGENT

Computershare Investor Services, LLC
2 North La Salle Street
Chicago, IL 60602
(312) 588-4157

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP, San Diego

CORPORATE COUNSEL

Gray Cary Ware & Freidenrich LLP, San Diego

MARKET INFORMATION

The Common Stock of the Company is traded on the NASDAQ Stock Market under the symbol "QCOM."

NOTICE OF ANNUAL MEETING

The annual meeting of stockholders will be held at 9:30 a.m. PST, Tuesday, February 11, 2003 at Copley Symphony Hall, 750 B Street, San Diego, California.

WORLDWIDE LOCATIONS AS OF NOVEMBER 2002

IN THE UNITED STATES

Bethesda, Maryland
Boulder, Colorado
Brentwood, Tennessee
Campbell, California
Clemmons, North Carolina
Concord, Massachusetts
Duluth, Georgia
Irving, Texas
Kansas City, Missouri
Las Vegas, Nevada
Miami, Florida
Pittsburgh, Pennsylvania
Portland, Oregon
Richardson, Texas
Salt Lake City, Utah
San Diego, California
Scotts Valley, California
Washington, D.C.

INTERNATIONAL LOCATIONS

Bangkok, Thailand
Beijing, China
Buenos Aires, Argentina
Farnborough, England
Gladesville, Australia
Haifa, Israel
Ho Chi Minh City, Vietnam
Hong Kong, China
Jakarta, Indonesia
Mexico City, Mexico
Moscow, Russia
Munich, Germany
Munster, Germany
New Delhi, India
Rome, Italy
Sao Paulo, Brazil
Seoul, Korea
Thame, England
Tokyo, Japan
Toulouse, France
Waalre, Holland

QUALCOMM Headquarters
5775 Morehouse Drive
San Diego, CA 92121
Phone (858) 587-1121
Fax (858) 658-2100
www.qualcomm.com